
04045242

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME SEGA Sammy Holdings Inc.

*CURRENT ADDRESS Shiodome Sumitomo Building
9-2 Higashi Shimbashi 1-chome
Minato-ku, Tokyo

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34816 FISCAL YEAR

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	X	AR/S	(ANNUAL REPORT)	
12G32BR	(REINSTATEMENT)		SUPPL	(OTHER)	X
DEF 14A	(PROXY)				

OICF/BY: MM

DAT : 10/1/04

RECEIVED

2004 SEP -9 A 11:47

Exhibit A

ARTICLES OF INCORPORATION
OF
SEGA SAMMY HOLDINGS INC.

INTERNATIONAL CORPORATE FINANCE

CHAPTER I GENERAL PROVISIONS

Article 1 (Trade Name)
The name of the Company shall be "SEGA SAMMY HOLDINGS Kabushiki Kaisha" and in English translation it shall be "SEGA SAMMY HOLDINGS INC. "

Article 2 (Purpose)
The purpose of the Company shall be: to manage and control the business activities of the corporations that conduct the following businesses and businesses equivalent thereto and to engage in operations incidental thereto by owning shares in such corporations:

(1)manufacture, marketing and recycling of pachinko, pachislot, arranged-ball, jankyu machines, and related equipment;
(2)planning, manufacture, marketing, import and export of amusement machines and equipment, game machines and equipment, amusement park rides, electric machines and equipment, electronic machines and equipment, optical machines and equipment, office machines and equipment, learning machines and equipment, exercise machines and equipment, health promoting machines and equipment, vending machines and equipment, money changers, machines and equipment for prizes, photo machines and parts, and materials thereof;
(3)planning, development, design, manufacture, marketing, importing and exporting of toys;
(4)designing, manufacture and marketing of computers and peripheral equipment and terminal units;
(5)planning, development, production, marketing and consulting of computer software, and computer systems;
(6)planning, manufacture, production, marketing, importing and exporting of hardware and software of game equipment and peripheral equipment and terminal units thereof;
(7)planning, design, development, administration, operation and maintenance of network systems, such as the Internet, computer networks, cell phones, car navigation systems, and television game networks, etc.;
(8)marketing, dealership, importing and exporting, manufacture, processing, installation and maintenance of telecommunications equipment and peripheral equipment and terminal units equipment thereof and dealership concerning the subscription of telecommunications service;
(9)construction work, installation work, interior and exterior decoration work, and installation of machines and equipment;
(10) planning, design and administration of various facilities, such as commercial and industrial facilities, and educational facilities, and displays;
(11) manufacture and marketing of various construction materials;

(12) building maintenance and providing invitation of and guidance to member shops on franchise systems and marketing of cleanup products (carpets, mops, cloth, rolls of towels, air fresheners for bathrooms and home, air purifiers, and water purifiers) and lease thereof;
(13) management of game arcades, game centers, amusement parks, hotels, inns, restaurants, golf courses, sports facilities, karaoke rooms, parking lots, and car washes and providing invitation of and guidance to member shops on franchise systems and marketing of memberships thereof;
(14) collection, analyzing, processing and supply of information;
(15) provision of an Internet connection service;
(16) planning, production, marketing, importing and exporting of audio-visual software and acoustic and music software;
(17) planning, production, marketing and distribution of broadcasting programs, movies and animations;
(18) advertising and providing publicity;
(19) design and planning of cable television systems;
(20) television and other general broadcasting under the Broadcast law;
(21) planning, administration and execution of events, such as theatrical performances, entertainment, movies, and concerts;
(22) management and promotion of entertainment talent and artists;
(23) planning, development, manufacture and marketing of character goods;
(24) administration, acquisition, licensing, sale and purchase, and leasing of industrial property rights, including patent rights, utility model rights, design rights, and trademark rights, and intangible property rights, including copyright, copyright neighboring rights, and merchandising rights, and studying on the use thereof;
(25) publishing;
(26) general leasing;
(27) sale and purchase, leasing, administration and intermediacy of real estate;
(28) money lending business, investing business and handling of credit cards and planning, manufacture and sale of prepaid cards and gift certificates;
(29) serving as a non-life insurance agent and conducting operations concerning the collection of life insurances;
(30) serving as a travel agent;
(31) specific employment agency business;
(32) management consulting;
(33) mail order sale;
(34) planning, manufacture, marketing, importing and exporting of three dimensional vision equipment and planning, manufacture, marketing, importing and exporting of image processing systems;
(35) manufacture, marketing, importing and exporting of jet skis, motor boats, and scuba diving equipment, fabric products for clothing, fur clothing, dry goods for clothing, dress accessories, accessories, leather goods, shoes, suitcases, bags, indoor ornament, furniture, arts and crafts, watches, glasses, acoustic instruments, home appliances, cosmetics, medical consumables, and medical equipment;
(36) marketing, importing and exporting of gems, precious metals, antiques, cameras, stationery, books, magazines, musical instruments, sports gear, DIY tools, gardening tools, fertilizers, feed, soil conditioners, automobiles, automobile parts, automobile goods, bicycles,

food, alcoholic beverages, soft drinks, tobaccos, daily necessities, system equipment for emergency notification for the prevention of crimes, fires and disaster damages, disposal units of industrial wastes (kitchen garbage), photovoltaic generators, food processing machines and equipment; and

(37) creation, marketing and maintenance of databases.

2. The Company may engage itself in each of the foregoing businesses and those incidental or pertinent thereto.

Article 3 (Head office)
The head office of the Company shall be located at Minato-ku, Tokyo, Japan.

Article 4 (Method of public notice)
Public notices of the Company shall be given in *The Nihon Keizai Shimbun* published in Tokyo.

CHAPTER II SHARES

Article 5 (Authorized shares)
The total number of authorized shares of the Company shall be Four Hundred Million (400,000,000) shares; provided, however, that if a certain number of shares are eliminated, the number of such eliminated shares shall be subtracted from the authorized shares.

Article 6 (Acquisition of treasury stocks)
The Company may, by a resolution of the Board of Directors, purchase treasury stocks pursuant to the provision of Article 211-3, Clause 1, Item 2 of the Commercial Code of Japan.

Article 7 (Number of Shares Constituting One Full Unit of Stock)
The number of shares constituting one full unit shall be one hundred (100).

Article 8 (Certificates for Shares Constituting Less Than One Full Unit)
The Company shall not issue any certificate for shares constituting less than one full unit (hereinafter referred to as "shares constituting less than one full unit").

Article 9 (Request for Sale of Shares Constituting Less Than One Full Unit)
A shareholder (including a beneficial shareholder: hereinafter the same interpretation being applicable) holding shares constituting less than one full unit may request the Company to sell to the shareholder such amount of shares which will, when added together with the shares constituting less than one full unit, constitute one full unit of stock. However, that the foregoing shall not apply if the Company does not own the number of treasury stocks to be sold.

2. The period when a request for the sale may be made, the method of request and other matters shall comply with the share handling regulations adopted by the Board of Directors.

Article 10 (Transfer Agent)
The Company shall appoint a transfer agent in respect to shares and stock acquisition rights of the Company.

2. The transfer agent and its handling office shall be designated by a resolution of the Board of Directors.

3. The register of shareholders (including the register of beneficial shareholders; hereinafter the same interpretation being applicable) and the register of lost share certificates and the register of stock acquisition rights of the Company shall be kept at the handling office of the transfer agent and all business relating to the shares and stock acquisition rights, such as registration of transfers of shares and stock acquisition rights, acceptance of notices of beneficial shareholders, registration and elimination of rights of pledge, disclosure or elimination of assets held in trust, non-possession of share certificates, notification to be made by shareholders, re-issuance of share certificates, registration of lost share certificates, purchase and sale of shares constituting less than one full unit, shall be handled by the transfer agent and the Company itself shall not handle the above matters directly.

Article 11 (Share Handling Regulations)
The class of share certificates of the Company, the registration of transfers of shares and stock acquisition rights, acceptance of notices of beneficial shareholders, registration and elimination of rights of pledge, disclosure or elimination of assets held in trust, non-possession of share certificates, notification to be made by shareholders, re-issuance of share certificates, registration of lost share certificates, purchase and sale of shares constituting less than one full unit and any other procedures and fees relating to the shares and stock acquisition rights of the Company shall comply with the share handling regulations adopted by the Board of Directors.

Article 12 (Record Date)
The Company shall deem shareholders who hold voting rights and whose names are registered or recorded in the register of shareholders as of the closing of accounts, March 31 each year, to be the shareholders entitled to exercise shareholders' rights at the ordinary general meeting of shareholders for that particular accounting period.
2. In addition to the events specified by the preceding section and Article 43 hereof, whenever necessary to determine those who are entitled to exercise their rights as shareholders or registered pledgees, the Company may, by a resolution of the Board of Directors and upon giving prior public notice, determine a date of record.

CHAPTER III GENERAL MEETING OF SHAREHOLDERS

Article 13 (Convocation)
An ordinary general meeting of shareholders shall be convened within three (3) months after April 1 each year and, whenever necessary, an extraordinary general meeting of shareholders may be convened.

Article 14 (Place of Convocation)
General meetings of shareholders of the Company may be convened at the head office or at a location adjacent thereto or at any location within the Tokyo metropolitan area.

Article 15 (Convener of General Meetings of Shareholders and Chairman)

Except as otherwise provided by the laws and regulations, the President and Representative Director previously determined by a resolution of the Board of Directors of the Company shall convene the general meetings of shareholders and act as the chairman thereof.

2. When such President and Representative Director are unable to act, another Director, who shall be decided in accordance with an order of priority previously determined by a resolution of the Board of Directors, shall convene such general meetings and act as the chairman thereof.

Article 16 (Exercise of Voting Right by Proxy)
A shareholder may entrust his/her voting rights to an attending shareholder who has voting rights.

2. In the event of the preceding section, documents evidencing the authority of a proxy must be filed with the Company at every general meeting of shareholders.

Article 17 (Method of Adopting Resolution)
Except as otherwise provided by laws and regulations or by these Articles of Incorporation, all resolutions of a general meeting of shareholders shall be adopted by a majority of voting rights held by the attending shareholders.

2. Resolutions to be adopted pursuant to Article 343 of the Commercial Code of Japan may be adopted by not less than two-thirds of the voting rights held by the attending shareholders who hold not less than one-third of the voting rights of all shareholders.

Article 18 (Minutes)
The substance of the proceedings at a general meeting of shareholders and the results thereof shall be recorded in the minutes, and the chairman and other Directors present shall inscribe their names and affix their seals thereon or put their signature thereon.

2. The original minutes of general meetings of shareholders shall be kept for ten (10) years at the head office from the date of resolution and certified duplicates thereof shall be kept for five (5) years at branch offices.

CHAPTER IV DIRECTORS AND BOARD OF DIRECTORS AND OFFICERS

Article 19 (Number of Directors)
The Company shall have no more than fifteen (15) directors.

Article 20 (Election of Directors)
Directors shall be elected by a majority of the voting rights of the shareholders present at a general meeting of shareholders and the presence of shareholders representing at least one-third of voting rights of all shareholders shall be required to make a quorum for the election of directors.

2. Cumulative voting shall not be used for the election of directors specified in the preceding section.

Article 21 (Term of Office of Directors)

The term of office of a director shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within one year after his or her assumption of office.

2. The term of office of a director elected to fill a vacancy shall expire when that of a retired director would otherwise expire.

3. The term of office of a director elected to increase the number of directors shall be the same as the remainder of the term of office of other incumbent directors.

Article 22 (Directors with Title)

The Board of Directors may, by a resolution, elect one President and, if necessary, elect one chairman, vice chairman, vice president, executive managing directors, and managing directors.

Article 23 (Representative Directors)

The President shall represent the Company.

2. In addition to the foregoing section, the Company may, by a resolution of the Board of Directors, elect representative directors if necessary and each such director shall represent the Company.

Article 24 (Convener and Chair of Meetings of the Board of Directors)

Except as otherwise provided by laws and regulations, the President shall convene a meeting of the Board of Directors and shall act as the chairman thereof.

2. When such President is unable to act, another Director, who shall be decided in accordance with an order of priority previously determined by a resolution of the Board of Directors, shall convene such a meeting and shall act as the chairman thereof.

Article 25 (Procedures for Notice of the Board of Directors)

Notice of a meeting of the Board of Directors of the Company shall be sent to each director and statutory auditor at least three days prior to the meeting; provided, however, that in case of an emergency, such period may be shortened.

2. If the agreement of all the directors and statutory auditors is obtained, a meeting of the Board of Directors may be held without following the convocation procedures.

Article 26 (Resolutions of a Meeting of the Board of Directors)

Resolution of the Board of Directors of the Company shall be adopted by a majority of Directors present at a meeting, which Directors shall constitute a majority of the total number of Directors.

Article 27 (Minutes)

The substance of proceedings of a meeting of the Board of Directors of the Company and the result thereof shall be recorded in the minutes, and the chairman and the attending Directors and

statutory auditors shall inscribe their names and affix their seals thereon or put their signatures thereon.

2. The original minutes shall be kept for ten (10) years at the head office from the date of resolutions.

Article 28 (Advisors)
The Company may, by a resolution of the Board of Directors, appoint one or more advisors. Advisors shall respond to a request for consulting by the President with respect to the business operations of the Company.

Article 29 (Regulations of the Board of Directors)
Except as otherwise provided by laws and regulations or these Articles of Incorporation, matters regarding meetings of the Board of Directors shall comply with the regulations of the Board of Directors separately adopted by the Board of Directors.

Article 30 (Remuneration of Directors)
The remuneration and retirement bonus of directors shall be determined at a general meeting of shareholders.

Article 31 (Officers)
The Company may, by a resolution of the Board of Directors, appoint one or more officers.
2. Officers shall be in charge of some part of the business operations entrusted by the President in accordance with the principles adopted by the Board of Directors.

Article 32 (Regulations of Officers)
Except as otherwise provided by the laws and regulations or these Articles of Incorporation, matters regarding officers shall conform to the regulations of officers adopted at a meeting of the Board of Directors.

Chapter V Statutory Auditors and Board of Statutory Auditors

Article 33 (Number of Statutory Auditors)
The Company shall have no more than five (5) statutory auditors.

2. The Company may elect a substitute statutory auditor in advance at an ordinary general meeting of shareholders to provide for a vacancy in the number of statutory auditors stipulated by laws and regulations.

Article 34 (Election of Statutory Auditors)
Statutory auditors and a substitute statutory auditor shall be elected by a majority of the voting rights of the shareholders present at a general meeting of shareholders and the presence of shareholders representing at least one-third of voting rights of all shareholders shall be required to make a quorum for the election of statutory auditors.

2. The pre-election of a substitute statutory auditor shall remain effective until the first ordinary general meeting of shareholders is held after such pre-election.

Article 35 (Term of Office of Statutory Auditors)
The term of office of statutory auditors shall expire at the conclusion of the ordinary general meeting of shareholders held for the last closing of accounts within four (4) years after their assumption of office.

2. The term of office of statutory auditors elected due to a vacancy and a substitute statutory auditor taking office shall expire when the term of office of a resigned statutory auditor would otherwise expire.

Article 36 (Standing Statutory Auditors)
Statutory auditors shall select a standing statutory auditor or standing statutory auditors from among themselves.

Article 37 (Convocation of a Meeting of the Board of Statutory Auditors)
Notice of a meeting of the Board of Statutory Auditors shall be given to each statutory auditor three (3) days prior to the date of said meeting; provided, however, that this period may be shortened in the case of an urgency.

2. With the agreement of all the statutory auditors, a meeting of the Board of Statutory Auditors may be held without following the procedures for convocation.

Article 38 (Resolutions of a Meeting of the Board of Auditors)
Except as otherwise provided by laws and regulations, resolution of the Board of Statutory Auditors of the Company shall be adopted by a majority of Statutory Auditors present at a meeting.

Article 39 (Minutes)
The substance of proceedings of a meeting of the Board of Statutory Auditors of the Company and the result thereof shall be recorded in the minutes, and the attending Statutory Auditors shall inscribe their names and affix their seals thereon or put their signatures thereon.

Article 40 (Regulations of the Board of Statutory Auditors)
Other matters relating to the Board of Statutory Auditors shall comply with the regulations of the Board of Statutory Auditors separately adopted by the Board of Statutory Auditors, unless otherwise provided for by laws and regulations or these Articles of Incorporation.

Article 41 (Remuneration of Statutory Auditors)
The remuneration and retirement bonus of statutory auditors shall be determined at a general meeting of shareholders.

Chapter VI Accounts

Article 42 (Business Year and Closing of Accounts)
The business year of the Company shall commence on April 1 of each year and shall end on March 31 of the next following year, and the Company's accounts shall be closed at the end of each March 31.

Article 43 (Dividends)
Dividends shall be paid to shareholders or registered pledgees whose names appear on the register of shareholders as of the close of the last day of each accounting period.

Article 44 (Interim Dividends)
The Company may, by a resolution of the Board of Directors of the Company, pay to the shareholders or registered pledgees whose names appear on the register of shareholders as of close of September 30 every year a cash distribution (hereinafter referred to as "interim dividends") in accordance with Article 293-5 of the Commercial Code of Japan.

Article 45 (Expiration Period of Dividends)
In case dividends or interim dividends shall not be received within three (3) years after due date of each payment, the Company shall be relieved of the obligation for the payment thereof.
2. Dividends and interim dividends shall bear no interest

SUPPLEMENTARY PROVISIONS

(Shares to be issued at the establishment of the Company by a share-for-share exchange)

Article 1 The Company shall be established by a share-for-share exchange stipulated by Article 364 of the Commercial Code of Japan.

2.The shares to be issued at the time of the establishment of the Company shall be common stock and the total number of shares to be issued shall be the sum of the number of shares issued by SAMMY CORPORATION on the day preceding the share-for-share exchange and the number obtained by multiplying the number of shares issued by SEGA CORPORATION on the day preceding the share-for-share exchange by 0.28; provided, however, that any number less than one-hundredth (1/100) of one share shall be disregarded.

(Initial business year)

Article 2 Notwithstanding the provision of Article 42 hereof, the initial business year of the Company shall be from the date of establishment of the Company to March 31, 2005.

(Initial term of office of statutory auditors)

Article 3 Notwithstanding the provision of Article 35 hereof, the initial term of office of statutory auditors shall expire at the conclusion of the ordinary general meeting of shareholders relating to the last closing of accounts within one (1) year of their assumption of office.

Exhibit B

Name of Publication	Required Timeframe	Source of Requirement
Annual Securities Report (including Audited Financial Statements) (in Japanese)	Within three months after the end of each fiscal year	Article 24 of the Securities and Exchange Law of Japan (the "SEL")
Semi-Annual Report (including Interim Financial Statements) (in Japanese)	Within three months after the end of interim period	Article 24-5(1) of the SEL
Securities Registration Statement and Supplemental Documents thereto (in Japanese)	At the time of the offering or sale of securities in Japan	Articles 4 and 23-3 of the SEL
Extraordinary Report (in Japanese)	Without delay after occurrence	Article 24-5(4) of the SEL
Announcement of Annual Financial Results and Forecast ("Flash Report")(in Japanese)	Immediately upon becoming available	TSE regulations
Announcement of Interim Financial Results and Forecast ("Flash Report")(in Japanese)	Immediately upon becoming available	TSE regulations
Registration of Tender Offer Bid and public notice (in Japanese)	On the date of the commencement of such Tender Offer Bid	Articles 27-3 and 27-22-2 of the SEL
Report as to Acquisition of its own Shares by the Company (in Japanese)	By the 15th day of every month following the month in which the Company purchases its own shares if (a) such purchases are authorized by the resolution of the annual general meeting of shareholders pursuant to Article 210(1) of the Commercial Code or the resolution of the board of directors pursuant to Article 211-3(1) of the Commercial Code; or (b) the Company	Article 24-6 of the SEL

Name of Publication	Required Timeframe	Source of Requirement
	purchases such shares for the purpose of cancellation	
Substantial Holding Report (in Japanese)	Within five business days from the day on which the Company comes to hold 5% of equity securities of a listed company	Article 27-23 of the SEL
Securities Report for the Listing Application (in Japanese)	At the time of the listing application of shares on the Tokyo Stock Exchange (the "TSE")	TSE regulations
Notice in Relation to Material Issues as to the Company's Business etc., which can significantly impact the Company's operation (in Japanese)	Promptly after the decision or occurrence of the event giving rise to such issues	TSE regulations
Annual Business Report to Shareholders (in Japanese)	None	None
Semi-Annual Business Report to Shareholders (in Japanese)	None	None
Notice of General Meeting of Shareholders, including Financial Statements and Operating Information (in Japanese)	Two weeks prior to the meeting	Articles 232(1) and 283(2) of the Commercial Code of Japan (the "Commercial Code")
Notice of Resolutions of General Meeting of Shareholders (in Japanese)	None	None
Balance Sheet and Statement of Income (in Japanese)	Without delay when approved at the general meeting of shareholders	Article 283(4) of the Commercial Code and Article 16(2) of the Law for Special Exceptions to the Commercial Code
Statutory Public Notices in Japan	When necessary	The Commercial Code

Name of Publication	Required Timeframe	Source of Requirement
Annual Report (in English)	None	None

Exhibit C

Rule 12g3-2(b)(v) Information
(As of April 18, 2004)

(a) Sammy

(1) Total number of shareholders of Sammy's common stock (being the only equity securities of Sammy)(the "Sammy Shares") resident in the U.S.:

68

(2) Amount and percentage of Sammy Shares held by residents in the U.S.:

2,472,736 Sammy Shares representing approximately 2.83% of the then total outstanding Sammy Shares

(3) Circumstances in which such Sammy Shares were acquired:

Open market transactions

(4) Date and circumstances of the most recent public distribution of Sammy Shares by Sammy:

On June 29, 2001, 1,500,000 Sammy Shares were sold by existing shareholders in the overseas market (excluding the U.S.) and 1,500,000 Sammy Shares were newly issued by Sammy and/or sold by existing shareholders in the Japanese market.

(b) SEGA

(1) Total number of shareholders of SEGA's common stock (being the only equity securities of SEGA)(the "SEGA Shares") resident in the U.S.:

56

(2) Amount and percentage of SEGA Shares held by residents in the U.S.:

4,729,224 SEGA Shares representing approximately 2.70% of the then total outstanding SEGA Shares

(3) Circumstances in which such SEGA Shares were acquired:

Open market transactions

(4) Date and circumstances of the most recent public distribution of SEGA Shares by SEGA:

In April 1990, 3,000,000 SEGA Shares were newly issued by SEGA and publicly offered in the Japanese market.

RECEIVED

2004 SEP 30 P 3: 11

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

(Translation)

SECURITIES REPORT FOR LISTING APPLICATION

(Part I)

Listing Company

SEGA SAMMY HOLDINGS INC.

Filing Companies

SEGA CORPORATION
Sammy Corporation

Securities Report for Listing Application (Part I)

SEGA SAMMY HOLDINGS INC., the company applying for listing, is expected to be incorporated on October 1, 2004 through a share-for-share exchange transaction (*kabushiki iten*).

<note> While SEGA SAMMY HOLDINGS INC. has not been incorporated as of August 20, 2004, since this Securities Report is a pre-filed document explaining the circumstances as of October 1, 2004, we have generally avoided the use of future-tense/forecasting languages except as otherwise specifically provided.

To: Takuo Tsurushima
Representative Director
Tokyo Stock Exchange

Filed: August 20, 2004

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name and Title of Representative:	Hajime Satomi Chairman, President and Representative Director
Location of Head Office:	Shiodome Sumitomo Building 9-2 Higashi Shimbashi 1-chome Minato-ku, Tokyo (Telephone: Please refer to the information below)
Name of Contact Person:	Same as above
Location of Local Contact:	Same as above (Telephone: Same as above)
Name of Local Contact Person:	Same as above

(Companies Filing Securities Report)

Name of Company:	SEGA CORPORATION
Name and Title of Representative:	Hisao Oguchi President and Representative Director (COO)
Location of Head Office:	2-12 Haneda 1-chome Ohta-ku, Tokyo (Telephone: 03-5736-7111)
Location of Local Contact:	Same as above (Telephone: Same as above)
Name of Contact Person:	Akira Sugano Director (Corporate Department)
Name of Company:	Sammy Corporation
Name and Title of Representative:	Kenkichi Yoshida President and Representative Director (COO)
Location of Head Office:	23-2 Higashi Ikebukuro 2-chome Toshima-ku, Tokyo (Telephone: 03-5950-3790)
Location of Local Contact:	Same as above (Telephone: Same as above)
Name of Contact Person:	Toshikazu Shimizu General Manager (Management Department)

(Number of Pages: 29 including front cover)

TABLE OF CONTENTS

PART I SECURITIES INFORMATION

Certain Important Matters Regarding the Business Condition

1. Purpose of Incorporation

SEGA and Sammy (collectively, the "two companies") reached an agreement with respect to the business combination for the purpose of maximizing corporate value by combining the management resources and maximizing synergistic benefits in order to further strengthen their position as a globally integrated entertainment companies. The two companies have minimal overlap and competition with each others businesses and are expected to achieve complementary results. The business combination aims to harmonize the two companies' technical development capabilities with Sammy's high growth potential and profitability, and SEGA's globally renown brand name, while concurrently pursuing synergistic benefits and business efficiencies in order to accelerate the two companies' international business development, thereby enabling the two companies to fortify their combined presence as an integrated entertainment company. SEGA SAMMY HOLDINGS INC. (the "Company") is being incorporated for these objectives.

2. Terms of the Share-for-Share Exchange (*kabushiki iten*)

(1) Method of Share-for-Share Exchange
The shares of the two companies held by the respective shareholders will be transferred to the Company as of October 1, 2004 through a share-for-share exchange pursuant to Articles 364 through 372 of the Commercial Code of Japan, while newly issued Company shares will be allotted to such shareholders who will then become shareholders of the Company. Accordingly, the two companies will become wholly-owned subsidiaries of the Company.

(2) Name of the Parent Company
The name of the holding company being newly established is "SEGA SAMMY HOLDINGS INC."

(3) Issuance and Allotment of Shares
① The total number of authorized shares of the Company is 400 million shares, all of which shall be shares of common stock.
② The shares to be issued in connection with the share-for-share exchange shall be common shares and the total number of such shares shall be the total of (i) all SEGA common shares outstanding as of the date immediately preceding the effective date of the transaction multiplied by the share exchange ratio (being 0.28) and (ii) all Sammy common shares outstanding as of the date immediately preceding the effective date of the transaction; provided, however, that fractional shares representing less than 1/100 of one share shall be rounded down.
③ The following number of Company shares are allotted for each share of the respective two companies in the share-for-share exchange:

	Sammy Corporation	SEGA CORPORATION
Number of Company shares allotted for 1 common share	1	0.28

(4) Amount of Paid-in Capital and Capital Reserve of the Company

Paid-in Capital: 10,000,000,000 yen

Capital Reserve: The total net asset of the two companies as of the date of the share-for-share exchange, subtracted by the amount of paid-in capital above.

(5) Date of Share-for-Share Exchange

The effective date of the share-for-share exchange shall is October 1, 2004; provided, however, that the two companies may change this date upon further discussions regarding the procedures of the share-for-share exchange as necessary.

3. Projected Balance Sheet as of the Date of the Share-for-Share Exchange

Projected Balance Sheet (as of October 1, 2004) (JPY millions)

Item	Amount	Item	Amount
(Assets)	(206,564)	(Liabilities)	(-)
Subsidiary Shares	206,564	(Shareholders' Equity) Paid-in Capital Capital Reserve	(206,564) 10,000 196,564
Total Assets	206,564	Total Liabilities and Shareholders' Equity	206,564

<notes>While the projected total paid-in capital and capital reserve of the Company is the total net asset of the two companies as of the date of the share-for-share exchange, since the two companies' accounts as of that date have not settled, the amounts above have been calculated based on the net asset information of the two companies as of March 31, 2004.

PART II COMPANY INFORMATION

Section 1 Overview of the Company

1. Changes in Principal Financial Indicators

The Company is a newly incorporated company that has not had its fiscal year end and, therefore, there is no description of "Changes in Principal Financial Indicators".

The "Changes in Principal Financial Indicators" for the two companies which are the Company's wholly-owned subsidiaries are as follows:

SEGA CORPORATION

(1) Changes in Principal Financial Indicators (Consolidated)

Business Term	42nd	43rd	44th	45th	46th
Fiscal Year End	March 2000	March 2001	March 2002	March 2003	March 2004
Net sales (million yen)	339,055	242,913	206,334	197,223	191,257
Ordinary income or loss(△) (million yen)	△44,271	△52,736	12,471	7,783	12,617
Net income or loss (△) (million yen)	△42,880	△51,729	△17,829	3,054	8,760
Net assets (million yen)	80,724	91,687	83,570	86,886	97,962
Total assets (million yen)	375,341	284,465	243,910	222,067	189,055
Equity per share (yen)	659.03	644.32	548.40	560.40	631.88
Net income or loss (△) per share (yen)	△390.57	△341.58	△119.15	19.73	55.96
Diluted net income per share (yen)	–	–	–	18.71	50.70
Capital ratio (%)	21.5	32.2	34.3	39.1	51.8
Earning on equity (%)	–	–	–	3.6	9.5
Price-to-earnings ratio	–	–	–	34.0	20.3
Cash flows from operating activities (million yen)	△8,801	△73,970	9,349	34,232	21,583
Cash flows from investing activities million yen)	△1,848	7,920	△8,477	14,000	△9,095
Cash flows from financing activities (million yen)	△21,613	4,464	13,488	1,047	△41,399
Balance of cash and cash equivalents (million yen)	98,325	37,632	52,750	101,361	71,922
Number of employees	4,583 (7,461)	3,866 (6,511)	3,472 (6,718)	3,469 (6,788)	3,507 (7,253)

<notes>

1. Consumption tax, etc. are not included in the net sales.
2. Diluted net income per share data between the 42nd and 44th business terms have been omitted due to the net losses for such periods. Also, no earnings on equity ratio or price-to-earnings ratio data between the 42nd and 44th business terms are provided due to the net losses for such periods.
3. From the 45th business term, the "Accounting Principles Regarding Net Income Per Share (Accounting Standard Board of Japan, September 25, 2002, Kigyo Kaikei Kijun No. 2)" and "Guidelines for Application of Accounting Principles Regarding Net Income Per Share (Accounting Standard Board of Japan, September 25, 2002, Kigyo Kaikei Kijun Tekiyo Shishin No. 4)" have been applied. The effects associated with the application of such accounting principles and guidelines are described under Section 5.1.(1).
4. Amounts less than one million yen have been rounded down.

(2) Changes in Principal Financial Indicators (Non-consolidated)

Business Term	42nd	43rd	44th	45th	46th
Fiscal Year End	March 2000	March 2001	March 2002	March 2003	March 2004
Net sales (million yen)	272,585	192,713	106,550	100,042	97,268
Ordinary income or	△35,715	△17,762	4,718	1,944	6,998

loss (△) (million yen)					
Net income or loss (△) (million yen)	△36,799	△87,240	△20,766	△2,536	9,655
Paid-in capital (million yen)	64,149	117,918	125,406	127,582	127,582
Total issued and outstanding shares	122,495	162,398	172,262	174,945	174,945
Net assets (million yen)	105,524	127,069	79,966	78,631	90,038
Total assets (million yen)	363,105	295,492	214,557	180,634	151,078
Equity per share (yen)	861.45	782.46	524.74	507.17	580.77
Dividends per share (yen) (interim dividend per share (yen))	– (–)	– (–)	– (–)	– (–)	– (–)
Net income or loss (△) per share (yen)	△335.17	△559.05	△138.66	△16.39	62.28
Diluted net income per share (yen)	–	–	–	–	56.41
Capital ratio (%)	29.1	43.0	37.3	43.5	59.6
Earning on equity (%)	–	–	–	–	11.4
Price-to-earnings ratio	–	–	–	–	18.2
Dividend payout ratio (%)	–	–	–	–	–
Number of employees (average number of temporary employees)	3,073 (7,361)	2,733 (6,259)	839 (2,269)	851 (330)	814 (242)

<notes>

1. Consumption tax, etc. are not included in the net sales.
2. Diluted net income per share data between the 42nd and 45th business terms have been omitted due to the net losses for such periods. Also, no earnings on equity ratio, price-to-earnings ratio or dividend payout ratio data between the 42nd and 45th business terms are provided due to the net losses for such periods.
3. From the 45th business term, the "Accounting Principles Regarding Net Income Per Share (Accounting Standard Board of Japan, September 25, 2002, Kigyo Kaikei Kijun No. 2)" and "Guidelines for Application of Accounting Principles Regarding Net Income Per Share (Accounting Standard Board of Japan, September 25, 2002, Kigyo Kaikei Kijun Tekiyo Shishin No. 4)" have been applied. The effects associated with the application of such accounting principles and guidelines are described under Section 5.1.(1).
4. The number of employees for the 43rd business term includes 1,783 employees subject to transfers effective as of April 1, 2001 and retired employees under the special retirement program.
5. From the 44th business term, treasury stocks have been deducted against paid-in capital and each per share data, other than dividends, has been calculated after deducting treasury stocks from the number of outstanding stocks.
6. Amounts less than one million yen have been rounded down.

Sammy Corporation

(1) Changes in Principal Financial Indicators (Consolidated)

Business Term	25th	26th	27th	28th	29th
Fiscal Year End	March 2000	March 2001	March 2002	March 2003	March 2004
Net sales (million yen)	47,804	78,275	164,293	165,774	251,226
Ordinary income (million yen)	6,025	19,759	53,768	51,020	68,330
Net income (million yen)	2,497	10,748	23,906	23,066	32,196
Net assets (million yen)	18,570	29,122	57,370	65,428	112,987
Total assets (million yen)	40,563	78,694	126,803	112,873	299,272
Equity per share (yen)	1,468.79	1,137.50	1,074.13	1,298.90	1,3903.74
Net income per share (yen)	212.11	423.98	452.44	436.79	424.68
Diluted net income per share (yen)	–	422.60	452.28	435.42	417.97
Capital ratio (%)	45.8	37.0	45.2	58.0	37.8
Earning on equity (%)	18.8	45.1	55.3	37.6	36.1
Price-to-earnings ratio	19.7	7.4	9.1	5.4	9.4
Cash flows from operating activities (million yen)	2,533	7,713	13,141	31,645	36,581

Cash flows from investing activities million yen)	△2,927	△5,732	△6,798	△9,284	△57,368
Cash flows from financing activities (million yen)	5,764	2,167	2,772	△18,201	61,128
Balance of cash and cash equivalents (million yen)	9,141	13,313	22,535	26,567	66,838
Number of employees	592	754	1,168	1,416	1,927

<notes>

1. Consumption tax, etc. are not included in the net sales.
2. Stock options (*shin-kabu hikiuke-ken*) under the provisions of the old Commercial Code, Article 280-19 were granted during the 25th business term. However, because these stock options have not yet vested, diluted net income per share data is not stated herein.
3. During the 25th business term, the shares were split at 1.5 shares per share as of October 25, 1999 and 1,300,000 new shares were issued for value through a public offering as of December 16, 1999.

During the 26th business term, shares were split at 2 shares per share as of November 20, 2000. Also, by the exercises of stock options (*shin-kabu hikiuke-ken*) under the provisions of the old Commercial Code, Article 280-19, total outstanding shares increased by 292,300 shares.

During the 27th business term, 1,000,000 new shares were issued for value through public offering as of June 29, 2001 and shares were split at 2 shares per share as of November 20, 2001. Also, by the exercises of stock options (*shin-kabu hikiuke-ken*) under the provisions of the old Commercial Code, Article 280-19, total outstanding shares increased by 156,000 shares.

In the 28th business term, by the exercises of stock options (*shin-kabu hikiuke-ken*), total outstanding shares increased by 109,600 shares.

During the 29th business term, shares were split at 1.5 shares per share as of February 27, 2004. In addition, by the exercises of stock options (*shin-kabu hikiuke-ken*) under the provisions of the old Commercial Code, Article 280-19, total outstanding shares increased by 148,100 shares and also by 6,858,104 shares due to the exercises of stock options (*shin-kabu yoyaku-ken*) under the provisions of Commercial Code, Articles 280-20 and 280-21.

The net income per share and diluted net income per share data were calculated as if the stock splits occurred at the beginning of each business term.

4. Number of employees indicates the number of active employees.
5. From the 28th business term, the "Accounting Principles Regarding Net income Per Share (Accounting Standard Board of Japan, September 25, 2002, Kigyo Kaikei Kijun No. 2)" and "Guidelines for Application of Accounting Principles Regarding Net Income Per Share (Accounting Standard Board of Japan, September 25, 2002, Kigyo Kaikei Kijun Tekiyo Shishin No. 4)" have been applied. The effects associated with the application of such accounting principles and guidelines are described under Section 5.1.(1).

(2) Changes in Principal Financial Indicators (Non-consolidated)

Business Term	25th	26th	27th	28th	29th
Fiscal Year End	March 2000	March 2001	March 2002	March 2003	March 2004
Net sales (million yen)	45,791	67,706	142,394	150,462	227,174
Ordinary income (loss) (million yen)	6,892	18,981	51,705	51,230	71,440
Net income (loss) (million yen)	3,399	9,873	23,375	24,797	34,866
Paid-in capital (million yen)	4,841	4,940	7,966	8,017	15,374
Total issued and outstanding shares	12,643,450	25,602,400	53,411,800	53,521,400	87,500,718
Net assets (million yen)	19,426	29,037	56,660	66,604	116,526
Total assets (million yen)	39,731	73,361	116,268	106,235	276,277
Equity per share (yen)	1,536.50	1,134.16	1,060.82	1,323.10	1,434.94
Dividends per share (yen) (interim dividend per share (yen))	40.00 (−)	60.00 (−)	50.00 (−)	70.00 (−)	90.00 (40.00)
Net income (loss) per share (yen)	288.68	389.45	442.39	470.76	460.89
Diluted net income per share (yen)	−	388.19	442.24	469.28	453.60
Capital ratio (%)	48.9	39.6	48.7	62.7	42.2
Earning on equity (%)	24.8	40.7	54.6	40.2	38.1
Price-to-earnings ratio	14.5	8.1	9.3	5.0	8.7
Dividend payout ratio (%)	14.9	15.6	11.4	14.9	16.6
Number of employees (average number of temporary employees)	444	533	752	884	975

<notes>
1. Consumption tax, etc. are not included in the net sales.
2. Stock options (*shin-kabu hikiuke-ken*) under the provisions of the old Commercial Code, Article 280-19 were granted during the 25th business term. However, because these stock options have not yet vested, diluted net income per share data is not stated herein.
3. Dividends per share for the 25th business term includes a 10 yen dividends payout commemorating the commencement of tradings in the over-the-counter market. Dividends per share for the 26th business term includes a 10 yen dividends payout commemorating the listing on the First Section of the Tokyo Stock Exchange. Dividends per share for the 27th business term includes a 10 yen dividends payout commemorating the big success of the pachislot machine "Hokuto no Ken".
4. During the 25th business term, the shares were split at 1.5 shares per share as of October 25, 1999 and 1,300,000 new shares were issued for value through a public offering as of December 16, 1999.
During the 26th business term, shares were split at 2 shares per share as of November 20, 2000. Also, by the exercises of stock options (*shin-kabu hikiuke-ken*) under the provisions of the old Commercial Code, Article 280-19, total outstanding shares increased by 292,300 shares.
During the 27th business term, 1,000,000 new shares were issued for value through public offering as of June 29, 2001 and shares were split at 2 shares per share as of November 20, 2001. Also, by the exercises of stock options (*shin-kabu hikiuke-ken*) under the provisions of the old Commercial Code, Article 280-19, total outstanding shares increased by 156,000 shares.
In the 28th business term, by the exercises of stock options (*shin-kabu hikiuke-ken*), total outstanding shares increased by 109,600 shares.
During the 29th business term, shares were split at 1.5 shares per share as of February 27, 2004. In addition, by the exercises of stock options (*shin-kabu hikiuke-ken*) under the provisions of the old Commercial Code, Article 280-19, total outstanding shares increased by 148,100 shares and also by 6,858,104 shares due to the exercises of stock options (*shin-kabu yoyaku-ken*) under the provisions of Commercial Code, Articles 280-20 and 280-21.
The net income per share and diluted net income per share data were calculated as if the stock splits occurred at the beginning of each business term.
5. Number of employees indicates the number of active employees.
6. From the 27th business term, treasury stocks have been deducted against paid-in capital and each per share data, other than dividends, has been calculated after deducting treasury stocks from the number of outstanding stocks.
7. From the 28th business term, the "Accounting Principles Regarding Net income Per Share (Accounting Standard Board of Japan, September 25, 2002, Kigyo Kaikei Kijun No. 2)" and "Guidelines for Application of Accounting Principles Regarding Net Income Per Share (Accounting Standard Board of Japan, September 25, 2002, Kigyo Kaikei Kijun Tekiyo Shishin No. 4)" have been applied. The effects associated with the application of such accounting principles and guidelines are described under Section 5.1.(1).

2. History

May 2004 — The two companies resolved at the meetings of their respective board of directors to enter into a share-for-share exchange agreement (*kabushiki iten keiyaku-sho*) providing for the joint incorporation of a holding company through a share-for-share exchange (*kabushiki iten*) and the consolidation of their businesses, subject to approvals by the shareholders and relevant regulatory authorities, and executed such agreement.

June 2004 — At the shareholders meeting of each of the two companies, it was resolved and approved that the Company be jointly incorporated by the two companies by way of a share-for-share exchange (*kabushiki iten*), rendering the two companies wholly-owned subsidiaries of the Company.

October 2004 (scheduled)

The two companies will jointly incorporate the Company by way of a share-for-share exchange (*kabushiki iten*).

The common stock of the Company will be listed on the First Section of the Tokyo Stock Exchange.

3. Business Outline

The Company will undertake the overall group management function through planning, operation and administration of the entire group, managing and controlling business operations of the two companies with their authority and responsibility clearly defined, thereby optimizing the

efficiency of the group as a whole. Further, the Company will develop and execute a group management strategy to spur profit growth and achieve the synergistic effects of the integration in a timely manner by utilizing management resources.

* For the description of the businesses of SEGA CORPORATION and Sammy Corporation, please refer to the attached Securities Reports for each of the two companies.

(organizational chart)


Shareholders Meeting
Board of Directors
Board of Statutory Auditors
Chairman/President
Directors/Executive Officers
Corporate Secretary's Office
Corporate Planning Department
PR/IR Department
Accounting Department
Administrative Office
Legal Department

(management structure)

- Board of Directors
  The board of directors of the Company will comprise one representative director (Chairman and President) and six directors.

- Board of Statutory Auditors
  The board of statutory auditors will comprise four statutory auditors(four of whom shall be independent statutory auditors.

- Internal Organizations
  The Company will establish the following organizations:
  Corporate Planning Department, Public Relations/Investor Relations Department, Accounting Department, Administrative Department, Legal Department, Corporate Secretary's Office and Audit Office.

4. Affiliated Companies

Only matters relating to the two companies are provided herein. For information regarding affiliates of the two companies, please refer to the attached Securities Report for each of the two companies.

Name	Address	Paid-in Capital (million yen)	Principal Business	Ownership Percentage	Relationship	
					Interlocking Officers	Others
(consolidated	Ohta-ku,	127,582	Development,	100%	4	-

78608

subsidiaries) SEGA CORPORATIO N	Tokyo		manufacturing and sale of amusement equipment, operation of amusement arcades, and development, manufacturing and sales of consumer products			
Sammy Corporation	Toshima-ku, Tokyo	15,374	Development, manufacturing and sale of pachislot and pachinko machines and peripherals, amusement arcade equipment and home video game software	100%	4	-

<notes>

1. The two companies are Specified Subsidiaries (*tokutei kogaisha*).
2. The two companies are reporting companies under the Securities and Exchange Law.

5. Employees

(1) Consolidated Subsidiaries

Because the business segments of the two companies have not been integrated as at the time of the Company's incorporation, employee information relating to the two companies are provided below.

SEGA CORPORATION

Business Segment	Number of Employees
Amusement Machine Sales	1,126 (297)
Amusement Center Operations	958 (6,748)
Consumer Business	1,289 (207)
General	134 (1)
Total	3,507 (7,253)

<notes>

1. The number of employees indicated is the number of active employees and the number of temporary employees are indicated in parenthesis.
2. The number of employees under the "General" category represent those employees within administrative departments which are not part of any of the business segments.

Sammy Corporation

Business Segment		Number of Employees
Pachinko/Pachislot Machines		1,000
NEWS Business	Amusement Equipment	314
	Home Video Game Software	360
	Others	137
General		116
Total		1,927

<notes>

1. The number of employees does not include employees seconded to non-group companies, but does include non-group employees seconded to group companies.
2. The number of employees under the "General" category represent those employees within administrative departments which are not part of any of the business segments.

(2) Company Applying for Listing

Number of Employees	Average Age	Average length of Employment	Average Annual Salary
approximately 50	-	-	-

<note> The number of employees represent the projected number as of October 1, 2004 and consist of secondees from the two companies. Average age, length of employment and annual salary are undetermined.

(3) Labor Union

N/A

Section 2 Business Conditions

Certain Risks associated with the Business

(1) Environment and Legal Restrictions in the Gaming Industry
The net sales ratio for pachislot and pachinko machines, which are the Sammy Corporation's main products, is high, with the net sales ratio for the term ending March, 2003 being 76.0% for pachislot machines and 10.0.% for pachinko machines, and changing to 67.8% for pachislot machines and 19.5% for pachinko machines for the term ending March, 2004. Since the sale of such products is largely affected by customer preference, there is a tendency to be reliant on certain machine types. It is also necessary to meet the "technical standard" which is provided by the regulations of the National Public Safety Commission (Regulations on Qualification of Game Machines and Certification of Machine Types), pursuant to the Law Concerning Regulations on Entertainment and Amusement Business and Moderation of Business which was amended and enforced on February 13, 1985.
It is possible that Sammy Corporation's financial results will be affected in the future by the development of new types of machines, testing of machine types, acquisition of permits, change in the preference of users and trends of distributions of products by other companies. It is also possible that if relevant laws and regulations are amended, preparation time for the development and production of new types of machines would be necessary, and Sammy Corporation's financial results may be affected by demands to switch pachislot and pachinko machines because of such amendments.

(2) Sales Agent System
Sammy Corporation sells its products directly and also through sales agents ("Sales Agents"). The ratio of sales through Sales Agents to total sales, was 60.9% in the fiscal year ended March 2003, and 54.5% in the fiscal year ended March 2004. The ratio of sales through the Sales Agent with the highest sales ratio, Kabushiki Kaisha Fields ("Fields"), in the fiscal year ended March 2003 was 7.1% and in the fiscal year ended March 2004 was 21.5%.
The main business of the Sales Agent is as follows:

a. preparing sales agreements with each amusement arcade who is a purchaser of pachislot machines
b. collection of receivables
c. business in connection with preparations for opening new parlors and amusement arcades
d. business in connection with after-sales service

Selling through Sales Agents has the advantage of making wide ranging hall promotion possible, which would not be possible using only direct sales. In addition, Sammy Corporation has also entrusted the business of collection of receivables to Sales Agents, and accordingly they must bear any damages incurred by delays or uncollectable receivables. Further, Sammy Corporation holds guarantee money (money to stabilize the Sales Agents) which is a certain percentage of the sales commission it pays to the Sales Agents, in order to reduce loss from uncollectable receivables.
On the other hand, selling through Sales Agents has the disadvantage that Sammy Corporation's internal sales policies are not as strictly adhered to, compared to the case of direct sales, since to a certain extent, it must delegate its sales policies applied to halls, to the Sales Agents, and it also has the disadvantage that it must pay sales commission to the Sales Agents.

Accordingly, Sammy Corporation is taking measures to increase its direct sales ratio in order to improve adherence to sales policies and earning conditions, however, at the same time it is continuing to maintain the wide promotion area referred to above. Further, it plans to maintain a certain ratio of sales through Sales Agents for the purpose of taking advantage of the security for collection of receivables.

(3) Reliance on an Important Customer

Fields acts for RODEO Co., Ltd. ("RODEO"), one of Sammy Corporation's subsidiaries, in respect of all of RODEO's sales business and the consolidated sales to Fields in the fiscal year ended March 2004 was 37,868 million yen.

The financial results and conditions of Fields in the future may have an impact on the Company's results of operations.

(4) Short Life Cycle of the Products

Because production time of pachislot and pachinko machines is relatively short, Sammy Corporation can generally produce them according to orders received. However, shipment of machines is concentrated in the early stage of sales because the sales period is very short, and so the sales strategy is to speculatively produce machines based on orders received at this early stage, although usually the number actually sold makes up the bulk of the number of machines produced. As for amusement arcade equipment, Sammy Corporation speculatively produces these because production time is relatively long, and certain raw materials must be procured in advance. To cope with these inventory risks, Sammy Corporation has taken measures such as using common parts and strengthening inventory asset control, however there is still the possibility of loss from rejected inventory assets.

(5) Consolidated Financial Results

The operating income for each business segment of SEGA CORPORATION and Sammy Corporation is provided on pages 59 and 68 of the respective securities report. The "Consumer Business" segment for SEGA CORPORATION and the "Amusement Equipment", "Home Video Game Software" and "Others" segments for Sammy Corporation reported losses.

The Company expects the Consumer Business segment to achieve high growth and deems it to be an important business segment. The Company expects profitability of the "Consumer Business" and "Home Video Game Software" segments to improve through the integration of technical development capabilities and reduction of title selections in connection with the business combination of the two companies and plans to promote an effective cost management.

(6) Litigation

While pending litigations with respect to SEGA CORPORATION and Sammy Corporation are described on pages 14 and 76 of the respective securities report, the two companies may be involved in future litigations with respect to their products for alleged infringement of third-party rights.

Section 3 Conditions of the Facilities

1. Overview of Capital Expenditure

(1) Applicant
N/A

(2) Consolidated Subsidiaries
Please refer to the attached Securities Report of the two companies.

2. Conditions of Principal Facilities

(1) Applicant
N/A

(2) Consolidated Subsidiaries
Please refer to the attached Securities Report of the two companies.

3. Construction or Retirement of Facilities

(1) Applicant
N/A

(2) Consolidated Subsidiaries
Please refer to the attached Securities Report of the two companies.

Section 4 Status of Applicant

1. Status of Shares

(1) Total Number of Authorized Shares

Type	Total Number of Shares to be Issued
Common Shares	400,000,000
Total	400,000,000

<note> The articles of incorporation provides that in the event that certain number of shares are cancelled, the total number of authorized shares shall be decreased by such number of shares.

Issued Shares	Type	Issued as of October 1, 2004	Listed Stock Exchange	Terms
	Common Stock	136,485,511	Tokyo Stock Exchange (First Section)	Standard shares with full voting rights without any restriction.
	Total	136,485,511	-	-

<note> The total number of issued shares above may change in the event the total number of issued shares of the two companies increase as the result of conversion/exercise of convertible bonds or other like securities prior to the date of the share-for-share exchange.

(2) Conditions of Stock Purchase Rights
N/A

(3) Changes in the Total Issued Shares and Paid-in Capital

Date	Total Issued Shares (thousand)		Paid-in Capital (million yen)		Capital Reserve (million yen)		Terms
	Change	Balance	Change	Balance	Change	Balance	
October 1, 2004	136,485	136,485	10,000	10,000	196,564	196,564	<note>

<note> While the projected total paid-in capital and capital reserve of the Company is the total net asset of the two companies as of the date of the share-for-share exchange, since the two companies' accounts as of that date have not settled, the amounts above have been calculated based on the net asset information of the two companies as of March 31, 2004.

(4) Ownership Status

Description	Status of Shares (1000 Shares constitute 1 unit)								Status of Shares less than One Unit
	National and Local Governments	Financial Institution	Securities Company	Other Entities	Foreign Entities, etc.	Foreign Individuals	Individual or Others	Total	
Number of Shareholders (Persons)	1	133	102	1,056	518	62	119,323	121,133	-
Number of shares owned (Units)	10	167,180	23,163	331,675	149,912	105	687,095	1,359,034	582,143

Shareholding Ratio (%)	0.00	12.30	1.70	24.41	11.03	0.01	50.56	100	-

<notes>

1. Shares owned by Japan Securities Depository Center, Inc. are included in "Other Entities" and "Status of Shares Less than One Unit" (3,713 units and 90 shares, respectively).
2. Calculated based on the shareholding status of the two companies as of March 31, 2004 taking into account the exchange ratio for the share-for-share exchange. The number of shareholders has been calculated by bundling multiple accounts held by the ten largest shareholders. The conditions of the two companies as of March 31, 2004 are as follows:

SEGA CORPORATION

(as of March 31, 2004)

Description	Status of Shares (1000 Shares constitute 1 unit)								Status of Shares less than One Unit
	National and Local Governments	Financial Institution	Securities Company	Other Entities	Foreign Entities, etc.	Foreign Individuals	Individual or Others	Total	
Number of Shareholders (Persons)	1	72	61	866	352	55	97,163	98,515	-
Number of shares owned (Units)	36	240,253	36,078	528,270	210,292	237	730,052	1,744,981	447,590
Shareholding Ratio (%)	0.00	13.77	2.07	30.27	12.05	0.01	41.84	100	-

<notes>

1. Treasury shares (19,912,236 shares) are included in "Individual or Others" (199,122 units) and "Status of Shares Less than One Unit" (36 shares). The number of treasury shares (19,912,236) is the number on the shareholder registry and the number of such shares beneficially owned as of the end of the fiscal year was 19,911,436.
2. Shares owned by Japan Securities Depository Center, Inc. are included in "Other Entities" and "Status of Shares Less than One Unit" (3,603 units and 40 shares, respectively).

Sammy Corporation

(as of March 31, 2004)

Description	Status of Shares (100 Shares constitute 1 unit)								Status of Shares less than One Unit
	National and Local Governments	Financial Institution	Securities Company	Other Entities	Foreign Entities, etc.	Foreign Individuals	Individual or Others	Total	
Number of Shareholders (Persons)	-	61	41	190	166	7	22,160	22,618	-
Number of shares owned (Units)	-	99,909	13,061	183,759	91,030	39	482,680	870,439	456,818
Shareholding Ratio (%)	-	11.48	1.50	21.11	10.46	0.00	55.45	100.00	-

<notes>

1. Treasury shares (6,572,839 shares) are included in "Individual or Others" (65,728 units) and "Status of Shares Less than One Unit" (39 shares). There is 1 unit and 50 shares under "Status of Shares Less than One Unit" which appear on the shareholder registry, but are not beneficially owned by the company.
2. Shares owned by Japan Securities Depository Center, Inc. are included in "Other Entities" and "Status of Shares Less than One Unit" (110 units and 50 shares, respectively).

(5) Major Shareholders

Name	Address	Number of Shares Held (thousand)	Total Share Issued Ratio (%)
Hajime Satomi	31-7, Futaba-cho, Itabashi-ku, Tokyo	24,165	17.71
Sammy Corporation	23-2, Higashi Ikebukuro 2-chome, Toshima-ku, Tokyo	17,561	12.87
K.K. SS Planning	1-24-15, Ebisu, Shibuya-ku, Tokyo	10,808	7.92

Y.K. SFC	31-7, Futaba-cho, Itabashi-ku, Tokyo	7,086	5.19
SEGA CORPORATION	2-12, Haneda 1-chome, Ota-ku, Tokyo	5,575	4.08
The Master Trust Bank of Japan (Trust Account)	11-3, Hamamatsucho 2-chome, Minato-ku, Tokyo	5,223	3.83
Bank of New York for Goldman Sachs International Equity (Standing Agency: The Bank of Tokyo Mitsubishi, Ltd.)	7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo	2,904	2.13
Japan Trustee Services Bank, Ltd. (Trust Account)	8-11, Harumi 1-chome, Chuo-ku, Tokyo	2,902	2.13
Japan Securities Finance Co., Ltd.	2-10, Kayaba-cho, 1-chome, Nihonbashi, Chuo-ku, Tokyo	1,379	1.01
Naoya Harano	21-1, Araki-cho, Shinjyuku-ku, Tokyo	1,361	1.00

<note> The numbers have been calculated based on the status of the major shareholders of the two companies as of March 31, 2004, taking into account the exchange ratio for the share-for-share exchange.

(6) Status of Voting Rights

① Issued Shares

Type	Number of Shares	Number of Voting Rights	Terms
Non-voting shares	-	-	-
Restricted voting shares (treasury shares)	-	-	-
Restricted voting shares (others)	-	-	-
Full voting shares (treasury shares)	common shares 23,137,610	-	Standard shares with full voting rights without any restriction
Full voting shares (others)	Common shares 112,765,758	1,127,658	same as above
Share Less than One Unit	Common shares 582,143	-	same as above
Total Number of Issued Shares	136,485,511	-	-
Total Voting Rights	-	1,127,658	-

<note> The numbers have been calculated based on the status of the major shareholders of the two companies as of March 31, 2004, taking into account the exchange ratio for the share-for-share exchange.

② Treasury Shares

Name of Holder	Address	Number of Treasury Shares (own name)	Number of Treasury Shares (other's name)	Total Treasury Shares	Ownership Percentage
SEGA CORPORATION	2-12 Haneda 1-chome, Ohta-ku,	5,575,202	-	5,575,202	4.08%

	Tokyo				
Sammy Corporation	23-2 Higashi Ikebukuro 2-chome, Toshima-ku, Tokyo	17,562,408	-	17,562,408	12.87%
Total	-	23,137,610	-	23,137,610	16.95%

(7) Terms of Stock Options
N/A

2. Status of Purchase of Treasury Shares

【Status of Purchase of Treasury Shares pursuant to Shareholders or Board Resolution】

(1) Status of Purchase of Treasury Shares during the Previous Period
N/A

(2) Status of Purchase of Treasury Shares during This Period
N/A

【Status of Purchase of Treasury Shares relating to Cancellation of Shares】

(1) Status of Purchase of Treasury Shares during the Previous Period
N/A

(2) Status of Purchase of Treasury Shares during This Period
N/A

3. Dividend Policy

The Company perceives the distribution of profits to the shareholders as one of its important management policies. In order to provide such profit distribution through continued efforts to maximize the corporate value, the Company will maintain a certain level of reserve necessary for strategic and competitive investments while distributing profits according to its financial results.

4. Changes in Share Price

Since the Company is a newly incorporated company, set forth below is the price change data for the two companies.

SEGA CORPORATION

Business Term	42nd	43rd	44th	45th	46th
Fiscal Year End	March 2000	March 2001	March 2002	March 2003	March 2004
High (yen)	4,520	2,380	2,860	3,300	1,559
Low (yen)	1,360	690	1,375	620	612

<note> High/low share prices were those on the Tokyo Stock Exchange (First Section)

Sammy Corporation

Business Term	25th	26th	27th	28th	29th
Fiscal Year End	March 2000	March 2001	March 2002	March 2003	March 2004
High (yen)	5,700	(5,050)	9,920	4,970	4,360
		□3,450	□4,720		□4,010
Low (yen)	3,750	(3,580)	2,980	2,085	2,310
		(□2,000)	□2,550		□2,600

<notes>

1. High/low share prices on and prior to February 28, 2001 were those at the Japan Securities Dealers Association (shown in parenthesis) and after March 1, 2001 were those on the Tokyo Stock Exchange (First Section).
2. □ indicates share prices after stock split rights were eliminated.

5. Officers and Directors

Title	Status	Name	Date of Birth		Carrier	Number of shares held (1000 shares)
Chairman, President and Representative Director	-	Hajime Satomi	January 16, 1942	March 1980	President and Representative Director of Sammy Corporation	24,242
				May 2002	Chairman and CEO of Sammy Holding Co., Inc. (current position)	
				June 2003	Chairman of SI Electronics Ltd. (current position)	
				November 2003	Chairman of Sammy NetWorks Co., Ltd. (current position)	
				February 2004	Chairman, Representative Director of SEGA Corporation (current position)	
				June 2004	Chairman, Representative Director of SEGA Sammy Holdings Inc.	
Vice Chairman and Director	-	Hisao Oguchi	March 5, 1960	April 1984	Entered SEGA Enterprises Ltd. (present SEGA Corporation)	2
				May 1993	Head of the Third AM Division of the same company	
				May 1999	Head of the Third Software R&D Division of the same company	
				April 2000	President and Representative Director of Hitmaker Co., Ltd.	
				June 2000	Officer of SEGA Enterprises Ltd. (present SEGA Corporation)	
				June 2002	Managing Officer of the same company	
				September 2002	Managing Officer and Head of the Programming Division of the same company	
				June 2003	President and Representative Director of SEGA Corporation (current position)	
				June 2004	President and Representative Director (COO)of SEGA Corporation (current position) CEO Chairman of SEGA OF	

78608

					AMERICA, INC. CEO Chairman of SEGA EUROPE LTD.	
Managing Director	-	Keishi Nakayama	July 23, 1942	September 1998 June 1993 January 2000 June 2000 June 2001 March 2003 April 2003 August 2003 October 2003 March 2004	Entered Sammy Industry Co., Ltd. (present Sammy Corporation) and Division Manager of the General Affairs Division General Manager of President's Office of the same company Managing Director and General Manager of the President's Office of the same company Managing Director and General Manager of the President's Office and Manager Group Companies of the same company Managing Director and Manager President's Office of the same company Director of Sammy NetWorks Co., Ltd. (current position) Managing Director and Manager Planning Division and General Manager of the President's Office of Sammy Corporation Managing Director and Managing Planning Division and President's Office of Sammy Corporation Director of Sammy Golf Entertainment (current position) Senior Managing Director and Manager President's Office of Sammy Corporation (current position)	284
Kiyofumi Sakino	-	Managing Director	April 21, 1948	June 1999 June 2000 June 2001 April 2003 April 2004 June 2004	Entered Sammy Corporation Director and Division Manager of the Administration Division of the same company Managing Director and Division Manager of the Administrative Division and Managing AM Business Division of the same company Managing Director and Managing Administrative Division and Audit Office of the same company Managing Director and Division Manager of the Administrative Division and Managing Audit Office of the same company Managing Director and Managing Administrative Division and Audit Office of the same company (current position) Managing Director of Managing Audit Office of the same company (current position)	33

Director	-	Kenkichi Yoshida	February 2, 1962	January 1995 June 1995 June 2000 October 2000	Entered Sammy Industry Co., ltd. (present Sammy Corporation) Division Manager of SP Sales Division Managing Director of SP Sales Division of the same company Resign Managing Director of SP Sales Division Senior Executive Officer and Division Manager of SP Division of the same company Senior Executive Officer and Division Manager of SP R&D Division of the same company	39
				June 2001 August 2001 April 2002 July 2002 November 2002 March 2003 July 2003 April 2004 June 2004	Director and Head of SP R&D Division of the same company Director of SI Electronics Ltd. (current position) Director and General Manager of SP R&D Control Office of the same company Director of Managing Production Division and General Manager of SP R&D Control Office of the same company Director of Managing Production Division General Manager of SP R&D Control Office Division Manager of SP R&D Division and NEWS R&D Division Director of Sammy NetWorks Co., Ltd. (current position) Director of Sammy Holding Co., Inc. (current position) Managing Director for Managing Production Division and Executive General Manager of R&D Control Office of Sammy Corporation (current position) President and Representative Director (COO) and Managing Director for Managing Production Division and Executive General Manager of R&D Control Office of Sammy Corporation (current position)	
Director	-	Hideki Okamura	February 1, 1995	January 1987 June 1997	Entered SEGA Enterprises Ltd. (present SEGA Corporation) Director and Deputy Manager of the Consumer Business Department and Manager of Saturn Division	0
				June 1998 June 2000	Officer and Manager of the Saturn Division of the same company Director responsible for the	

78608

					Dreamcast Division of the same company	
				June 2002	Vice President and Representative Director of Digital Cube	
				June 2003	Executive Officer and Manager of the Consumer Department of SEGA Corporation (current position)	
				June 2004	Managing Director of the Consumer Department of the same company (current position)	
Director	-	Yasuo Tazoe	June 22, 1945	April 1968	Entered SEGA Enterprises Ltd. (present SEGA Corporation)	0
				June 1991	Director and Manager of West Japan Business Division of the AM Facility Business Department and Kansai Branch of the same company	
				June 1997	Managing Director and Manager of the Developer Business Division of the same company	
				June 1998	Executive Officer and Deputy Manager of the Amusement Facility Business Department and Manger of the Developer Business Division and the Amusement Theme Park Division of the same company	
				June 2001	Executive Officer and Manager of the New Business Division and Deputy Manager of the AM Business Department and Facility Department of the same company	
				June 2003	Executive Officer and Manager of the Amusement Facility Department of the same company	
				January 2004	President and Representative Director of SEGA Amusement (current position)	
				June 2004	Managing Director of the Amusement Facility Department of the same company	
Full time Statutory Auditor	-	Kazutada Ieda	November 8, 1937	April 1961	Entered Sanwa Bank (present UFJ Bank)	1
				April 1986	Branch Manager of Kamimaezu Branch	
				July 1988	Entered SEGA Enterprises Ltd. (present SEGA Corporation) Deputy Manage of the Accounting Department	

				July 1989	Director and Manager of the Accounting Department of the same company	
				April 1994	Director and Manager of the Information System Department and Deputy Division Manager of the Administrative Department of the same company	
				October 1994	Director and Manager of the Administrative Department of the same company	
				July 1997	Statutory Auditor of the same company (current position)	
Statutory Auditor	Part-time	Akio Kioi	August 5, 1934	April 1960	Registered with the Japan Federation of Bar Association	-
				April 1962	Establishment of Naniwa-Kyodo Law Office (current position)	
				March 1980	Member of the Anti-Racketeering Committee through intercession in civil disputes of The Japan Federation of Bar Association (current position)	
				April 1996	Chairman of the Japan Federation of Bar Association	
				April 1999	Vice President and Representative Director of The Resolution and Collection Corporation	
				August 1999	President and Representative Director of the same company	
				June 2004	Entered Sammy Corporation Statutory Auditor of the same company (current position)	
Statutory Auditor	Part-time	Ryoichi Arai	February 13, 1937	June 1997	Director and Division Manager of the Administration division of Sammy Corporation	-
				November 1999	Standing Corporate Auditor of the same company	
				June 2004	Entered SEGA Corporation Statutory Auditor of the same company (current position)	
Statutory Auditor	Part-time	Hisao Hirakawa	June 24, 1943	June 1994	Director and Manager of the Underwriting Division of Marusan Securities	
				June 1996	Managing Director of the same company	
				June 2001	President and Representative Director of Marusan Finance	
				June 2003	Managing Director of Marusan Securities	
				June 2004	Entered Sammy Corporation Statutory Auditor of the same company (current position)	

6. Status of Corporate Governance

Not yet determined

Section 5 Accounting Conditions

N/A

Section 6 Overview of Stock Administration of Applicant

Fiscal Year End	March 31
Ordinary General Meeting of Shareholders	During June
Closing of Shareholder Register	-
Record Date	March 31
Types of Share Certificates	100 shares, 1,000 shares, 10,000 shares
Interim Dividend Payment	September 30
Shares per Unit	100
Transfer Agent Address Agent Share Transfer Fee Share Delivery Fee	 UFJ Trust Bank, 1-4-3, Marunouchi, Chiyoda-ku, Tokyo UFJ Trust Bank, 1-4-3, Marunouchi, Chiyoda-ku, Tokyo None None
Purchase of Shares Less than One Unit Address Agent Fee	 UFJ Trust Bank, 7-10-11, Higashisuna, Koutou-ku, Tokyo UFJ Trust Bank, 7-10-11, Higashisuna, Koutou-ku, Tokyo None
Newspaper for Public Notices	Nikkei Shimbun
Special Benefits for Shareholders	N/A

Section 7 Reference Materials

N/A

PART III INFORMATION REGARDING GUARANTOR OF APPLICANT

N/A

PART IV SPECIAL INFORMATION

None

This press release relates to a business combination (as further defined below, the "Transaction") to be effected under Japanese law whereby Sammy Corporation and Sega Corporation (together, the "Companies") will become wholly-owned subsidiaries of a newly formed Japanese corporation (as further defined below, the "Holding Company"). The Transaction and information to be distributed in connection with the Transaction are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information included herein and therein have been and will be prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Transaction, since the Companies and the Holding Company will be located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue the Companies, the Holding Company or their respective officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel the Companies, the Holding Company or any of their respective affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the Companies or the Holding Company may purchase securities otherwise than pursuant to the Transaction, such as in open market or privately negotiated purchases.


RECEIVED
2004 SEP 30 P 3:12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

May 18, 2004

To whom it may concern:

Name of Company: Sammy Corporation
Name of Representative: Hajime Satomi
President and
Representative Director
(Code No. 6426, Tokyo Stock Exchange 1st Section)
Name of Contact Person: Koichi Fukazawa
(TEL:03-5950-3790)

Name of Company: SEGA Corporation
Name of Representative: Hisao Oguchi
President and
Representative Director
(Code No. 7964, Tokyo Stock Exchange 1st Section)
Name of Contact Person: Akira Sugano
(TEL:03-5736-7111)

Notice of Business Combination Through Establishment of a Joint Holding Company

Notice is hereby given that Sammy Corporation (President: Hajime Satomi, Headquarters: Tokyo, hereinafter "Sammy") and SEGA Corporation (President: Hisao Oguchi, Headquarters: Tokyo, hereinafter "SEGA") have resolved at the meetings of their respective Board of Directors on May 18, 2004 to establish SEGA SAMMY HOLDINGS INC. (the "Holding Company") as a joint holding company through a share-for-share exchange (the "Transaction") and conduct a business combination (the "Business Combination") as wholly-owned subsidiaries of the Holding Company, subject to approvals of the shareholders and relevant regulatory authorities, and, in connection therewith, have entered into a Share-for-Share Exchange *(Kyodo Kabushiki-Iten)* Agreement (the "Agreement").

1. Purpose of the Business Combination

Sammy and SEGA have reached an agreement on the Business Combination for the purpose of maximizing corporate value by combining the management resources and maximizing synergistic benefits in order to further strengthen their position as a globally integrated entertainment company.

Sammy and SEGA have minimal overlap and competition with each other's businesses and are expected to achieve complementary results. The Business Combination aims to

harmonize both companies' technical development capabilities with Sammy's high growth potential and profitability, and SEGA's globally renown brand name, while concurrently pursuing synergistic benefits and business efficiencies in order to accelerate both companies' international business development, thereby enabling both companies to fortify their combined presence as an integrated entertainment company.

2. Outline of the Business Combination

(1) Scheme of the Business Combination

Sammy and SEGA will conduct the Business Combination according to the plan outlined below, subject to approvals at their respective shareholders' meetings, which are expected to be held in June 2004, and applicable regulatory approvals.

① On October 1st 2004, Sammy and SEGA plan to jointly establish the Holding Company and respectively become wholly-owned subsidiaries of the Holding Company through the share-for-share exchange.
② By March 2007, full integration is expected to be completed under the Holding Company and new entities will be formed on the basis of business segments.

<First Step> After the Transaction


Holding Company
Sammy
SEGA

<Second Step> To be completed by March 2007 (Tentative)


Holding Company
Pachislot & Pachinko-Related Business
Amusement & Consumer-Related Business
Media Contents & Network-Related Business
Other Business

(2) Schedule of the Business Combination

May 18, 2004	The board meetings of Sammy and SEGA for approvals of the Transaction
June 25, 2004 (Tentative)	Shareholders' meeting of Sammy
June 29, 2004 (Tentative)	Shareholders' meeting of SEGA
Sept. 27, 2004 (Tentative)	Effective date of delisting of Sammy and SEGA shares

Oct. 1, 2004 (Tentative)	Effective date of the Transaction, the commercial registration of the Holding Company and listing of the Holding Company shares

Sammy and SEGA may change the above schedule upon discussion should any significant issues arise as the Business Combination planning process proceeds.

(3) Exchange Ratio

Company	Sammy	SEGA
Exchange Ratio	1.00	0.28

One Holding Company share will be allotted in exchange for each Sammy share, and 0.28 Holding Company shares will be allotted in exchange for each SEGA share. The Holding Company will adopt the unit system and one unit will comprise 100 shares.

Based on the results of valuation analysis conducted by financial advisors appointed by the respective companies, Sammy and SEGA had extensive negotiations and came to an agreement on the above Exchange Ratio. Each company received a fairness opinion on the Exchange Ratio from a financial point of view from their respective financial advisors: Morgan Stanley Japan Limited for Sammy and Daiwa Securities SMBC Co. Ltd. for SEGA.

It should be noted that should any material changes related to various assumptions underlying the calculations of the Exchange Ratio occur, the Exchange Ratio may be subject to change following further discussions between Sammy and SEGA.

(4) Cash Consideration upon the Transaction

The Holding Company will not pay any cash consideration upon the occurrence of the Transaction.

(5) Listing of the Holding Company

The Holding Company plans to file an application for the listing of its shares on the Tokyo Stock Exchange. The listing date is scheduled to be October 1, 2004, which is the same date as the effective date of the Transaction, subject to applicable regulations of the Tokyo Stock Exchange. In relation to the Transaction, Sammy and SEGA shares will be delisted from all stock exchanges effective September 27, 2004.

(6) Actions to be taken in respect of Convertible Bonds, Stock Options and certain Stock Acquisition Rights

The following actions will be taken in respect of convertible bonds and stock options issued by Sammy and SEGA, and stock acquisition rights issued by Sammy in connection with the scheduled delisting of shares of Sammy and SEGA as a result of the Transaction as mentioned in 2.(5) above:

- Sammy
  - Sammy Corporation Convertible Bonds due 2009: necessary actions will be taken before the Transaction (by September 30, 2004) for early redemption or other alternatives
  - Stock Options: necessary actions are expected to be taken for all outstanding stock options before the Transaction (by September 30, 2004) to be cancelled
  - 2nd Stock Acquisition Rights (paid-in): The Stock Acquisition Rights issued on April 16, 2003 will be cancelled by payment to the holders of such Stock Acquisition Rights at the initial issue price per Stock Acquisition Right (81 yen) before the Transaction (by September 30, 2004)
- SEGA
  - SEGA Corporation Zero Coupon Convertible Bonds due 2004: expected to be redeemed at maturity as of June 18, 2004
  - SEGA Enterprises, Ltd. 5th Unsecured Convertible Bonds (with the terms of downward adjustments of the Conversion Price and ranking *pari passu* with other convertible bonds): necessary actions are expected to be taken before the Transaction (by September 30, 2004) for early redemption or other alternatives
  - Stock Options: necessary action should be taken for all outstanding stock options before the Transaction (by September 30, 2004) to be cancelled for free

(7) Actions to be taken in respect of Treasury Stock

The following actions with regard to the respective treasury stock and SEGA shares held by Sammy will be taken:

- Sammy Treasury Stock (7.5% of Sammy Total Shares Outstanding ("TSO") (1))
  - To be cancelled before the Transaction (September 30, 2004)
- SEGA Treasury Stock (11.4% of SEGA TSO (1))
  - To be cancelled at an appropriate time after the closing of the Transaction
- Sammy's Stake in SEGA (22.4% of SEGA TSO (1))
  - To be cancelled at an appropriate time after the closing of the Transaction

(1) As of March 31, 2004

(8) Stock Transfer Agent

The stock transfer agent for the Holding Company will be UFJ Trust Bank Limited.

3. Synergistic Benefits

(1) Complementary Business Portfolios and Earnings Enhancement through Efficient Management

Through the Business Combination, Sammy and SEGA will be able to achieve business synergies with little overlap in their businesses and customer bases, as pachislot and pachinko-related businesses for Sammy and amusement machine sales and amusement arcade operation businesses for SEGA, respectively, are becoming major revenue sources. In the mid-term, we expect to reduce costs and enhance earnings through efficient management by effectively utilizing group management resources including employees, products, capital and intelligence by restructuring and reorganizing domestic and overseas subsidiaries engaged in overlapping businesses with relatively small revenues, such as Sammy's amusement-related business, .

(2) Pursuit of Synergistic Benefits

By effectively allocating management resources of both companies, we will pursue synergistic benefits in all business segments. Maximizing synergistic benefits will not only enhance earnings, but also effectively improve cost performance. Specific plans expected to create synergies in the mid-term are as follows:

① Maintain the top-maker position in the pachislot business and strive to become the top-maker in the pachinko business by applying SEGA's technology cultivated in the amusement industry to Sammy's pachislot and pachinko-related business to improve the quality of imaging technology and sound development, thereby enhancing the entertainment aspects of pachislot and pachinko machines;

② Enhance earnings in the arcade operation facilities business by integrating R&D capabilities and creativity of both companies in order to strategically develop multi-complex amusement facilities such as large commercial facilities and theme parks;

③ Enhance earnings in the consumer business by streamlining management through restructuring and integrating the consumer business while improving contents capabilities and enhancing title selections, and effectively utilizing contents from the pachislot and pachinko-related business. We also plan to actively penetrate into overseas undeveloped markets;

④ Establish Sammy's arcade video game machine "Atomiswave" as the leading low cost and high quality arcade video game machine by enhancing contents through the utilization of SEGA's R&D capabilities and globally expanding the market. Also, we plan to expand the market by promoting on-line games through networking arcade machines; and

⑤ Enhance earnings based on complementary benefits through multi-development of contents in each business segment.

(3) Pursuit of Streamlined Management under a Holding Company Structure

The Holding Company is expected to provide overall planning, operation and administrative functions in order to achieve maximum efficiency throughout the group. It is also expected to contribute to streamlined group management by promptly and

flexibly executing cash flow allocation and capital expenditure plans within the group.

(4) Stable Management Infrastructure Establishment

The Business Combination will lead to efficient management by maximizing the synergistic effects in each business area to improve management practices, which currently depend on particular businesses, and quickly establish a stable and continuous management infrastructure.

4. Outline of the Business Combination Parties (Consolidated) (as of March 31, 2004)

(1) Company Name	Sammy Corporation	SEGA Corporation
(2) Description of Business	Development, manufacturing and sale of pachislot and pachinko machines and peripherals, amusement arcade equipment and home video game software	Development, manufacturing and sale of amusement equipment, operation of amusement arcades, and development, manufacturing and sales of consumer products
(3) Date of Incorporation	November 1, 1975	June 3, 1960
(4) Location of Headquarters	23-2, Higashi Ikebukuro 2-chome, Toshima-ku, Tokyo	2-12, Haneda 1-chome, Ohta-ku, Tokyo
(5) Representative	Hajime Satomi, President and Representative Director	Hisao Oguchi, President and Representative Director
(6) Paid-in Capital	15,374 million yen	127,582 million yen
(7) Total Number of Shares in Issue	87,500,718 shares	174,945,690 shares
(8) Shareholders' Equity	112,987 million yen	97,934 million yen
(9) Total Assets	299,272 million yen	188,884 million yen
(10) Fiscal Year End	March 31	March 31
(11) Number of Employees	1,927	3,507
(12) Major Suppliers and Customers	[Purchase] Kaga Electronics, Mizuhokiden and Takaden [Sale] Aristocrat Technology, Sanyo Hanbai and Sony Computer Entertainment	[Purchase]Hitachi Software Engineering [Sales] Namco, Taito and Happinet
(13) Principal Shareholders and their Shareholding Ratio	Hajime Satomi 27.6% S.S. Planning Co., Ltd 10.8% FSC Y.K. 8.0% Treasury Stock 7.5% The Master Trust Bank of Japan, Ltd. 4.8%	Sammy Corporation 22.4% Treasury Stock 11.4% Japan Securities Finance Co.,Ltd 2.8% S.S. Planning Co., Ltd 2.7% Japan Trustee Service Bank T 2.1%
(14) Main Banks	UFJ Bank Limited, Sumitomo Mitsui Banking Corporation, Mizuho Bank Ltd. and Bank of Tokyo-Mitsubishi, Ltd	Sumitomo Mitsui Banking Corporation, Mizuho Corporate Bank Ltd., The Sumitomo Trust & Banking Co., Ltd., UFJ Banking Limited and Resona Bank Ltd.

(15) Relationship between Parties	Capital	Holding 39,248,600 shares (22.4% of SEGA TSO) as investment securities
	Personal	Sammy's CEO holds the post of Chairman of SEGA
	Trading	Sammy and SEGA have transactions in the normal course of business

(16) Result of Operations for the Latest 3 Fiscal Years (Consolidated)

	Sammy Corporation			SEGA Corporation		
Fiscal Year Ended in March	FY2001	FY2002	FY2003	FY2001	FY2002	FY2003
Net Sales (million yen)	164,293	165,774	251,226	206,334	197,223	191,257
Operating Income (million yen)	54,022	51,709	71,676	14,200	9,296	14,480
Ordinary Profit (million yen)	53,768	51,020	68,330	12,471	7,783	12,617
Net Income (million yen)	23,906	23,066	32,196	△17,829	3,054	8,760
Net Income per Share(yen)	452.44	436.79	424.68	△119.15	19.73	55.96
Dividend per Share (yen)	50.00	70.00	90.00	–	–	–
Shareholders' Equity per Share (yen)	1,074.13	1,298.90	1,390.74	548.40	560.40	631.88

5. Outline of the Holding Company

(1) Name: SEGA SAMMY HOLDINGS INC.

(2) Function:

- Provide an overall group management function through planning, operation and administration of the entire group, managing and controlling business operations of each company with each subsidiary's authority and responsibility clearly defined, thereby optimizing the efficiency of the overall group
- Devise and execute a group strategy to spur profit growth and achieve the effects of integration in a timely manner by utilizing management resources

(3) Headquarters: Minato-ku, Tokyo

(4) Directors and Statutory Auditors (Current Positions)

Chairman, President and Representative Director:	Hajime Satomi (SEGA Chairman and Representative Director, Sammy President and Representative Director)

Vice Chairman and Director:	Hisao Oguchi (SEGA President and Representative Director)
Senior Managing Director:	Keishi Nakayama (Sammy Senior Managing Director)
Managing Director:	Kiyofumi Sakino (Sammy Managing Director)
Director:	Kenkichi Yoshida (Sammy Managing Director)
Director:	Hideki Okamura (SEGA Senior Executive Officer)
Director:	Yasuo Tazoe (SEGA Executive Officer)
Standing Statutory Auditor:	Kazutada Ieda
Statutory Auditor:	Akio Kioi
Statutory Auditor:	Ryoichi Arai
Statutory Auditor:	Toshio Hirakawa

(Note) The Statutory Auditors candidates listed above are the outside Statutory Auditors as defined in paragraph 1 of Article 18 of the Audit Special Exceptions Law of Japan (Law No. 22 of 1974).

(5) Number of Staff: approximately 50 persons

(6) Capital Stock: 10 billion yen

(7) Fiscal Year-end: March 31

(8) Auditing Firm: Azsa & Co.

(9) Business Prospects after the Transaction
Business prospects after the Transaction will be announced as they become available after further discussion

CONTACT:
Sammy Corporation Investor Relations Dept. : TEL 03-5950-3790 FAX 03-5950-3791
SEGA Corporation Investor Relations Dept. : TEL 03-5736-7111 FAX 03-5736-7066

SEGA FY2003 Business Review
Sammy FY2003 Business Review
Joint Press Conference on Business Combination of SEGA & Sammy

Wednesday, May 19, 2004
At Akasaka Prince Hotel in Tokyo

Sammy


SEGA®

- SEGA FY2003 Business Review
  - —Mr. Sugano (SEGA Senior Corporate Officer)
- Sammy FY2003 Business Review
  - —Mr. Yoshizawa (Sammy Executive Officer)
- Joint Press Conference on Business Combination of SEGA & Sammy
  - —Mr. Satomi (Sammy President, SEGA Chairman)
  - —Mr. Oguchi (SEGA President)

Joint Press Conference on Business Combination of Sammy & SEGA

Wednesday, May 19, 2004

At Akasaka Prince Hotel

In Tokyo

Background of Announcement of the Business Combination

- **December 8, 2003** — Sammy's acquisition of 22.4% stake in SEGA
- **February 17, 2004** — Hajime Satomi was appointed as Chairman of SEGA at the extraordinary shareholders' meeting
- **May 18, 2004** — The boards' approvals and the announcement of the business combination

Purpose of the Business Combination

- Establish Integrated Entertainment Company
- Combine Complementary Business Portfolios
- Realize Synergistic Benefits and Streamlined Operation
- Consolidate Financial and Managerial Infrastructure for the Future Growth Strategy

Outline of the Business Combination

- **Scheme** — Establishment of a joint holding company through a share-for-share exchange *(Kyodo Kabushiki-Iten)*
- **Effective Date** — October 1, 2004
- **Exchange Ratio** — Sammy 1.00 SEGA 0.28
  - One holding company share will be allotted in exchange for each Sammy share and 0.28 holding company share will be allotted in exchange for each SEGA share
  - This transaction is expected to be EPS accretive

Overview of the Holding Company

- Company Name: SEGA SAMMY HOLDINGS INC.
- Headquarters: Minato-ku Tokyo, Japan
- Representative: Hajime Satomi
(Chairman and President)
- Paid in Capital: JPY 10 billion
- No. of Staff: Approximately 50

The New Holding Company Logo

SEGA SAMMY
HOLDINGS


Sammy

SEGA®

Management Structure
(on and after Oct. 1)

SEGA SAMMY HOLDINGS

Chairman and President: Hajime Satomi
Vice Chairman: Hisao Oguchi
Directors: Keishi Nakayama
Kiyofumi Sakino
Kenkichi Yoshida
Hideki Okamura
Yasuo Tazoe

Sammy

Chairman: Hajime Satomi
Vice Chairman:
Toru Katamoto
President: Kenkichi Yoshida
Directors: Hideo Yoshizawa
Katsuya Kondo

SEGA

Chairman: Hajime Satomi
President: Hisao Oguchi
Directors: Hideki Okamura
Yoshiharu Suzuki
Yasuo Tazoe
Akira Sugano

Shareholding Structure After the Transaction



Former Sammy Shareholders
Former SEGA Shareholders
Stake in Holding Co.
8.4%
SEGA SAMMY HOLDINGS INC.
Stake in Holding Co.
4.2%
100%
100%
Sammy
SEGA

Convertible Bonds

■ **SEGA Convertible Bonds**

- **Zero Coupon CB due June 2004 (JPY 10.08 Bn, 2.4%[(1)])**
  - → **To be redeemed at maturity (June 18, 2004)**

- **5th Unsecured CB due March 2006 (JPY 6.81 Bn, 2.6%[(1)])**
  - → **Aimed to Take Necessary Procedures Before The Transaction**

■ **Sammy Convertible Bonds**

- **CB due 2009 (JPY 40 Bn, 11.9%[(1)])**
  - → **Aimed to Take Necessary Procedures Before The Transaction**

Notes

1. As of March 31, 2004, % of TSO (including treasury stocks)

Cancellation of Treasury Stocks

■ SEGA

— Treasury Stocks (11.4%[1]) →To be cancelled after the Transaction

■ Sammy

— Treasury Stocks (7.5%[1]) →To be cancelled before the Transaction

— Sammy's Stake in SEGA (22.4%[1]) →To be cancelled after the Transaction

Notes

1. As of March 31, 2004, % of TSO (including treasury stocks)

Financial Summary

(JPY Bn)

March 2004	SEGA	Sammy	Total[1]
Sales	191.2	251.2	442.4
Operating Income	14.4	71.6	86.0
Recurring Income	12.6	68.3	80.6
Net Income	8.7	32.1	40.5
Total Assets	189.0	299.2	442.9
Market Cap.[2]	155.0	402.0	517.8

Notes

1. Pro-Forma basis excluding Sammy's investment and interest in SEGA from Recurring Income, Net Income, Total Asset and Market Cap.
2. As of May 18, 2004 (Diluted Basis)

Establishment of Integrated Entertainment Company

FY2003 Sales[1]


JPY Bn
600
500
400
300
200
100
0
Nintendo
SEGA SAMMY
Konami
Sammy
SEGA
Namco
SANKYO
Aruze
Heiwa
Square -Enix

Notes

1. Sammy, SEGA and Konami's data based on actual results, the others on I/B/E/S estimates of FY2003

Establishment of Integrated Entertainment Company

Market Cap. as of May 18, 2004


JPY Bn
1,600
1,400
1,200
1,000
800
600
400
200
0
Nintendo
SEGA SAMMY
Sammy
Sankyo
Square -Enix
Konami
Aruze
Heiwa
SEGA
Namco

Notes

1. Excluding Sammy's investment in SEGA from the total market cap

Complementarities and Synergies


FY2003 Sales JPY Bn
Vertical Integration
Software
Hardware
Operation
4.8
61.0
170.4
49.0
7.7
60.3
1.5
69.8
Pachislot
Pachinko
Amusement Machine
Home Video Game
Horizontal Integration
Sammy
SEGA

Medium Term Reorganization Plan


Holding Co.
Sammy
SEGA
Re-organi-zation
Stable Management Infrastructure
Holding Co.
Pachislot & Pachinko Related Business
Amusement & Consumer Related Business
Media Contents & Network Related Business
Others
Effective Use of Management Resources

Medium Term Financial Targets

- Consolidated Sales JPY 600 Bn
- Consolidated Operating Income JPY 120 Bn
- Consolidated Operating Margin 20%
- Aim to achieve the financial targets through business/capital alliance and business combination etc. within and outside Japan

Significance for Sammy

<Present>

- Continuously Expanding Core businesses such as Pachislot business
- As Sammy standalone, enable to grow steadily by reinvesting resources from Pachislot & Pachinko business into NEWS Business



<Significance>

- The Business Combination will enable Sammy to achieve further growth both in core and contents businesses by utilizing SEGA's global brands, software and character products

Significance for SEGA

Amusement Machine Sales Business

Improve the Market Presence and Generate New Earnings Basis

Amusement Arcade Operations Business

Promote Product Differentiation with High-Value Added through Combination of Management Resources

Consumer Business

Reallocate management resources efficiently for consumer businesses of both companies

Schedule

- June 25, 2004: Sammy Shareholders' Meeting
- June 29, 2004: SEGA Shareholders' Meeting
- Oct. 1, 2004: Effective Date of the Business Combination

RECEIVED
2004 SEP 30 P 3: 12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

(Translation)

September 16, 2004

Dear Sirs,

Name of Company: Sammy Corporation
Name of Representative: Kenkichi Yoshida, President and Representative Director
(Code No. 6426, Tokyo Stock Exchange 1st Section)
Further Inquiry: Koichi Fukazawa, Executive Officer and General Manager, President Office
(TEL: 03-5950-3790)

Name of Company: SEGA CORPORTION
Name of Representative: Hisao Oguchi, President and Representative Director
(Code No. 7964, Tokyo Stock Exchange 1st Section)
Further Inquiry: Akira Sugano, Director, Responsible for Corporate Division
(TEL: 03-5736-7111)

Notice of Sega Sammy Group's Medium-Term Business Plan

SEGA CORPORATION ("Sega") and Sammy Corporation ("Sammy") will jointly establish their 100% parent company, SEGA SAMMY HOLDINGS INC. (Chairman, President and Representative Director: Hajime Satomi, Code No. 6460; hereinafter "Sega Sammy Holdings") through a share-for-share exchange (*kabushiki-item*) as of October 1, 2004. Prior to the management integration becoming effective, Sega and Sammy worked closely to formulate a medium-term business plan of Sega Sammy Group for the period up to March 31, 2007. It is hereby notified that the plan was approved at the respective extraordinary meetings of the boards of directors of both companies held on September 16, 2004, as described below:

Description

1. Medium-Term Business Plan of Sega Sammy Group:

(million yen)

		Year ending March 31, 2005 (from April 1, 2004 to March 31, 2005)	Year ending March 31, 2006 (from April 1, 2005 to March 31, 2006)	Year ending March 31, 2007 (from April 1, 2006 to March 31, 2007)
Net Sales	Pachislot and pachinko-related business	2,626	2,560	3,130
	Commercial amusement equipment business	661	733	802
	Amusement facility business	803	910	960
	Consumer business	708	724	769
	Media contents and other businesses	441	472	588
	Total	5,200	5,400	6,250
Ordinary Income		920	930	1,220
Net Income		475	510	680

2. Management policy of Sega Sammy Group:

Sega and Sammy will establish their holding company Sega Sammy Holdings through management integration as of October 1, 2004, which will give birth to Sega Sammy Group with a wide range of businesses targeting whole generations covering children and adults in the entertainment area.

Sega Sammy Group will relocate personnel to its strategic sectors and reorganize its system to improve efficiencies and strengthen and expand its profitable basis. The management integration will give effect to a fuller line of products and services and allow more effective media-mix strategies and the creation of new businesses, as well as strengthen and expand its overseas group companies to accelerate penetration into the global market.

Sega Sammy Group will fortify its presence in the global market with the aim of becoming the No. 1 integrated entertainment company in the world.

3. Major tasks of each business:

(1) Pachislot and pachinko-related business:

- Win the largest share in the pachinko machine market
- Continue to win the largest share in the pachislot machine market

(2) Commercial amusement equipment business:

- Develop a fuller line of products by strengthening development capabilities

- Open overseas marketing channels

(3) Amusement facility business:

- Improve profitability by differentiating the existing facilities
- Develop multiplex entertainment facilities based on innovative and totally new concepts

(4) Consumer business:

- Strengthen the development control system
- Improve the overseas development and marketing systems

(5) Media content-related and other businesses:

- Optimize contents in all businesses
- Develop media contents globally (Asia, Europe and America)

- END -

Notice on the medium-term business plan:
The medium-term business plan is prepared based on the information available to management as of the date hereof. You should be aware that actual results may differ from the projected figures for a variety of factors in the future.

(Translation)

September 16, 2004

Dear Sirs,

Name of Company: Sammy Corporation
Name of Representative: Kenkichi Yoshida, President and Representative Director
(Code No. 6426, Tokyo Stock Exchange 1st Section)
Further Inquiry: Koichi Fukazawa, Executive Officer and General Manager, President Office (TEL: 03-5950-3790)

Name of Company: SEGA CORPORTION
Name of Representative: Hisao Oguchi, President and Representative Director
(Code No. 7964, Tokyo Stock Exchange 1st Section)
Further Inquiry: Akira Sugano, Director, Responsible for Corporate Division (TEL: 03-5736-7111)

Notice of the Forecast of Operating Results of SEGA SAMMY HOLDINGS INC. for the Year Ending March 31, 2005

SEGA CORPORATION and Sammy Corporation will jointly establish their 100% parent company, SEGA SAMMY HOLDINGS INC. (Chairman, President and Representative Director: Hajime Satomi, Code No. 6460) through a share-for-share exchange (*kabushiki-item*) as of October 1, 2004. Article 2 of the Supplementary Provisions to the Articles of Incorporation of the company provides that the first business year shall commence on the date of incorporation and end on March 31, 2005. Notice is hereby given of the forecast of operating results of the company for the year ending March 31, 2005, as described below:

Description

1. Forecast of consolidated operating results:

Year Ending March 31, 2005 (from April 1, 2004 to March 31, 2005):

(million yen)

	Net Sales	Ordinary Income	Net Income
Whole year	520,000	92,000	47,500

2. Forecast of non-consolidated operating results:

Year Ending March 31, 2005 (from October 1, 2004 to March 31, 2005):

(million yen)

	Net Sales	Ordinary Income	Net Income
Second half of the year	2,950	120	60

Note: The forecast of non-consolidated operating results is prepared in respect of the second half of the year as SEGA SAMMY HOLDINGS INC. will be incorporated as of October 1, 2004.

3. Year-end dividends for the year ending March 31, 2005:

SEGA SAMMY HOLDINGS INC. plans to pay a year-end dividend of ¥40 per share to its shareholders as of March 31, 2005.

- END -

Notice on the forecast of operating results:
The above forecast of operating results is prepared based on the information available to management as of the date hereof. You should be aware that actual results may differ from the projected figures for a variety of factors in the future.


SEGA SAMMY
HOLDINGS

SEGA SAMMY HOLDINGS
Medium Term Business Plan

16th September 2004

At Akasaka Prince Hotel in Tokyo

- FY2004 Business Outlook
- Business Combination
- Medium Term Business Plan
- Strategy of Core Businesses

FY2004 Business Outlook


SEGA SAMMY
HOLDINGS

Business Plan for FY2004

(JPY Bn)

	FY2004 (Est)
Net Sales	520.0
Recurring Income	92.0
Net Income	47.5

- Sammy: 621 Thousand Pachislot machine sales due to strong performance by "Hokuto-no Ken"

  317 Thousand Pachinko machine sales due to enhanced brand recognition
- Sega : Strong sales of amusement machines, as well as strong performance of amusement arcade operations due to the new contents such as "Mushi King"

Projected Balance Sheet

(As of Oct 1, 2004) (JPY Bn)

Items		Items	
Current Assets	305.0	Current Liabilities	141.2
Fixed Assets	153.5	Fixed Liabilities	97.4
Tangible Fixed Assets	73.8	Minority Interest	8.4
Intangible Fixed Assets	7.9		
Investment & Other	71.8	Shareholders' Equity	211.5
Total Assets	458.5	Total Liabilities, Minority Interests & Shareholders' Equity	458.5

Business Combination

Purpose of Business Combination

- Establish integrated entertainment company
- Combine complementary business portfolios
- Realize synergistic benefits and streamlined operation
- Consolidate financial and managerial infrastructure for the combined future growth strategy

Merits of Business Combination

Effective Use of Management Resources and Assets	
①Reallocation of Human Resources	Reallocation of R&D staff and full use of best personnel CS development : AM development =60%:40% ⇒ 40%:60%
②Sharing of Contents (Patents, Characters etc.)	Utilize specific contents across all segments in order to pursue new earning base and to decrease R&D expenses, as well as new license acquisition costs
③Development of New Business Opportunities	Combination and collaboration of know-how and networks of both companies

Benefit of Business Scale	
①Substantial Product & Service	Access to a full line-up of products and services that effectively targets all ranges of age groups
②Centralized Procurement	Increase buying power as a group ⇒Lower royalty costs Maximize buying power for raw materials ⇒Lower material costs
③Utilization of Sales and Logistics Network	Increase Sales
④Overall Group Integration	Establishment of a superior brand


Business Portfolio
SegaSammy Holdings FY2004 Sales (Est)
(JPN Bn)
Software
Hardware
Operation
70. 8
66. 1
195. 6
56. 0
80. 3
Pachislot
Pachinko
Amusement Machine
Consumer


Medium Term Reorganization Plan
Holding Co.
Sammy
Sega
Establishment of a Solid Management Base
Re-organi-zation
Holding Co.
Pachislot & Pachinko Related Business
Amusement & Consumer Related Business
Media Contents Related Business
Others
Effective Use of Management Resources


Reorganization Plan
····Listed
····Consolidated Segments
Sega Sammy Holdings
Sammy
RODEO Co., Ltd.
Shuko Electronics Co.,Ltd.
SI Electronics, Ltd.
Sega
Sega Amusement, Ltd.
OASIS PARK Co., Ltd.
Sammy Amusement Service Co.
APANDA Inc.
Sega foreign Subsidiaries
Sega foreign Subsidiaries
Sega Toys Ltd.
Sammy Net Works Co., Ltd.
Sega Music Networks Co., Ltd.
Wavemaster Inc.
Underground Liberation Force Inc.
Sega Logistics Service Ltd.
Nissho Inter Life Co., Ltd.
Sammy Design Co., Ltd.
Japan Multimedia Services Corp.
Pachislot & Pachinko Related business
Amusement & Consumer Related Business
Amusement Center Operation Business
Amusement Machine Business
Consumer Business
Media Contents & Network Related Business
Others
Others Business

Medium Term Business Plan


SEGA SAMMY
HOLDINGS


Business Plan 1. Pachislot & Pachinko Related Business
Peripheral equipment
Pachinko machines
Pachislot machines
350
300
250
200
150
100
50
0

(JPN Bn . Machines)		FY2004 (Est)	FY2005 (Est)	FY2006 (Est)
Sales	Pachislot machines	195.6	149.0	172.0
	Pachinko machines	56.0	72.0	86.0
	Peripheral equipment	11.0	35.0	55.0
	Total	262.6	256.0	313.0
Operating income		89.5	73.3	95.7
Number of Pachislot machines sold		621,000	510,000	560,000
Number of Pachinko machines sold		317,000	400,000	480,000

Business Plan 1. Pachislot & Pachinko Related Business

- Solidify and maintain No.1 share of Pachislot market
- Position ourselves as the No.1 Pachinko Producer and gain No.1 market share
- Expand our presence in markets of peripheral equipments and related businesses


Business Plan 2. Amusement & Consumer Related Business
【Amusement Machine Sales Business】
90
80
70
60
50
40
30
20
10
0
Overseas
Japan

(JPN Bn)		FY2004 (Est)	FY2005 (Est)	FY2006 (Est)
Sales	Japan	55.1	54.6	58.5
	Overseas	11.0	18.7	21.7
	Total	66.1	73.3	80.2
Operating Income		8.0	11.8	14.1

Business Plan 2. Amusement & Consumer Related Business 【Amusement Machine Sales Business】

- Further development of a full line-up of products utilizing our increased R&D capabilities
- Expand global marketing channels
- Position ourselves as a top player on a global scale


Business Plan 3. Amusement & Consumer Related Business
【Amusement Center Operations Business】
120
100
80
60
40
20
0
Sales
CAPEX

(JPY Bn Arcades)	FY2004 (Est)	FY2005 (Est)	FY2006 (Est)
Sales	80.3	91.0	96.0
Operating Income	5.9	7.7	8.6
CAPEX	21.6	23.5	28.6
Number of Amusement Arcades	496	509	528
(Company Store)	186	208	223

Business Plan 3. Amusement & Consumer Related Business 【Amusement Center Operations Business】

- Increase profitability through further differentiation of existing facilities
- Generate new business opportunities through expansion of rental business
- Develop new amusement complexes based on innovative new concepts


Business Plan 4. Amusement & Consumer Related Business
【Consumer Business】
90
80
70
60
50
40
30
20
10
0

(JPY Bn , Titles)		FY2004	FY2005	FY2006
Sales	Japan	47.1	39.4	41.1
	Overseas	23.6	33.0	35.8
	Total	70.8	72.4	76.9
Operating Income		▲5.5	0.3	3.0
R&D Expenses		17.5	20.2	23.5
Number of Units sold (Millions)	Japan	5.06	4.05	4.18
	Overseas	8.45	9.85	10.69
	Total	13.51	13.90	14.87

Business Plan 4. Amusement & Consumer Related Business 【Consumer Business】

- Strengthen the R&D management structure
- Reorganize global R&D and marketing structures
- Bolster competitiveness and solidify earning base in global market
- Develop new opportunities by entering into the online game business


Business Plan 5. Media Contents & Other Business
Sales
80
70
60
50
40
30
20
10
0

(JPY Bn)	FY2004 (Est)	FY2005 (Est)	FY2006 (Est)
Sales	44.1	47.2	58.8
Operating Income	2.6	3.8	5.5

Business Plan 5. Media Contents & Other Business

- Utilize media contents across all business segments
- Expand media contents on a global scale (Asia, Europe and US)
- Expand media channels and increase opportunities by effectively utilizing these channels
- Strengthen and expand entertainment-related businesses



Mid-Term Business Plan
Media & Contents
Consumer
Amusement Arcade
Amusement machines
Pachinko/Pachislot
700
600
500
400
300
200
100
0

(JPY Bn)	FY2004 (Est)	FY2005 (Est)	FY2006 (Est)
Sales	520.0	540.0	625.0
Operating Income	95.0	96.0	125.0
Recurring Income	92.0	93.0	122.0
Net Income	47.5	51.0	68.0

Vision of Sega Sammy Group

- Pursue business opportunities on a global market
- Target a broad range of age groups
- Utilize all technology and ideas
- Maximize the use of the group's contents
- Expand business categories that can realize synergies within the group

Establish a strong presence in all business fields and become the No.1 Integrated Entertainment Company

Strategy of Core Businesses


SEGA SAMMY
HOLDINGS

Strategy
～Pachinko & Pachislot Related Business～

1. Solidify and maintain No.1 share of Pachislot market

Market needs reflecting regulatory changes  Focus on enjoyment related game & entertainment

- Build upon the success of "Hokuto-no Ken" to further strengthen R&D
- Employ competitive and advanced technology of graphic displaying

Market outlook after "Hokuto-no Ken"

- Effective Introduction of new/approved products
- Expand share of retail markets due to our strong marketing forces

2. Gain No.1 share of Pachinko market

Regulatory Changes = [illegible] of market share competition

・Type 1 License only ➡ Variety of Pachinko machines regardless of license types

✹ Great opportunity for us to leverage our competitive R&D capability

- Strengthen R&D capability by increasing the number of R&D staff

Strategy
～Pachinko & Pachislot Related Business～

3. Provide total services in Pachinko & Pachislot Related Business

Expand related businesses

- Peripheral equipment
- Design Pachinko Parlors
- Produce Pachinko Parlors
- Others

➡ Anything related to Pachinko & Pachislot 
ASK
Sammy

4. Develop new business opportunities

Gaming market

- Business collaboration with IGT
- Integration of Sammy's know-how in entertainment business and Sega's high quality resources


Strategy
~Amusement & Consumer Related Business~
1. Plan of R&D Management System
R&D Technological Strategy Dept.
R&D Head Office
R&D Organization Strategy Dept.
CS Software Development
Focus on speciality
① R&D Div
② R&D Div
③ R&D Div
①CS R&D Div
②CS R&D Div
SEGA STUDIO USA
Online R&D Div
Mobile R&D Div
Sports R&D Div
Drive R&D Div
① NE R&D Div
② NE R&D Div
③ NE R&D Div
Reallocation of resources →Strengthen AM R&D
Establishment of R&D teams focused on growth areas
Sammy software R&D


Strategy
~Amusement & Consumer Related Business~
2. Strategy of each segment
●Consumer Business (CS) "Strategy for polarization of the market"
CS Head Office
CS Business (Japan & Asia)
CS Business(Europe & US)
Sega(Japan)
Sega (Korea)
Sega (Shanghai)
Sports R&D Div
Drive R&D Div
① NE R&D Div
③ NE R&D Div
②CS R&D Div
②CS R&D Div
Online R&D Div
Mobile R&D Div
Licensing and alliance
Sammy Studio
Sega Studio
other developers


Strategy
~Amusement & Consumer Related Business~
2. Strategy of each segment
●Network・Mobile business ~Focus on growth areas~
①Create Network Business Department
②Create Network Development Division
③Establish offices in China
④Start online portal site
Present
PC
・MMO 5 to 7 titles
・Portal Site
(Gaming & Community)
Mobile
・Gaming
・Community site
Future
Bidirectional TV
+
Mobile Network
+
Know-how of arcade operations
Create huge entertainment community
Development of an interactive broadcasting business


Strategy
~Amusement & Consumer Related Business~
2. Strategy of each segment
●AM Machine Sales Business
①Product Line-up and Distribution
Spread full line-up products through the channels of both companies
Present
Products sold mainly in Japan
・High-end
・High value added
・High Price
Sega & Sammy
Products sold mainly in Japan
・Sega's existing products
Expand through Mechatoro technology
Combine Sammy's low priced Products with Sega's kow-how and technologies
● Global products
・Sports arenas
・Atomiswave
・Atomiswave+Sega's technology
~tournament organization business~
⇒40 Mechatoro engineers to transfer from Sammy to Sega
②Strengthen R&D
To develop products, and AM machines that utilize Mechatoronics technology, that will enable to increase market share quickly and effectively
③ Centralized procurement of raw materials and equipments
Decrease costs through group's centralized procurement

Strategy
~Amusement & Consumer Related Business~

2. Strategy of each segments

● Amusement Arcade Operations Business

①Increase profitability of existing Business

Differentiation by providing custom-made services to fit customer needs



Sports Entertainment
Bee
Food & beverage business
Kids
Core existing facilities
Others
Family
"Print Club" or Purikura Entertainment services

②Business expansion by development of entertainment complexes and arcades

- Promote and develop brand-new entertainment complexes based on know-how of both companies. (e.g. Such as the first complex that is built in Soga, Chiba)

③Expansion into a global market

④Expansion of rental business


SEGA SAMMY
HOLDINGS


SEGA SAMMY
HOLDINGS

SEGA SAMMY HOLDINGS Medium Term Business Plan APPENDIX

16th September 2004

At Akasaka Prince Hotel in Tokyo

- Corporate Profile
- Projected Number of Shares
- Mid-Term Business Plan (Reference Data)
- Product Line-up of Amusement Machinery
- Comparison of Entertainment Companies

Corporate Profile

- **Head Office** Shiodome Sumitomo Building 1-9-2 Higashi-Shinbashi MInato-ku Tokyo 105-0021
  TEL: +81 3 6215-9955
  FAX: +81 3 6215-9956
- **Establishment** Oct. 1 2004
- **Capital** ¥10.0 Bn
- **Employees** 60
- **Directors**

Chairman and President	Hajime Satomi (CEO of Sega and Sammy)
Vice Chairman	Hisao Oguchi (President of Sega)
Senior Managing Director	Keishi Nakayama
Managing Director	Kiyofumi Sakino
Director	Kenkichi Yoshida (President of Sammy)
Director	Hideki Okamura (Managing Director of Sega)
Director	Yasuo Tazoe (Managing Director of Sega)
Standing Corporate Auditor	Kazutada Ieda (Corporate Auditor of Sega)
Corporate Auditor	Akio Kioi (Corporate Auditor of Sammy)
Corporate Auditor	Ryoichi Arai (Corporate Auditor of Sega)
Corporate Auditor	Toshio Hirakawa (Corporate Auditor of Sammy)





Projected Number of Shares

※Based on data as of Aug. 31
※Number of shares is subject to change due to potential dilution

			Exchange Ratio	After Stock Transfer	Additional Information
Sammy	① Total number of shares outstanding	89, 008, 729	1. 00	89, 008, 729	
	② Treasury stocks	5, 422, 905	1. 00	5, 422, 905	To be cancelled by end of Sept.
	③ Unexercised stock options	301, 600	1. 00	301, 600	To be cancelled by end of Sept.
	④ Unexercised stock acquisition rights	196, 668	1. 00	196, 668	To be cancelled by end of Sept.
	⑤ Unexercised CB	8, 736, 938	1. 00	8, 736, 938	Exchangeable bond

			Exchange Ratio	After Stock Transfer	Additional Information
Sega	⑥ Total number of shares outstanding	174, 945, 690	0. 28	48, 984, 793	
	⑦ Treasury stocks	17, 093, 244	0. 28	4, 786, 108	To be cancelled in FY05
	⑧ Shares held by Sammy	39, 248, 600	0. 28	10, 989, 608	To be cancelled in FY05
	⑨ Unexercised stock options	2, 015, 300	0. 28	564, 284	To be cancelled by end of Sept.

Projected Number of Shares

⑩ Total number of shares outstanding total	① + ⑥	137, 993, 522
⑪ After cancellation of Sammy treasury stocks	⑩ − ②	132, 570, 617
⑫ After cancellation of Sega treasury stocks and shares held by Sammy	⑪ − ⑦ − ⑧	116, 794, 901
⑬ Sammy unexercised dilutive shares	③ + ④ + ⑤	9, 235, 206
⑭ Sega unexercised dilutive shares	⑨	564, 284

Mid-Term Business Plan (Reference Data)

(¥ millions)

	FY2004 (Est)	FY2005 (Est)	FY2006 (Est)
CAPEX	35, 299	33, 089	39, 218
Depreciation & Amortization	21, 687	23, 450	26, 375
R&D Expenses	34, 944	38, 733	44, 469
Advertising Expenses	14, 115	12, 772	13, 772
Sales Commission	19, 388	17, 515	25, 600

Product Line-up of Amusement Machinery



High technology
Low technology
Low price
High price
Video Game
NAOMI
On-Line Game
MJ2
WCCF
Video Game Machine
Atomiswave
Medal Game Machine
REVOLUTION II SERIES
Large Medal Game Machine
STAR HORSE
Medal Game Machine
KIDS MEDAL SERIES
Arcade Machine
UFO CATCHER
Sammy


Comparison of Entertainment Companies
FY2004 Sales Estimates(1)
JPY Bn
600
500
400
300
200
100
0
NINTENDO
KONAMI
NAMCO
SANKYO
ARUZE
HEIWA
SQUARE-ENIX
Notes
1・ SegaSammy's data based on announced estimates, others on Toyo Keizai estimates


Comparison of Entertainment Companies
Market Cap as of Sept. 15, 2004(1)
JPY BN
1800
1600
1400
1200
1000
800
600
400
200
0
NINTENDO
SANKYO
SQUARE -ENIX
KONAMI
HEIWA
ARUZE
NAMCO
Notes
1・ Excluding Sammy's investment in Sega from the total market cap

Consolidated Financial Highlights

SAMMY CORPORATION AND CONSOLIDATED SUBSIDIARIES
Fiscal years ended March 31

	Yen in millions			U.S. dollars in thousands	% change
	2002/3	2003/3	2004/3	2004/3	2004/2003
For the Year:					
Net sales	¥164,294	¥165,774	¥251,227	$2,378,143	+51.5
Gross profit	96,485	92,965	127,488	1,206,816	+37.1
Operating income	54,022	51,710	71,677	678,502	+38.6
Income before income taxes and minority interests	46,952	46,585	67,939	643,118	+45.8
Net income	23,906	23,066	32,196	304,771	+39.6
At Year-End:					
Total assets	¥126,803	¥112,873	¥299,273	$2,832,952	+165.1
Total shareholders' equity	57,371	65,429	112,987	1,069,548	+72.7
Per Share Data (yen and U.S. dollars):					
Net income	¥ 452.44	¥ 436.79	¥ 424.68	$ 4.02	−2.8
Diluted net income	452.28	435.42	417.97	3.96	−4.0
Cash dividends	50.00	70.00	90.00	0.85	+28.6
Shareholders' equity	1,074.13	1,298.90	1,390.74	13.17	+7.1
Other Data:					
EBITDA	¥56,538	¥54,661	¥75,802	$717,551	+38.7
EBITDA margin (%)	34.4	33.0	30.2		
Return on equity (%)	55.3	37.6	36.1		
Number of shares outstanding at year-end	53,411,800	53,521,400	87,500,718		
Number of employees	1,168	1,416	1,927		

Notes: * U.S. dollar amounts have been translated at the rate of ¥105.64=US$1, the approximate current exchange rate at March 31, 2004.
* *Net income per share is calculated based on the average number of common stock outstanding during the respective fiscal year under review.*
* EBITDA = Operating income + Other income + Depreciation
* On June 29, 2001, the Company issued 1,000,000 new shares through a public offering.
* On November 20, 2001, the Company conducted a 1:2 stock spilt, issuing 26,653,400 shares.
* On February 27, 2004, the Company conducted a 1:1.5 stock spilt, issuing 26,973,114 shares.

Contents

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS The statements contained in this annual report with respect to Sammy's estimated future revenues and profits, strategies, tenets, financial forecasts, and other statements that are not historical facts are forward-looking statements. Such forward-looking statements are based on management's judgments, predictions, and forecasts in light of information currently available and involve many potential risks and uncertainties that could cause actual results to differ materially from the content of these statements. Accordingly, undue reliance should not be placed on such forward-looking statements.

Market Environment—Pachislot Business

What is Pachislot?

The name pachislot is a composite of the words pachinko and slot machine. As the name suggests, the first pachislot machines were based on slot machines imported from the United States after World War II. And, from 1980, pachislot machines began appearing in pachinko halls. The main difference between slot and pachislot machines is that slot machine players use a lever at the side of the machine to start the drum spinning—which then stops automatically—while pachislot players use a small lever at the front of the machine to spin reels, which they then halt separately by pushing a stop button. Although pachislot has a shorter history than pachinko, its popularity has been growing faster than that of pachinko in recent years.

Pachislot machine market scale

	1999	2000	2001	2002	2003
Number of pachislot machines installed (units)	1,139,356	1,323,729	1,459,233	1,606,123	1,660,839
Number of pachislot machines sold annually (units)	932,705	1,134,341	1,290,719	1,496,877	1,842,392
Pachislot machine market scale (¥ millions)	269,290	314,599	351,344	393,966	525,494

Figures for "Number of pachislot machines installed" provided by the National Police Agency; figures for "Number of pachislot machines sold annually" and "Pachislot machine market scale" provided by Yano Research Institute Ltd.

Share of pachislot machines sold annually

	1999		2000		2001		2002		2003	
Rank	Manufacturer	Share	Manufacturer	Share	Manufacturer	Share	Manufacturer	Share	Manufacturer	Share
1	ARUZE	39.6%	ARUZE	36.2%	Sammy	32.8%	Sammy	31.2%	Sammy	32.1%
2	YAMASA	15.0%	YAMASA	17.6%	YAMASA	17.8%	YAMASA	20.0%	OLYMPIA	18.5%
3	Sammy	7.8%	Sammy	13.5%	ARUZE	16.2%	ARUZE	19.8%	ARUZE	13.6%
4	OLYMPIA	7.3%	OLYMPIA	8.8%	OLYMPIA	8.5%	OLYMPIA	11.7%	YAMASA	11.9%
5	ABILIT	5.5%	NET	4.4%	PIONEER	5.0%	PIONEER	3.3%	Daito Giken	4.9%

Based on Yano Research Institute Ltd. data.

Number of pachinko halls

	1999	2000	2001	2002	2003
Number of pachinko halls	17,173	16,988	16,801	16,504	16,076
Halls with pachinko machines installed*	16,413	16,021	15,691	15,255	14,695
Halls with pachislot machines installed	760	967	1,110	1,249	1,381

Figures provided by the National Police Agency.
* Halls with a combination of pachinko, pachislot, and arrange-ball machines installed are included under "Halls with pachinko machines installed."

In 2003, on the back of pachislot's growing popularity, the number of halls devoted entirely to pachislot machines increased and existing halls incorporated more pachislot machines. As a result, the number of operational pachislot machines was up from the previous year. Recently, there has been a trend toward restricting the gambling elements of pachislot machines, such as the August 2003 introduction of stricter tests by the Security Electronics and Communications Technology Association and regulatory revisions enacted in July 2004. In response to the new market environment that such regulatory amendments have created, manufacturers of pachislot machines are steadily marketing machines with a stronger emphasis on playability and entertainment value.

Market Environment—Pachinko Business

What is Pachinko?

Pachinko developed from bagatelle, which was imported from the United States in the 1920s. In the United States, bagatelle went on to become pinball. The most conspicuous difference between pinball and pachinko is that pinball machines are horizontal to the ground while pachinko machines are positioned almost upright. In addition, compared with the 27mm-diameter ball used for pinball, pachinko balls are smaller—about 11mm in diameter. Pachinko has followed its own evolutionary course to become one of Japan's national pastimes, said to be played by as many as 20 million people.

Pachinko machine market scale

	1999	2000	2001	2002	2003
Number of pachinko machines installed (units)	3,569,879	3,431,130	3,326,583	3,252,241	3,227,239
Number of pachinko machines sold annually (units)	3,128,054	3,368,839	3,230,489	3,174,079	3,686,677
Pachinko machine market scale (¥ millions)	518,358	568,362	569,129	558,506	670,755

Figures for "Number of pachinko machines installed" provided by the National Police Agency; figures for "Number of pachinko machines sold annually" and "Pachinko machine market scale" provided by Yano Research Institute Ltd.

Share of pachinko machines sold annually

	1999		2000		2001		2002		2003	
Rank	Manufacturer	Share	Manufacturer	Share	Manufacturer	Share	Manufacturer	Share	Manufacturer	Share
1	SANKYO	20.6%	SANKYO	18.3%	SANYO BUSSAN	18.9%	SANYO BUSSAN	16.4%	SANYO BUSSAN	25.2%
2	HEIWA	12.0%	SANYO BUSSAN	15.1%	SANKYO	17.2%	SANKYO	14.8%	SANKYO	16.4%
3	SANYO BUSSAN	9.6%	HEIWA	11.5%	HEIWA	10.8%	HEIWA	10.0%	DAIICHI SHOKAI	9.5%
4	TOYOMARU INDUSTRY	9.3%	DAIICHI SHOKAI	7.4%	DAIICHI SHOKAI	10.3%	KYORAKU SANGYO	8.1%	HEIWA	7.1%
5	DAIICHI SHOKAI	7.7%	SOPHIA	5.9%	KYORAKU SANGYO	7.6%	DAIICHI SHOKAI	7.9%	Sammy	6.7%
	Sammy	3.6%	Sammy	3.0%	Sammy	2.8%	Sammy	2.6%		

Based on Yano Research Institute Ltd. data.

In 2003, manufacturers brought to market numerous pachinko machines that offered enhanced playing enjoyment and upgraded imaging technologies. Nevertheless, tough conditions that were characterized by a decreasing number of operational machines persisted in the pachinko machine market due to the absence of a major hit product. Further, the number of pachinko halls continued to decline as recent openings of large-scale halls pushed small and medium-sized halls out of the market.

Market Environment—NEWS Business

What is NEWS Business?

Sammy's NEWS business comprises four areas: amusement, new technology, content, and merchandising. Aiming to take a major leap forward, we are reinforcing our pachislot and pachinko businesses as an earnings base while investing profits from those businesses in NEWS business. NEWS stands for New Entertainment World of Sammy. It is also an abbreviation of North, East, West, South, representing our ambition to deliver new entertainment worldwide. In other words, the mission of the NEWS business is to establish Sammy as a comprehensive entertainment company in markets around the globe.

Amusement arcade market scale

(¥ Billions)

	1998	1999	2000	2001	2002
Net sales of amusement arcade equipment	198.2	187.2	142.6	140.8	154.5
Net sales from amusement arcade operations	628.9	619.5	596.4	590.3	605.5

Based on JAMMA, AOU, and NSA data. Sales figures for 2003 not disclosed by survey organizations.

Home videogame market scale

(¥ Billions)

	1998	1999	2000	2001	2002
Monetary value of software shipments	567.0	562.8	577.9	517.4	474.7
Monetary value of hardware shipments	482.3	454.6	539.9	940.1	787.7

Based on CESA data. Sales figures for 2003 not disclosed by survey organizations.

Market for mobile telephone content

(¥ Billions)

	2000 (estimated)	2001 (estimated)	2002 (estimated)	2003 (estimated)	2004 (forecast)
Market for mobile telephone content	44.8	119.6	175.7	235.0	287.9
Images	6.5	17.1	26.6	38.3	41.8
Music	13.4	50.3	66.4	90.7	111.1
Game software	2.6	10.7	30.7	34.4	47.0
Textual information	22.3	41.5	52.1	71.6	88.0

Based on "Digital Content White Paper 2004."

In fiscal 2004, favorable signs began to appear in the amusement arcade equipment sector. As a wide variety of game genres come on stream and upgraded services become available, network games have become a new mainstay product that is revitalizing the market. Also, demand for medal game and other machines is solid.

In addition to the aggressive development of mainly large-scale facilities by amusement arcade operators, the number of openings of other types of facilities, such as amusement arcades for children in shopping centers, remains steady.

Sales of home videogame software contracted due to a gap since the launch of major hardware and the absence of major hit software titles, other than sequel titles.

Meanwhile, demand for downloadable mobile telephone content, including ring melodies, stand-by screens, and games, expanded dramatically as the popularity of mobile telephones with browser functions increased. And, content is becoming more advanced and varied with the spread of third-generation mobile telephones. In light of the expected emergence of increasingly sophisticated content and services, there is a huge potential market for downloadable mobile telephone content.



Sammy's Regno Dotonbori, a large-scale amusement arcade



Jissen Pachislot Hisshoho! Hokuto No Ken ©Buronson · Tetsuo Hara



©KADOKAWA PICTURES, INC.
©KADOKAWA PICTURES, INC.
TNHN / 1999
©Sammy NetWorks



©Buronson · Tetsuo Hara
©Sammy NetWorks



©HIROSHI · MOTOMIYA/ SHUEISHA/CIA
©Sammy NetWorks

The *Sammy 777 Town* pachislot web site for mobile telephones

> What's Next?

Management Strategy

AN INTERVIEW WITH THE CHAIRMAN

What drives Sammy's growth? Where are we headed?



In fiscal 2004, ended March 31, 2004, the Sammy-brand pachislot machine *Hokuto No Ken* (Fist of the North Star) guaranteed its place in the history of pachislot machines by completely rewriting the industry's sales records. Further, Sammy posted its best-ever performance thanks to outstanding gains in its pachislot and pachinko businesses. However, fiscal 2004 was only a steppingstone on the way to greater things. Sammy plans to merge with SEGA CORPORATION by establishing a joint holding company on October 1, 2004. The new company will provide the foundations of a truly comprehensive entertainment company. Rest assured Sammy is on the brink of even greater achievements.

Hajime Satomi
Chairman and Chief Executive Officer

FISCAL 2004 PERFORMANCE

Q. How did Sammy perform in fiscal 2004?

A. Fiscal 2004 was a year of major advances for Sammy. We notched up our best-ever performance, posting net sales of ¥251.2 billion, operating income of ¥71.7 billion, and net income of ¥32.2 billion. The pachislot business reasserted its unassailable lead over the pack by recording annual sales of 591 thousand units.

The Sammy-brand pachislot machine *Hokuto No Ken* provided much of the impetus that drove us to those record-breaking results. In only six months following the machine's launch in October 2003, we sold an unprecedented 259 thousand units—the highest-ever unit sales for a single product in the history of the pachislot machine industry. Judging from the continued steady flow of orders for *Hokuto No Ken*, I am confident we will also ship a large volume of units in the current fiscal year. In addition, our pachinko business carved out a considerably larger slice of the pachinko machine market in terms of annual unit sales by increasing its share from approximately 3% in the previous fiscal year to roughly 7%. That expansion was due to a dramatic increase in sales of such pachinko machines as *CR MOJYUOH*, which became the Company's strongest-selling pachinko machine series ever—posting unit sales of 82 thousand in fiscal 2004. These successes are highly significant because they clearly show that Sammy's brand power in the pachinko machine market is mounting with the same kind of unstoppable momentum that has established our formidable presence in the pachislot machine market.

Q. Why do you think the *Hokuto No Ken* pachislot machine has achieved such overwhelming popularity?

A. The *Hokuto No Ken* pachislot machine's LCD (liquid crystal display) faithfully recreates the characters and scenario of the 1980s best-selling comic book of the same name by taking advantage of Sammy's highly original imaging technologies. The machine's popularity is attributable to its engrossing combination of advanced LCD imaging and an industry-first "Battle Bonus" function, which offers heightened playing enjoyment and entertainment value. Also, I think this new pachislot machine has become such a huge hit because of particularly strong endorsement from the generation of players that read the original comic book. Sammy is able to steadily roll out such hit products thanks to its robust development organization, which consistently creates new technologies and captivating games. In other words, this latest hit was no fluke—it was almost inevitable.

Q. What do you think underpinned the advances made in Sammy's pachinko business in fiscal 2004?

A. I believe efforts during the previous fiscal year to strengthen our pachinko machine development capabilities paid off. As well as increasing the number of development personnel for pachinko machines, we transferred highly talented designers with proven track records in the development of pachislot machines to pachinko machine development. This infusion of new blood helped us to bolster hardware performance, which had been a weak link. At the same time, we reinforced our software development capabilities in such areas as LCD imaging. As a result, we were sure that *CR MOJYUOH* would be a hit because of its synthesis of superior-quality hardware and software. In the long-term, Sammy aims to repeat its remarkable success in the pachislot machine market by relentlessly developing its brand power in order to seize the lion's share of the pachinko machine market.

SAMMY'S STRENGTHS

Q. How does Sammy manage to achieve such robust growth?

A. One of Sammy's great strengths is outstanding development capabilities. We have constantly brought hit machines to market. Needless to say, the designing, technical, and developmental competence needed to sustain



©Buronson · Tetsuo Hara

Only six months after its debut, *Hokuto No Ken* had already become the all-time, best-selling product in the pachislot machine industry's history. This new pachislot machine is a triumph of Sammy's accumulated development know-how and sheer originality.

such a track record cannot be realized overnight. Sammy has always given priority to allocating management resources to R&D. Guided by our basic development concept, "Sammy... the wellspring of new ideas," we have cultivated an R&D culture that encourages staff to think out of the box and have the courage to create something completely original. Of course, sometimes those initiatives fail. However, by carefully analyzing and responding to market feedback from such setbacks, we have always been able to use the lessons learned to create our next success. I am confident that Sammy's technical and development skills, accumulated and honed over many years of trial and error, are unmatched.

Having said that, our development divisions are by no means the sole driver of Sammy's growth. Our growth is reliant on the coordination of a three-pronged system that comprises *development divisions, marketing divisions, and* production divisions. This operational triangle enables Sammy to manufacture at low cost premium-quality products that are exactly tailored to market needs. Our powerful marketing divisions have built a network encompassing the whole of Japan, while our production divisions boast industry-leading manufacturing and logistics systems.

Further, we value our employees because we firmly believe that a company's strength ultimately rests upon human resources. Sammy's extremely low personnel turnover rate is a testament to the Company's level of commitment to employees and is a key advantage. In development, marketing, production, and management operations and in Group companies, talented individuals working toward shared management goals are the "intangible asset" that heightens Sammy's overall capabilities because they have an accumulated wealth of technology and know-how that remains firmly locked inside the Company.

REGULATORY REVISIONS

Q. How will the July 2004 revisions to regulations for pachislot and pachinko machines affect Sammy?

A. The regulatory amendments have curbed some of the gambling elements of pachislot machines by *prohibiting the inclusion of* accumulating jackpot functions in pachislot games and by setting upper limits on the number of tokens that can be won. Those changes make it more important than ever for companies to focus on playability and entertainment value to differentiate their pachislot machines. I expect that these revisions will further widen the gap between those companies in the pachislot machine industry with technical capabilities and know-how and those without. I am

KAWAGOE FACTORY
Located in Kawagoe, Saitama Prefecture, the Kawagoe Factory boasts an industry-leading, fully automated production line that is capable of rolling out 3,000 pachislot machines and 3,000 pachinko machines a day. Moreover, our introduction of supply chain management has reduced initial failure rates and production costs while minimizing lost-opportunity costs by shortening production lead times.





convinced that we will be able to fully adapt to these regulatory revisions and continue marketing hit pachislot machines because the playability and entertainment value offered by our products are unquestionably superior. Indeed, we have already shown our mastery in those areas by incorporating large LCD screens into pachislot machines and developing highly compelling games based on comic book scenarios.

For pachinko machines, the new regulations allow for a greater variety of machine formats and games by removing the current classification of machines into three groups. As a result, those companies that are able to create original concepts and exciting products will win out. Given Sammy's ongoing transformation into a comprehensive entertainment company, these changes present us with an excellent chance to become the pachinko machine industry's leading manufacturer.

GROWTH STRATEGIES

Q. Could you please outline Sammy's main strategies for the Company's pachislot and pachinko businesses?

A. In the medium term, we aim to maintain our top share of the pachislot machine market and to capture more than 10% of the pachinko machine market.

As I just said, playability and entertainment value are becoming increasingly important factors differentiating our pachislot and pachinko businesses from those of rivals. We will fully leverage our brand power and superior technology in those areas—which were reaffirmed by the huge success of the *Hokuto No Ken* pachislot machine—to maintain dominant market share and fortify our pachislot business as a platform for stable earnings. Naturally, we will further hone our imaging technologies and continue to develop pachislot machines with innovative new functions.

In the pachinko machine business, we aim to become the pachinko machine industry's leading manufacturer and to establish Sammy as a brand that is also synonymous with pachinko machines through the continued reinforcement of

SAMMY'S M&A STRATEGY

Sammy actively pursues mergers and acquisitions with the aim of further expanding its presence and capabilities as a comprehensive entertainment company. The Company decides on targets following careful consideration of the extent to which a merger or acquisition would enhance the corporate value of the Group as a whole.

PRINCIPAL MERGERS AND ACQUISITIONS UNDERTAKEN IN FISCAL 2004

July 2003
APANDA Inc.
OVERVIEW OF BUSINESS:
Development of commercial facilities, real estate leasing, and related operations
SHARE ACQUISITION:
Made consolidated subsidiary through acceptance of third-party allocation of new shares and acquisition of shares
OBJECTIVE:
To reinforce NEWS business

November 2003
Nissho Inter Life Co., Ltd.
OVERVIEW OF BUSINESS:
Planning, design, management, and construction of commercial facilities and their interior fittings
SHARE ACQUISITION:
Made consolidated subsidiary by purchase of 50.5% of total outstanding shares through a tender offer
OBJECTIVE:
To enhance ability to refurnish commercial facility interiors

December 2003
Japan Multimedia Services Corporation
OVERVIEW OF BUSINESS:
Multimedia information and communications network service operations
SHARE ACQUISITION:
Made consolidated subsidiary through acceptance of third-party allocation of new shares and acquisition of shares
OBJECTIVE:
To enter the online games market

December 2003
SEGA CORPORATION
OVERVIEW OF BUSINESS:
Development, manufacture, and sale of amusement arcade equipment; management of amusement arcades; and development, manufacture, and sale of home videogame equipment
SHARE ACQUISITION:
Made equity-method affiliate through purchase of 22.4% of total outstanding shares from CSK CORPORATION
OBJECTIVE:
To accelerate the expansion of NEWS business and to achieve profitability at an early stage

development capabilities that are focused on adding new playability value and upgrading imaging technologies.

MERGER WITH SEGA

Q. What was the backdrop to the merger with SEGA?

A. Previously, we had a range of operational alliances with SEGA. However, we realized that it was necessary for us to form closer ties to achieve respective growth strategies. With that in mind, Sammy made SEGA CORPORATION an equity-method affiliate by acquiring a 22.4% stake in the company on December 8, 2003.

To create a higher-profile, comprehensive entertainment company and to enhance combined corporate value, the companies subsequently concluded an agreement to merge their businesses by establishing a joint holding company, SEGA SAMMY HOLDINGS INC., through a share-for-share exchange. Having received approval from both companies' annual meetings of shareholders held in June 2004 and from related governmental agencies, we are progressing steadily with preparations for the merger on October 1, 2004.

Q. What overall benefits do you anticipate from the merger?

A. Sammy and SEGA's mainstay businesses differ considerably. Sammy primarily focuses on pachislot and pachinko businesses; SEGA's main businesses are home videogame software development, amusement arcade operations, and amusement arcade equipment sales. As components of an entertainment company, those respective core competences dovetail very well. The merger will lay the foundations for a truly comprehensive entertainment company that is capable of flourishing on the global stage. Also, we will be able to realize substantial synergies by effectively leveraging each company's respective strengths in different business areas. And, of course, we will heighten management efficiency by redeploying human and physical resources.

Through this merger, we will merge both companies' technological development prowess and graft SEGA's internationally recognized brand name onto Sammy's high-growth and high-earning structure. At the same time, we will work to accelerate the operational development of SEGA and Sammy in Japan and overseas by pursuing synergies and enhanced efficiency. Such initiatives will enable us to further strengthen our presence as a comprehensive entertainment company.

Q. What medium-term targets have been established?

A. On October 1, 2004, Sammy and SEGA will become wholly owned subsidiaries of SEGA SAMMY HOLDINGS. Following the establishment of the holding company, medium-term plans call for reorganization by operational area of the holding company's subsidiaries.

The new group will strive to achieve medium-term targets of net sales of ¥600 billion and operating income of ¥120 billion. Further, we hope to reach those benchmarks as early as possible through business tie-ups and mergers and acquisitions at home and abroad.

In closing, I would like to ask our shareholders and other investors for their continued support as we move into a new chapter of our history.

July 2004

Hajime Satomi
Chairman and Chief Executive Officer



> What's Next
SEGA SAMMY HOLDINGS
©SEGA

Next Move

Establishment of SEGA SAMMY HOLDINGS INC.

Objectives

SEGA and Sammy have decided to merge their businesses to create a formidable, truly comprehensive entertainment company. Operational integration will realize a mutually complementary structure for the companies because there are very few areas in which they currently compete with each other or in which their business partners overlap. Furthermore, the SEGA SAMMY Group will be able to generate new synergies and enhanced efficiency through the optimal allocation of such Group management resources as personnel, materials, capital, and information.

Also, the new holding company SEGA SAMMY HOLDINGS INC. will be responsible for and seek to optimize overall Group management. To that end, the holding company's functions will include the formulation of plans, the management of operations, and the coordination of operational implementation by subsidiaries based on clarification of their authority and responsibilities.

At present, both Sammy and SEGA are reliant on comparatively narrow operational areas. Bringing together the complementary operations of Sammy and SEGA will create a more balanced business portfolio that will rapidly mitigate both companies' dependence on narrow operational areas. In other words, we are confident that we will be able to quickly construct a sustainable, well-balanced operating platform after the merger.


Sammy


SEGA

Creating a Truly Comprehensive Entertainment Company



SEGA SAMMY
HOLDINGS


SEGA SAMMY HOLDINGS
—Estimated Size of Consolidated Sales—
FY '04 Net Sales (¥ Billions)
600
500
400
300
200
100
0
Nintendo
KONAMI
Sammy
SEGA
NAMCO
SANKYO
ARUZE

Highly Complementary Operations



FY '04 Net Sales (¥ Billions)
Vertical integration
Software
Hardware
Operations
170.4
49.1
7.8
60.4
1.5
69.9
61.0
4.9
Pachislot
Pachinko
Amusement arcade equipment
Home videogame software
Horizontal integration
Sammy
SEGA

As the adjacent diagram shows, there are few areas in which the two companies' businesses overlap or compete with each other. Sammy's core operations comprise pachislot and pachinko businesses, while SEGA's consist of home videogame software, amusement arcade equipment sales, and amusement arcade operations. Consequently, the companies fit together very well as pieces of a comprehensive entertainment company.

Solid Operating Platform Created by the Merger



4.6%
3.8%
3.9%
10.0%
1.7%
76.0%
FY' 03 Sammy's consolidated net sales
¥165,774 million
1.9%
3.1%
2.8%
19.5%
4.8%
67.9%
FY' 04 Sammy's consolidated net sales
¥251,227 million
Other operations
18.5%
Pachislot machines
38.5%
FY' 04 Combined sales of Sammy and SEGA
¥442,484 million
Home videogame software
14.9%
Amusement arcade equipment
15.4%
Pachinko machines
11.1%
Peripheral and other equipment
1.6%

We have followed a consistent management strategy of mitigating our reliance on the pachislot business through portfolio diversification. At a stroke, merging with SEGA will right the imbalance of Sammy's business to create an unshakeable operating platform.

Operational Reoganization Plan

Having received approval from their respective annual meetings of shareholders held in June 2004 and from the relevant governmental agencies, Sammy and SEGA will merge their operations according to the adjacent plan.

Step 1



Holding Company











The holding company, SEGA SAMMY HOLDINGS INC., will be established through a share-for-share exchange on October 1, 2004. Sammy and SEGA will become the wholly owned subsidiaries of that company.

Respectively, 1 share of Sammy's common stock and 1 share of SEGA's common stock will be exchanged for 1 share and 0.28 of a share of the holding company's common stock.

Realignment by Operational Area to Effectively Exploit Each Company's Business Base

Birth of a Comprehensive Entertainment Company with a Solid Operating Platform

Step 2

Holding Company



SEGA SAMMY HOLDINGS

Pachislot and pachinko related business	Amusement and consumer related business	Media content related business	Other businesses

Effective use of management resources

Aiming to fully exploit management resources, plans call for the realignment of the holding company's subsidiaries according to business area by March 2007.

> What's Next?

Pachislot and Pachinko Businesses



KING CAMEL
32.1%
15

Where does Sammy plan to steer its pachislot and pachinko businesses?

Fiscal 2004 was another year of major successes for Sammy. Both our pachislot and pachinko businesses substantially heightened their market presence. In pachislot business, our latest hit product—the *Hokuto No Ken* pachislot machine—rewrote the pachislot machine industry's record books for unit sales. Meanwhile, we shipped our highest-ever volume of pachinko machines by drawing on our creativity and unmatched development capabilities to offer compelling products. However, Sammy has never been a company that rests on its laurels. Aiming to move up to a higher level, we are boldly taking on new challenges.

Marketing Performance

Pachislot Business
—*Hokuto No Ken* pachislot machine scores the biggest hit in industry history—

With the July 2004 revisions to regulations for pachislot and pachinko machines in mind, we energetically marketed products that offer even higher levels of entertainment value and playing enjoyment. Among those new product lineups, the *Hokuto No Ken* pachislot machine posted outstanding sales. Following the machine's October 2003 launch, Sammy sold 259 thousand units, making *Hokuto No Ken* the best-selling machine in the pachislot machine industry's history. This new machine realizes high-quality playability through an optimal combination of LCD imaging, which faithfully recreates the atmosphere of the very popular original *Hokuto No Ken* comic book, and a "Battle Bonus" function—the first time such a function has been included in a pachislot machine. And, we expect to continue shipping large volumes of *Hokuto No Ken* in fiscal 2005. Further, the market highly evaluated pachislot machines that incorporated functions new to the industry or were differentiated by our advanced technical capabilities—for example, *Gamera High Grade Vision*, which features *Doughnut Vision*, a 20-inch, doughnut-shaped LCD that is the largest in the pachislot machine industry.

Pachinko Business
—unique machines further strengthen Sammy's brand power—

In fiscal 2004, Sammy sold a record 82 thousand *CR MOJYUOH* series pachinko machines, which have been successfully differentiated by the Company's imaging technologies and incorporate the playing enjoyment of Sammy's hit pachislot machines *JYUOH* and *MOJYUOH*. Other unique, Sammy-branded machines also posted steady sales growth. Strong sellers included *CR Rikidozan*, which has overturned pachinko common sense by replacing the standard use of numbers and graphic designs to show jackpots with an LCD showing the pro-wrestler *Rikidozan*; if *Rikidozan* wins, the player receives the jackpot.

As a result of these successes, sales in the pachislot and pachinko businesses were up a sharp 52.0% year on year, to ¥226.6 billion, while operating income rose 39.4%, to ¥84.6 billion.

Sales of Major Pachislot Machines

Model name	Brand name	Unit sales (thousands)
Hokuto No Ken	Sammy	259
King Camel	Sammy	42
Slotter Kintaro RX	RODEO	52
Gamera High Grade Vision	RODEO	30
Mach GoGoGo	OEM	44
Other		164
Total		591

Sales of Major Pachinko Machines

Model name	Unit sales (thousands)
CR MOJYUOH series	82
CR Rikidozan series	39
CR City Hunter series	36
CR Sonic series	27
Other	64
Total	248

Pachislot Business
—the whole Company will grow market share by making a concerted effort to respond to regulatory revisions—

OUTLOOK

In July 2004, regulations were amended to restrict some of the gambling elements of pachislot machines and to prevent the improper use of machines. As a result, playability and entertainment value are becoming viewed as increasingly important elements of product differentiation. We therefore expect manufacturers to market a stream of machines highlighting those areas. Among manufacturers, this change in the market environment will divide winners and losers more clearly than ever before. Those companies that have focused efforts on developing products with advanced playability and entertainment value will have a considerable technological advantage over those that have not. Manufacturers with sophisticated R&D capabilities will be able to market more new models and sell more machines. Some people are of the opinion that the regulatory revisions could adversely affect the popularity of pachislot machines, leading to a falloff in demand from pachinko halls and players. However, the success of *Hokuto No Ken* clearly shows that it is possible to both change playing styles and win new fans by enhancing playing enjoyment and entertainment value. In fact, the recent changes in the law could very well trigger market expansion.

STRATEGIES

The historic, runaway success of *Hokuto No Ken* testifies to the advantage that Sammy's technological prowess gives the Company by enabling the creation of products with advanced entertainment value and playability. The Sammy Group will likely extend that competitive lead given its unique strengths.

We have a development culture that acts as a seedbed for new technologies by encouraging personnel to fearlessly take on new challenges. Moreover, our NEWS business enables the highly synergetic use of our abundant management resources. We therefore believe that, in the wake of regulatory changes, we can leverage our advantages to bring even more popular products to market.

Before the regulatory revisions, Sammy had already begun taking steps targeting the post-amendment market environment. One example of those initiatives is our 3"D" project. Founded on 3 "D" keywords, that project aims to develop products that inspire surprise and excitement. The first "D" stands for *Dream Reel*, which was incorporated in the *King Camel* pachislot machine released in August 2003.

Before we launched that product, the evolution of pachislot machines had focused on such developments as the inclusion of jackpot advance notice functions and LCDs. Everybody took for granted the way pachislot machines were played, with the player halting reels rotating in one direction by hitting stop buttons. However, Sammy took on the challenge of overturning that preconception by creating *Dream Reel*. We dropped a bombshell on the market by

Hokuto No Ken's New "Battle Bonus" Function

The new game-play excitement offered by the *Hokuto No Ken* pachislot machine has quickly made it a runaway success among pachislot fans around Japan. As well as an LCD that enables high-fidelity reproduction of the *Hokuto No Ken* comic's characters, this latest game has spliced a "Battle Bonus" function onto the comic's original scenario.


BONUS 1 GET 91 HIT 4

releasing a pachislot machine with a host of mold-breaking functions. After the initial reel spin finishes, machines incorporating *Dream Reel* feature additional all-reel spins or reverse-reel spins. It is no exaggeration to say that those innovations have opened up a whole array of new possibilities for pachislot machines.

The second "D" stands for *Doughnut Vision,* which we included in the RODEO-branded *Gamera High Grade Vision.* *Doughnut Vision's* revolutionary layout gives players an unprecedented sense of immediacy and excitement. A 20-inch, doughnut-shaped LCD, the largest in the pachislot machine industry, surrounds the pachislot machine's reel window and completely covers the front of the machine.

As those two recent examples illustrate, when Sammy brings together its insatiable appetite for making new discoveries and its unsurpassed technological capabilities, the product development possibilities are truly limitless.

Sammy's basic strategy in its pachislot business is to take the lead in the creation of new markets by tirelessly offering head-turning products. Our goal is to maintain and build on our dominant market share by initiating market paradigm shifts through the introduction of products based on fresh ideas and formidable technological skills.

So, what will the next "D" be?...

Doughnut Vision
—the second "D" in Sammy's 3"D" project—

Until recently, pachislot machines generally had LCDs that were between 7 and 10 inches wide and positioned above the reels. The *Doughnut Vision* of the RODEO brand's *Gamera High Grade Vision* has raised the bar with a 20-inch LCD that encloses the reel window and entirely covers the front of the machine.








GAMERA

Pachinko Business
—sights set on becoming the leading manufacturer of pachinko machines—

OUTLOOK

The recent revision of the law governing pachinko machines has eliminated the "Variant 1" "Variant 2" "Variant 3" classification system. By significantly easing restrictions on the development of pachinko machines, those new regulations will enable the creation of machines that combine the various characteristics of each class of machine. This change will enable the popularization of pachinko machines with completely new shapes and levels of playability. In other words, winning manufacturers will focus on making their products as captivating as possible, unshackled by established ideas about pachinko machines.

STRATEGIES

Traditionally, information in most pachinko machines has only flowed in one direction, with the player visually tracking information offered by the machine. Sammy upset this paradigm, long held to be carved in stone, by marketing *CR MOJYUOH*, which incorporates an interactive "selection" system that allows players to choose their favorite game types and animated characters. Further, *CR MOJYUOH* forged a direct link with our successes in the pachislot machine market. Because its LCD accurately recreates the playing enjoyment of our major hit pachislot machines *JYUOH and MOJYUOH*, *CR MOJYUOH* earned the unreserved endorsement of players.

The numerical graphics and other symbols used by LCDs of "Variant 1," "digital" pachinko machines to indicate jackpots used to be included as standard. Always looking to stir things up, Sammy took a bold new approach to that common function by introducing *CR Rikidozan*, which does away with

CR MOJYUOH

CR MOJYUOH has introduced interactive game playing to pachinko machines by incorporating the functions from Sammy's *MOJYUOH* pachislot machines that allow players to select their favorite game types and characters. This latest innovation is a typical example of how we exploit premium content and functions in different operational areas to generate powerful synergies among our businesses.



the standard jackpot interface. Instead, we introduced a new rule whereby the LCD shows a professional wrestling match between *Rikidozan* and a rival when a player has the chance of a jackpot. If *Rikidozan* wins the fight, the player collects the jackpot. Favorably evaluated by the market, this new function overturned conventional wisdom in the pachinko machine industry about the limits of pachinko machines.

As those examples show, when it comes to devising unconventional game machines, Sammy is a head and shoulders above the competition. And, the recent regulatory revisions have done nothing to dampen our enthusiasm for novelty.

To enhance our brand power in the pachinko machine market, we will fully leverage our core competence to develop and market products that are overflowing with new ideas and surprises.

Sammy's goal is nothing less than to become the leading manufacturer of pachinko machines.

Sammy's Unsurpassed Pachinko Machine Development Capabilities

Pachinko machines



Sammy leverages its management resources to develop unrivaled products

Pachislot machines

Amusement arcade equipment

Home videogame software

Jankyu Brings a Wind of Change to Pachinko Halls

By capitalizing fully on its technological capabilities, Sammy is advancing the development of *Jankyu*. This highly interactive machine, which incorporates elements of mahjong, will offer pachislot and pachinko fans a new game option. At the same time, we are confident that this new machine will increase the diversity of customers that visit pachinko halls. At a pachinko machine industry exposition held in September 2003, our exhibit of the prototype *Jankyu* machine stole the show.

CR Rikidozan

Sammy's irrepressible creativity habitually brushes aside established ideas. Until recently, the use of numbers and graphic designs to indicate jackpots was taken for granted. We have introduced a pachinko machine that dispenses with that standard system by incorporating an LCD showing legendary Japanese pro-wrestler *Rikidozan*; if *Rikidozan* knocks down his opponent, the player wins the jackpot. This brand new idea has earned the unreserved praise of both players and the pachinko machine industry.



A standard pachinko machine's jackpot interface



The *CR Rikidozan* pachinko machine's jackpot interface

> What's Next?

NEWS Business


Sammy

How is Sammy evolving the NEWS business?

Sammy has steadily cultivated its NEWS business as a long-term growth driver. Our planned management merger with SEGA on October 1, 2004, is a new turning point in the evolution of that business strategy. By merging, Sammy and SEGA will gain impetus for further growth. Together, we are ready to make a major stride toward establishing our position as a world-class, comprehensive entertainment company.

Marketing Performance

Amusement Arcade Equipment
—full-fledged launch of *ATOMISWAVE* in markets worldwide—

In Japan, the amusement arcade equipment segment recorded brisk sales of mainstay products in fiscal 2004. Strong sellers included the *REVOLUTION II* series, which comprises pachislot and pachinko machines redesigned for amusement arcades, and *Kids'* series arcade game machines targeting children. Further, we released *ATOMISWAVE* as a new arcade game machine platform and launched sales in Japan and overseas. In dedicated software, Sammy debuted *AW-NET*-compatible titles, such as *Guilty Gear Isuka*. *AW-NET* is a service that enables players to connect online with amusement arcades nationwide and to link arcade games to mobile content.

As a result of those initiatives, sales of amusement arcade equipment climbed 23.6%, to ¥7.8 billion. However, the segment recorded an operating loss of ¥1.7 billion due to increased R&D expenses, which were mainly related to the development of dedicated software for *ATOMISWAVE*.





ATOMISWAVE

Graphics
GUILTY GEAR ISUKA
©ARC SYSTEM WORKS Co., Ltd.

Home Videogame Software
—Sammy takes on a new genre—

In the home videogame software business, we marketed three new titles in our highly popular *Jissen Pachislot Hisshoho!* series of pachislot simulation games—an area of software development in which we excel. Further, Sammy ventured into the action game software genre for the first time by launching *SPY FICTION*, *SEVEN SAMURAI 20XX*, and other titles in Japan, North America, and Europe.

Nevertheless, segment sales declined 36.7%, to ¥4.9 billion, due to a lackluster domestic market and to the effect of excluding a subsidiary from consolidation in fiscal 2004. In addition, the Company posted an operating loss of ¥5.0 billion, which was attributable to increased advertising costs and other expenses and to higher R&D expenses that were incurred mainly by overseas subsidiaries for the development of original software.

Jissen Pachislot Hisshoho! King Camel

Other Businesses
—steady progress with our media-mix strategy—

Based on Sammy's original marketing concept, the Company sought to target customers and to reflect the particular characteristics of its existing commercial facilities' and three newly opened amusement facilities' locations. In content for mobile telephones, subscriber numbers and sales soared thanks to our further development of mobile telephone pachislot web sites, such as *Sammy 777 Town*, which feature media mixes that fully exploit synergies with our pachislot and pachinko businesses.

Other businesses segment sales rose a substantial 339.8% from the previous fiscal year, to ¥12.0 billion, due to contributions to consolidated results made by Nissho Inter Life Co., Ltd., and Japan Multimedia Services Corporation, which became consolidated subsidiaries in the fiscal year under review. However, the segment recorded an operating loss of ¥0.5 billion as a result of an increase in the amortization of goodwill.

Sammy's Media-Mix Strategy

To take full advantage of synergies among its businesses, Sammy pursues a media-mix strategy that encompasses pachislot machines, home videogame software, content for mobile telephones, and merchandising.



Pachislot machines



Content for mobile telephones
©Sammy NetWorks



Home videogame software

Merchandising

Next Move >

—establishing medium-to-long-term growth drivers—

Sammy's basic reason for merging with SEGA is to enhance the efficiency of the amusement arcade equipment and home videogame software businesses currently under the auspices of the NEWS business. Our goal is to further expand operations by consolidating those segments around the world-famous SEGA brand.

Within the SEGA SAMMY Group, the importance of those businesses as medium-to-long-term growth drivers is likely to increase.



©SEGA

Sammy EBISU Plaza

The Culmination of Collective Strength and Know-How



On July 2, 2004, in the Dotonbori district of Osaka we cut the tape on Sammy EBISU Plaza, a completely new type of comprehensive entertainment facility. Aiming to attract customers through synergies with other businesses, Sammy EBISU Plaza features an array of attractions in addition to a large-scale amusement facility. In one area, restaurants recreate the friendly, lively atmosphere of a typical commercial area in downtown Osaka. Tenants on other floors include a gym and a karaoke restaurant with private rooms. Sammy EBISU Plaza is an excellent example of how the Sammy Group is able to bring its accumulated expertise and collective strength to bear on realizing new initiatives.

Sammy EBISU Plaza Floor Guide



Floor	Business	Overview
7F–5F	**Shopping mall theme park** *Dotonbori Gokuraku Shotengai*	This shopping mall theme park is packed with the attractions of Osaka's people and cuisine. These floors have roughly 50 shops and restaurants, including famous Osaka eating and drinking establishments run by warm, welcoming owners.
4F	**Karaoke diner with private rooms** *aria blu OSAKA*	Each of the karaoke diner's rooms features a different interior.
3F	**Training Gym** *TOTAL Workout Ebisubashi*	A gym that offers high-level facilities and instruction based on Kevin Yamazaki's original training philosophy.
2F–1F	**Large-scale amusement arcade** *Sammy's Regno Dotonbori*	A large, futuristic amusement arcade run by Sammy Amusement Service Co., Ltd.

Financial Section

Contents

Growth Indicators

NET SALES, OPERATING INCOME, AND NET INCOME

In fiscal 2004, Sammy posted its highest-ever net sales and income. Consolidated net sales climbed 51.5% year on year due to substantially increased sales in the pachislot and pachinko businesses and to the contributions of newly consolidated subsidiaries. Despite a rise in R&D expenses mainly in the NEWS business, operating income was up 38.6% from the previous fiscal year. Although the Company recorded equity in losses of affiliated companies, net income was up 39.6% compared with fiscal 2003.

(¥ Millions)	2000/3	2001/3	2002/3	2003/3	2004/3
Net sales	47,805	78,276	164,294	165,774	251,227
Operating income	6,128	19,798	54,022	51,710	71,677
Net income	2,498	10,748	23,906	23,066	32,196



(¥ Millions)
300,000
250,000
200,000
150,000
100,000
50,000
0
2000/3
2001/3
2002/3
2003/3
2004/3
Net sales
Operating income
Net income

SEGMENT SALES

Driven by highly original products, our pachislot business saw a 35.2% year-on-year rise in sales, while pachinko business sales were up an impressive 194.7% from the previous fiscal year. And, amusement arcade equipment achieved a 23.6% increase in sales from fiscal 2003 thanks to continued brisk sales of all types of game machines for amusement arcades. Meanwhile, home videogame software sales decreased 36.7% year on year as a result of liquidating a consolidated subsidiary and a slumping domestic market.

(¥ Millions)	2000/3	2001/3	2002/3	2003/3	2004/3
Pachislot and Pachinko					
Pachislot	23,010	51,780	131,110	126,031	170,442
Pachinko	19,227	17,324	15,859	16,646	49,060
Peripheral equipment	–	–	5,912	6,407	7,123
NEWS					
Amusement arcade equipment	3,222	4,209	5,948	6,292	7,780
Home videogame software	1,981	3,950	4,362	7,679	4,864
Others	364	1,011	1,103	2,719	11,958

(¥ Millions)
250,000 / 200,000 / 150,000 / 100,000 / 50,000 / 0
2000/3 2001/3 2002/3 2003/3 2004/3
Pachislot and Pachinko: Pachislot, Pachinko, Peripheral equipment
NEWS: Amusement arcade equipment, Home videogame software, Others

EBITDA AND NET INCOME

Sammy recorded increases of 38.7% for EBITDA and 39.6% for net income that were attributable to significant sales growth, which absorbed higher SG&A expenses, such as R&D expenses, and higher sales costs, such as sales commissions.

(¥ Millions)	2000/3	2001/3	2002/3	2003/3	2004/3
EBITDA*	7,582	21,349	56,538	54,661	75,802
Net income	2,498	10,748	23,906	23,066	32,196

* EBITDA = Operating income + Other income + Depreciation

(¥ Millions)
80,000 / 60,000 / 40,000 / 20,000 / 0
2000/3 2001/3 2002/3 2003/3 2004/3
EBITDA Net income

SHAREHOLDERS' EQUITY AND TOTAL ASSETS

Shareholders' equity rose 72.7% compared with the previous fiscal year-end as a result of a substantial increase in retained earnings and higher net unrealized holding gains on securities. Sammy saw a 165.1% increase in total assets from the previous fiscal year-end, which stemmed from higher cash and cash equivalents at end of year, a temporary rise in trade receivables that accompanied a surge in pachislot machine sales toward the end of fiscal 2004, and an increase in investments in affiliated companies resulting from the acquisition of SEGA CORPORATION's shares.

(¥ Millions)	2000/3	2001/3	2002/3	2003/3	2004/3
Total shareholders' equity	18,570	29,122	57,371	65,429	112,987
Total assets	40,563	78,694	126,803	112,873	299,273



(¥ Millions)
400,000
300,000
200,000
100,000
0
2000/3
2001/3
2002/3
2003/3
2004/3
Total shareholders' equity
Total assets

CAPITAL EXPENDITURE AND DEPRECIATION

A 279.7% year-on-year increase in capital expenditure was mainly accounted for by the purchase of equipment used in R&D activities for pachislot and pachinko machines and by the development of a new amusement facility in the Dotonbori district of Osaka.

Further, depreciation grew 37.7% from fiscal 2003 due to depreciation primarily incurred as a consequence of enlarging the Kawagoe Factory.

(¥ Millions)	2000/3	2001/3	2002/3	2003/3	2004/3
Capital expenditure	2,198	7,160	3,093	3,013	11,440
Depreciation	1,040	1,103	2,068	2,698	3,716



(¥ Millions)
15,000
12,000
9,000
6,000
3,000
0
2000/3
2001/3
2002/3
2003/3
2004/3
Capital expenditure
Depreciation

R&D EXPENSES

In fiscal 2004, Sammy focused development efforts on bolstering products in the NEWS business, such as amusement arcade equipment and home videogame software, and on pachislot and pachinko machines targeting the post-regulatory-revision market environment. As a result, R&D expenses rose 53.2% year on year.

(¥ Millions)	2000/3	2001/3	2002/3	2003/3	2004/3
R&D expenses	2,070	3,844	6,487	8,079	12,375



(¥ Millions)
15,000
12,000
9,000
6,000
3,000
0
2000/3
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2004/3

Profitability Indicators

GROSS PROFIT MARGIN

Pachislot machines are relatively high-margin products. A marked increase in pachinko machine sales compared with fiscal 2003 led to a decrease in the proportion of sales generated by pachislot machines, which therefore caused the gross profit margin to decline 5.4 percentage points.

(%)	2000/3	2001/3	2002/3	2003/3	2004/3
Gross profit margin	45.7	57.7	58.7	56.1	50.7



(%)
100
80
60
40
20
0
2000/3
2001/3
2002/3
2003/3
2004/3

OPERATING INCOME MARGIN

Sammy achieved a 2.7-percentage-point reduction in SG&A expenses as a percentage of net sales compared with the previous fiscal year by curbing increases in such fixed costs as personnel expenses despite sales growth. However, because that improvement did not fully offset a 5.4-percentage-point rise in the cost of sales ratio, the operating income margin decreased 2.7 percentage points year on year.

(%)	2000/3	2001/3	2002/3	2003/3	2004/3
Operating income margin	12.8	25.3	32.9	31.2	28.5



(%)
40
30
20
10
0
2000/3
2001/3
2002/3
2003/3
2004/3

NET INCOME MARGIN

The net income margin decreased 1.1 percentage points due to the decline in the operating income margin and to the recording as net other expenses of equity in losses of affiliated companies that was associated with the acquisition of SEGA CORPORATION's shares.

(%)	2000/3	2001/3	2002/3	2003/3	2004/3
Net income margin	5.2	13.7	14.6	13.9	12.8

EBITDA MARGIN

Although net sales were 51.5% higher than in fiscal 2003, the rise in operating income was held to 38.6% due to an increase in the cost of sales ratio. Consequently, the EBITDA margin was down 2.8 percentage points from the previous fiscal year.

(%)	2000/3	2001/3	2002/3	2003/3	2004/3
EBITDA margin*	15.9	27.3	34.4	33.0	30.2

* EBITDA margin = (Operating income + Other income + Depreciation) / Net sales

RETURN ON ASSETS (ROA)

While Sammy posted a 33.9% increase in ordinary income, average total assets during fiscal 2004 were 72.0% higher than in fiscal 2003 due to a 165.1% rise in total assets from the previous fiscal year-end. As a result, ROA declined 9.4 percentage points year on year. The increase in total assets at fiscal year-end was mainly attributable to a temporary increase in trade payables that accompanied a large rise in sales toward the end of fiscal 2004 and to the issuance of convertible bonds.

(%)	2000/3	2001/3	2002/3	2003/3	2004/3
ROA*	18.2	33.1	52.3	42.6	33.2

* ROA = Ordinary income / Total assets
* Total assets refer to the average figure for the whole year.

RETURN ON EQUITY (ROE)

Despite a 39.6% year-on-year rise in net income, ROE decreased 1.5 percentage points from fiscal 2003 because average shareholders' equity during the fiscal year under review climbed 45.3%, which was related to a 72.7% rise in shareholders' equity compared with the previous fiscal year-end. The increase in shareholders' equity at the end of fiscal 2004 was primarily associated with higher retained earnings and net unrealized holding gains on securities.

(%)	2000/3	2001/3	2002/3	2003/3	2004/3
ROE*	18.8	45.1	55.3	37.6	36.1

* ROE = Net income / Total shareholders' equity
* Total shareholders' equity refers to the average figure for the whole year.


(%)
60
45
30
15
0
2000/3
2001/3
2002/3
2003/3
2004/3

Stability Indicators

SHAREHOLDERS' EQUITY RATIO

While shareholders' equity rose 72.7% as a result of the issuance of new shares and higher retained earnings, Sammy accounted for a sharp 165.1% increase in total liabilities and shareholders' equity at fiscal year-end that mostly stemmed from the issuance of convertible bonds and increased trade payables. The shareholders' equity ratio therefore decreased 20.2 percentage points from the previous fiscal year-end.

(%)	2000/3	2001/3	2002/3	2003/3	2004/3
Shareholders' equity ratio	45.8	37.0	45.2	58.0	37.8


(%)
100
80
60
40
20
0
2000/3
2001/3
2002/3
2003/3
2004/3

CURRENT RATIO

The Company accounted for a 136.2% rise in current assets, which resulted from the significant increase in trade receivables that accompanied sales growth. However, that increase in current assets was insufficient to offset a 187.0% increase in current liabilities, which was attributable to higher trade payables. Consequently, the current ratio was down 38.0 percentage points from the end of fiscal 2003.

(%)	2000/3	2001/3	2002/3	2003/3	2004/3
Current ratio	155.3	133.2	169.0	215.0	177.0

(%)
300
250
200
150
100
50
0
2000/3 2001/3 2002/3 2003/3 2004/3

INTEREST COVERAGE RATIO

Despite a 38.6% year-on-year increase in operating income, a rise in interest expense due to higher interest-bearing liabilities led to a 46.7-point decline in the interest coverage ratio.

(Times)	2000/3	2001/3	2002/3	2003/3	2004/3
Interest coverage ratio*	41.2	137.0	289.3	287.6	240.9

* Interest coverage ratio = (Operating income + Interest and dividend income) / Interest and discount expenses

(Times)
400
300
200
100
0
2000/3 2001/3 2002/3 2003/3 2004/3

INVENTORY TURNOVER RATE

Despite a 51.5% rise in net sales, Sammy was able to hold down the year-on-year increase in inventories to 7.7% during fiscal 2004. Thanks to those efforts, the inventory turnover rate improved 4.0 points compared with fiscal 2003.

(Times)	2000/3	2001/3	2002/3	2003/3	2004/3
Inventory turnover rate	7.2	7.7	10.4	9.8	13.8

* Inventories refer to the average figure for the whole year.

TRADE RECEIVABLES TURNOVER RATE

During fiscal 2004, trade receivables were up 48.1% as a result of a surge in sales of pachislot machines toward the end of the fiscal year. However, because higher net sales counteracted that increase, the trade receivables turnover rate remained the same as in fiscal 2003, at 4.0 times.

(Times)	2000/3	2001/3	2002/3	2003/3	2004/3
Trade receivables turnover rate	4.8	3.7	4.0	4.0	4.0

* Trade receivables refer to the average figure for the whole year.

BREAK-EVEN POINT

The break-even point was up 48.0% year on year, which was due to increased R&D expenses aimed at further growth and to higher sales commissions stemming from expanded sales of pachislot and pachinko machines.

(¥ Millions)	2000/3	2001/3	2002/3	2003/3	2004/3
Break-even point	27,776	29,325	45,665	56,675	83,861

Financial Review

Scope of Consolidation and Equity-Method Application

The accompanying consolidated financial statements are for Sammy Corporation and its 21 consolidated subsidiaries. Further, the Company has 2 equity-method affiliates.

In fiscal 2004, ended March 31, 2004, the Company newly consolidated the following 5 companies as subsidiaries: APANDA Inc. in July 2003; Sammy Golf Entertainment Inc. (formerly, The North Country Golf Club) in October 2003; Nissho Inter Life Co., Ltd., in November 2003; and Japan Multimedia Services Corporation and its subsidiary eAddress Corporation in December 2003. Meanwhile, on March 31, 2004, Sammy liquidated Quat Technology Inc., absorbing it into the Company's R&D Control Office. As a result, in fiscal 2004 that former subsidiary was excluded from the scope of consolidation.

Further, SEGA CORPORATION became a new equity-method affiliate in fiscal 2004.

Operating Results

Net Sales

In fiscal 2004, Sammy posted record-breaking consolidated net sales—up 51.5%, to ¥251.2 billion. This favorable performance was attributable to such factors as the outstanding performances of its pachislot and pachinko businesses and the contribution made by newly consolidated subsidiary Nissho Inter Life Co., Ltd., from December 2003.

Cost and Expenses and Operating Income

Cost of sales increased 70.0%, to ¥123.7 billion, due to higher sales of pachislot machines, pachinko machines, and amusement arcade equipment and other factors. Cost of sales as a percentage of net sales rose 5.4 percentage points, to 49.3%, because pachislot machines, which have a low cost of sales ratio, accounted for a smaller portion of net sales. Gross profit rose 37.1%, to ¥127.5 billion.

SG&A expenses rose 35.3%, to ¥55.8 billion, which mainly stemmed from increased R&D expenses that primarily focused on strengthening the R&D capabilities of the NEWS business and from higher sales commissions associated with the rise in sales of pachislot and pachinko machines. On the other hand, successful efforts to curb increases in personnel expenses despite sales expansion led to a 2.7-percentage-point improvement in the ratio of SG&A expenses to net sales, to 22.2%.

As a result of the abovementioned factors, operating income climbed 38.6% year on year, to ¥71.7 billion. The operating income margin declined 2.7 percentage points, to 28.5%.

Segment Performance

Pachislot and pachinko businesses achieved substantial sales and earnings growth, posting increases of 52.0% in sales, to ¥226.6 billion, and 39.4% in operating income, to ¥84.6 billion—both of which were all-time highs for Sammy. Those outstanding results were driven by brisk sales of *Hokuto No Ken*, which we unveiled in October 2003. In just six months following the October launch, Sammy shipped 259 thousand *Hokuto No Ken* pachislot machines, notching up the highest-ever unit sales in the pachislot machine industry's history. Dramatic advances in sales of Sammy's differentiated lineups of pachinko machines also contributed to the segment's strong performance.

In amusement arcade equipment, continued solid sales of such mainstay offerings as *REVOLUTION II* and *Kids'* series resulted in a 23.6% increase in sales, to ¥7.8 billion. However, the segment recorded an operating loss of ¥1.7 billion due to higher R&D expenses that were mainly concentrated on the development of dedicated software for *ATOMISWAVE*, which the Company launched in earnest in markets worldwide in fiscal 2004.

In home videogame software, the Sammy Group focused on its particular competence in pachislot simulation games by marketing such products as the *Jissen Pachislot Hisshoho!* series. At the same time, the Company embarked on its first foray into action game software, debuting products in Japan, North America, and Europe. Despite those efforts, sales declined 36.6%, to ¥4.9 billion, due to a slumping domestic market, the exclusion from consolidation of a subsidiary, and other factors. Also, the segment recorded an operating loss of ¥5.0 billion, which was related to higher R&D expenses and advertising costs.

The other businesses segment saw a 339.8% jump in sales, to ¥12.0 billion, which was attributable to a strong performance by amusement arcade operations, brisk sales of content for mobile telephones, and the new inclusion of Nissho Inter Life Co., Ltd., and Japan Multimedia Services Corporation as consolidated subsidiaries. However, an increase in the amortization of goodwill caused the segment to post an operating loss of ¥0.5 billion.

Net Other Expenses

Net other expenses decreased ¥1.4 billion from the previous fiscal year, to ¥3.7 billion. While the Company recorded ¥1.8 billion in equity in losses of affiliated companies that accompanied the acquisition of SEGA CORPORATION's shares and other acquisitions and bond-issuing expenses of ¥0.6 billion in March 2004, Sammy did not incur the kind of large expense that it posted in the previous fiscal year associated with the cost of restructuring for subsidiaries.

Net Income

As a result of the abovementioned factors, income before income taxes and minority interests climbed 45.8%, to ¥67.9 billion, and net income was up 39.6%, to ¥32.2 billion.

The Company implemented a 3-for-2 stock split in the fiscal year under review, the record date for which was December 31, 2003. As a consequence, net income per share declined from ¥436.79 in fiscal 2003 to ¥424.68 in fiscal 2004, and diluted net income per share was down from ¥435.42 to ¥417.97. Meanwhile, Sammy maintained high levels of profitability despite a 1.5-percentage-point decrease in ROE, to 36.1%.

In fiscal 2004, cash dividends per share rose ¥20.00, to ¥90.00. However, allowing for the stock split, cash dividends per share effectively increased ¥45.00. Further, the dividend payout ratio improved from 14.9% to 16.6%.

Financial Position and Liquidity

Assets, Liabilities, and Shareholders' Equity

Current assets grew 136.2%, to ¥200.1 billion, which was primarily due to higher cash and cash equivalents and to a temporary surge in trade receivables—up a substantial 213.4% from the previous fiscal year-end, to ¥94.1 billion—that mainly stemmed from brisk sales of *Hokuto No Ken* pachislot machines toward the end of the fiscal year.

Current liabilities were up 187.0%, to ¥113.0 billion. As with current assets, that rise was largely due to stepped-up shipments of *Hokuto No Ken*, which resulted in a 272.1% increase in trade payables compared with the previous year-end, to ¥55.9 billion.

As a result, the current ratio decreased from 215.0% to 177.0% at the end of fiscal 2004.

Property, plant and equipment rose 77.9% from the previous fiscal year-end, to ¥23.0 billion, due to increases in land and buildings that accompanied the development of such new entertainment facilities as Sammy EBISU Plaza in Osaka.

Investments and other assets grew 399.9%, to ¥76.2 billion, which was primarily related to a valuation gain of available-for-sale securities and an increase in investments in affiliated companies that resulted from the acquisition of SEGA CORPORATION's shares.

At fiscal year-end, interest-bearing liabilities were up 992.9% from the previous fiscal year-end, to ¥65.1 billion, due to a ¥40.0 billion issuance of convertible bonds.

Total shareholders' equity climbed 72.7% from the previous fiscal year-end, to ¥113.0 billion, mainly due to the issuance of new shares and higher retained earnings. Due to significantly increased assets resulting from a temporary rise in trade payables and the issuance of convertible bonds, the equity ratio declined 20.2 percentage points, to 37.8%.

As a consequence of the above factors, total assets stood at ¥299.3 billion at the end of the fiscal year under review, up 165.1% from the end of fiscal 2003.

Cash Flows

Net cash provided by operating activities rose 15.6%, to ¥36.6 billion. This increase was principally attributable to the 45.8% increase in income before income taxes and minority interests, higher trade payables, and lower income taxes paid. However, these factors were partially offset by a temporary increase in accounts receivable accompanying significant sales growth.

Net cash used in investing activities climbed 517.9%, to ¥57.4 billion, which was mainly due to

Comparison of Consolidated Balance Sheets at Fiscal Year-End

(¥ Billions)	2003/3	2004/3	Main reasons for increase
Current assets	84.7	200.1	Increase in trade receivables due to brisk sales of *Hokuto No Ken* toward fiscal year-end
Property, plant and equipment	12.9	23.0	Including the large-format amusement arcade in Osaka's Dotonbori district
Investments and other assets	15.2	76.2	Acquisition of SEGA CORPORATION's shares and valuation gain of available-for-sale securities
Total assets	112.9	299.3	Increase in number of consolidated subsidiaries

(¥ Billions)	2003/3	2004/3	Main reasons for increase
Current liabilities	39.4	113.0	Increase in trade payables due to brisk sales of *Hokuto No Ken* toward fiscal year-end
Long-term liabilities	6.9	68.4	Issuance of ¥40 billion in convertible bonds
Minority interests	1.1	4.9	
Shareholders' equity	65.4	113.0	Issuance of new shares
Total liabilities and shareholders' equity	112.9	299.3	

Cash Flows



(¥ Billions)
80
60
40
20
0
-20
-40
-60
-80
2000/3
2001/3
2002/3
2003/3
2004/3
Cash flows from operating activities
Cash flows from investing activities
Cash flows from financing activities

expenses of ¥47.0 billion incurred for the acquisition of shares of SEGA CORPORATION and other affiliates and a 110.2% increase in payment for purchase of property, plant and equipment associated with the development of commercial facilities.

Net cash provided by financing activities totaled ¥61.1 billion, compared with net cash used in financing activities of ¥18.2 billion in the previous fiscal year. This change was primarily due to a substantial rise in proceeds from issuance of common stock, the recording of proceeds from issuance of debt securities, and a decrease in payment for purchase of treasury stock from fiscal 2003.

Consequently, cash and cash equivalents totaled ¥66.8 billion at the end of the fiscal year under review, up 151.6% from the end of fiscal 2003.

Capital Expenditure and R&D Expenses

Capital expenditure rose a sharp 279.7% year on year, to ¥11.4 billion.

In pachislot and pachinko businesses, Sammy undertook capital expenditure of ¥2.7 billion, mainly to enhance the productivity of the Kawagoe Factory by significantly upgrading its production line.

Capital expenditure totaled ¥0.8 billion in the amusement arcade equipment business, ¥0.6 billion in the home videogame software business, and ¥6.6 billion in other businesses.

Capital expenditure in other businesses was related to the acquisition of buildings as part of a new initiative to develop commercial facilities.

Capital expenditure for the entire Sammy Group amounted to ¥0.6 billion.

R&D expenses totaled ¥12.4 billion, up 53.2% from the previous year. In pachislot and pachinko businesses, R&D expenses amounted to ¥5.8 billion, which were concentrated on screen displays, optical presentation displays, sound effects, new machine casings, and new display devices.

In the amusement arcade equipment business, we spent ¥2.5 billion on R&D, the main theme of which was dedicated software for *ATOMISWAVE*.

R&D expenses in the home videogame software business came to ¥4.0 billion, principally for the development of original software.

In other businesses, R&D expenses of ¥79 million were allocated to enhancing the quality and diversity of content for mobile telephones.

Consolidated Balance Sheets

SAMMY CORPORATION AND CONSOLIDATED SUBSIDIARIES
AS OF MARCH 31, 2004 AND 2003

	Millions of Yen		Thousands of U.S. dollars (Note 1)
ASSETS	2004	2003	2004
Current assets:			
Cash and cash equivalents	¥ 66,838	¥ 26,567	$ 632,696
Time deposits (Note 4)	25	25	237
Trade receivables:			
Notes	39,032	14,540	369,481
Accounts	55,087	15,493	521,460
Allowance for doubtful accounts	(652)	(562)	(6,172)
Inventories (Note 3)	19,813	16,486	187,552
Deferred income taxes (Note 8)	10,021	3,814	94,860
Other current assets	9,918	8,342	93,884
Total current assets	200,082	84,705	1,893,998
Property, plant and equipment:			
Land (Note 4)	4,835	3,011	45,769
Buildings (Note 4)	8,450	5,857	79,989
Machinery and equipment	9,167	7,537	86,776
Rental equipment for amusement arcades	2,865	2,319	27,120
Construction in progress	5,831	60	55,197
Others	71	52	672
	31,219	18,836	295,523
Accumulated depreciation	(8,220)	(5,909)	(77,812)
	22,999	12,927	217,711
Investments and other assets:			
Investments in affiliated companies	44,077	26	417,238
Investment securities (Notes 9 and 10)	20,421	3,027	193,307
Software	1,279	1,434	12,107
Goodwill	1,385	2,116	13,111
Lease deposits	1,421	1,888	13,451
Deferred income taxes (Note 8)	215	1,982	2,035
Others	8,300	4,954	78,570
Allowance for doubtful accounts	(906)	(186)	(8,576)
	76,192	15,241	721,243
Total	¥299,273	¥112,873	$2,832,952

See accompanying notes.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen		Thousands of U.S. dollars (Note 1)
	2004	2003	2004
Current liabilities:			
Short-term bank loans and current portion of long-term debt (Note 4)	¥ 6,542	¥ 3,582	$ 61,927
Trade payables:			
Notes	33,342	11,235	315,619
Accounts	22,543	3,785	213,395
Accounts payable–other	11,302	2,375	106,986
Income taxes payable (Note 8)	30,691	13,832	290,524
Accrued employees' bonuses	1,404	1,153	13,290
Other current liabilities	7,218	3,429	68,327
Total current liabilities	113,042	39,391	1,070,068
Long-term liabilities:			
Long-term debt (Note 4)	58,510	2,370	553,862
Retirement benefits for employees (Note 5)	1,132	779	10,716
Retirement benefits for directors and corporate auditors	989	775	9,362
Deferred income taxes	3,892	–	36,842
Other non-current liabilities	3,838	3,015	36,331
Total long-term liabilities	68,361	6,939	647,113
Minority interests	4,883	1,114	46,223
Contingent liabilities (Note 6)			
Shareholders' equity (Note 7):			
Common stock			
Authorized–200,000,000 shares			
Issued–87,500,718 *shares* in 2004 and 53,521,400 shares in 2003	15,375	8,017	145,541
Capital surplus	16,364	9,012	154,903
Retained earnings	86,379	60,024	817,673
Net unrealized holding gains on securities	10,352	563	97,993
Foreign currency translation adjustments	32	19	304
	128,502	77,635	1,216,414
Treasury stock, at cost	(15,515)	(12,206)	(146,866)
Total shareholders' equity	112,987	65,429	1,069,548
Total	¥299,273	¥112,873	$2,832,952

Consolidated Statements of Income

SAMMY CORPORATION AND CONSOLIDATED SUBSIDIARIES
FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

	Millions of Yen		Thousands of U.S. dollars (Note 1)
	2004	2003	2004
Net sales	¥251,227	¥165,774	$2,378,143
Cost of sales	123,739	72,809	1,171,327
Gross profit	127,488	92,965	1,206,816
Selling, general and administrative expenses (Note 11)	55,811	41,255	528,314
Operating income	71,677	51,710	678,502
Other income (expenses):			
Interest and dividend income	236	104	2,234
Interest expense	(299)	(180)	(2,830)
Equity in earnings (losses) of affiliated companies	(1,836)	13	(17,380)
Bond-issuing expenses	(644)	(6)	(6,096)
Gains on sale of property, plant and equipment–net	5	24	47
Losses on disposal of property, plant and equipment	(238)	(149)	(2,253)
Gains (losses) on sales of investment securities	(123)	0	(1,164)
Cost of restructuring for subsidiaries	–	(3,753)	–
Cost of voluntary recall of products	–	(430)	–
Exchange losses	(229)	(47)	(2,168)
Other–net	(610)	(701)	(5,774)
	(3,738)	(5,125)	(35,384)
Income before income taxes and minority interests	67,939	46,585	643,118
Income taxes (Note 8):			
Current	42,370	25,625	401,079
Deferred	(6,990)	(2,444)	(66,168)
	35,380	23,181	334,911
Income before minority interests	32,559	23,404	308,207
Minority interests	363	338	3,436
Net income	¥ 32,196	¥ 23,066	$ 304,771

	Yen		U.S. dollars (Note 1)
Per share of common stock (Note 15):			
Net income	¥424.68	¥436.79	$4.02
Diluted net income	417.97	435.42	3.96
Cash dividends applicable to the year	90.00	70.00	0.85

See accompanying notes.

Consolidated Statements of Shareholders' Equity

SAMMY CORPORATION AND CONSOLIDATED SUBSIDIARIES
FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

	Number of shares issued	Millions of yen					
		Common stock	Additional paid-in capital	Retained earnings	Net unrealized holding gains on securities	Foreign currency translation adjustments	Treasury stock
Balance at March 31, 2002	53,411,800	¥ 7,966	¥ 8,961	¥40,172	¥ 118	¥155	¥ (1)
Net income	–	–	–	23,066	–	–	–
Cash dividends paid	–	–	–	(2,671)	–	–	–
Bonuses to directors and corporate auditors	–	–	–	(313)	–	–	–
Treasury stock	–	–	–	–	–	–	(12,536)
Decrease in treasury stock by execution of warrant (Stock option)	–	–	–	(230)	–	–	331
New shares issued by execution of warrant (Stock option)	109,600	51	51	–	–	–	–
Adjustments of net unrealized holding gains on securities	–	–	–	–	445	–	–
Adjustments of foreign currency translation adjustments	–	–	–	–	–	(136)	–
Balance at March 31, 2003	53,521,400	8,017	9,012	60,024	563	19	(12,206)
Net income	–	–	–	32,196	–	–	–
Cash dividends paid	–	–	–	(5,487)	–	–	–
Bonuses to directors and corporate auditors	–	–	–	(333)	–	–	–
Treasury stock	–	–	–	–	–	–	(3,350)
1.5 for 1 stock split on February 27, 2004	26,973,114	–	–	–	–	–	–
Decrease in treasury stock by execution of warrant (Stock option)	–	–	–	(21)	–	–	41
New shares issued by execution of warrant (Stock option)	7,006,204	7,358	7,352	–	–	–	–
Adjustments of net unrealized holding gains on securities	–	–	–	–	9,789	–	–
Adjustments of foreign currency translation adjustments	–	–	–	–	–	13	–
Balance at March 31, 2004	87,500,718	¥15,375	¥16,364	¥86,379	¥10,352	¥ 32	¥(15,515)

	Thousands of U.S. dollars (Note 1)					
	Common stock	Additional paid-in capital	Retained earnings	Net unrealized holding gains on securities	Foreign currency translation adjustments	Treasury stock
Balance at March 31, 2003	$ 75,889	$ 85,307	$568,184	$ 5,320	$181	$(115,543)
Net income	–	–	304,771	–	–	–
Cash dividends paid	–	–	(51,941)	–	–	–
Bonuses to directors and corporate auditors	–	–	(3,152)	–	–	–
Treasury stock	–	–	–	–	–	(31,711)
Decrease in treasury stock by execution of warrant (Stock option)	–	–	(189)	–	–	388
New shares issued by execution of warrant (Stock option)	69,652	69,596	–	–	–	–
Adjustments of net unrealized holding gains on securities	–	–	–	92,673	–	–
Adjustments of foreign currency translation adjustments	–	–	–	–	123	–
Balance at March 31, 2004	$145,541	$154,903	$817,673	$97,993	$304	$(146,866)

See accompanying notes.

Consolidated Statements of Cash Flows

SAMMY CORPORATION AND CONSOLIDATED SUBSIDIARIES
FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

	Millions of Yen		Thousands of U.S. dollars (Note 1)
	2004	2003	2004
Cash flows from operating activities:			
Income before income taxes and minority interests	¥ 67,939	¥ 46,585	$ 643,118
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	4,436	3,571	41,992
Loss on disposal of property, plant and equipment	233	125	2,206
Equity in (earnings) losses of affiliates	1,836	(13)	17,380
Increase in accrued employees' bonuses	256	140	2,423
Increase in retirement benefits for employees	293	115	2,774
Increase in retirement benefits for directors and corporate auditors	77	115	729
Bond-issuing expenses	644	6	6,096
Others	(120)	103	(1,137)
Net changes in assets and liabilities:			
Changes in notes and accounts receivable	(58,305)	23,309	(551,922)
Changes in inventories	(1,618)	(714)	(15,316)
Changes in notes and accounts payable	36,623	(10,119)	346,677
Changes in other assets	(1,728)	1,972	(16,357)
Changes in other liabilities	11,550	(2,081)	109,334
Sub-total	62,116	63,114	587,997
Receipts of interest and dividend income	253	148	2,395
Payment of interest expenses	(263)	(198)	(2,490)
Payment of income taxes	(25,524)	(31,419)	(241,613)
Net cash provided by operating activities	36,582	31,645	346,289
Cash flows from investing activities:			
Payment for purchase of property, plant and equipment	(8,201)	(3,902)	(77,632)
Proceeds from sales of property, plant and equipment	236	569	2,234
Payment for purchase of intangible assets	(877)	(747)	(8,302)
Payment for purchase of investment securities	(46,989)	(3,536)	(444,803)
Changes in cash and cash equivalents due to acquisition of consolidated subsidiaries–net	313	(1,920)	2,963
Increase in loan receivable–net	903	61	8,548
Increase (decrease) in time deposits–net	(3,000)	21	(28,398)
Decrease in other investments–net	246	169	2,329
Net cash used in investing activities	(57,369)	(9,285)	(543,061)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	2,150	606	20,352
Repayment of long-term debt	(1,152)	(1,696)	(10,905)
Decrease in short-term bank loans	(921)	(2,377)	(8,718)
Proceeds from issuance of common stock	14,824	201	140,326
Proceeds from issuance of debt securities	54,456	–	515,487
Cash dividends paid	(5,487)	(2,671)	(51,941)
Payment for purchase of treasury stock	(3,467)	(12,536)	(32,819)
Others	725	271	6,863
Net cash provided by (used in) financing activities	61,128	(18,202)	578,645
Translation adjustments on cash and cash equivalents	(70)	(126)	(663)
Net change in cash and cash equivalents	40,271	4,032	381,210
Cash and cash equivalents at beginning of year	26,567	22,535	251,486
Cash and cash equivalents at end of year	¥ 66,838	¥ 26,567	$ 632,696

See accompanying notes.

Notes to Consolidated Financial Statements

SAMMY CORPORATION AND CONSOLIDATED SUBSIDIARIES
AS OF MARCH 31, 2004 AND 2003

NOTE 1 – BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements of SAMMY CORPORATION (the "Company") and its consolidated subsidiaries have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

The accounts of overseas subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles prevailing in the respective countries of domicile. The accompanying consolidated financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of consolidated statements of shareholders' equity) from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation, is not presented in the accompanying consolidated financial statements.

In preparing the accompanying consolidated financial statements, certain reclassifications have been made in the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the 2003 financial statements to conform to the classification used in 2004.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2004, which was ¥105.64 to U.S.$1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries, which are controlled through substantial ownership of majority voting rights or existence of certain conditions. All significant intercompany balances and transactions have been eliminated. All material unrealized profits included in assets resulting from transactions within the Company and all of its subsidiaries are eliminated.

(b) Equity method

Investment in affiliated companies is accounted for using the equity method. The Company had investments in two and one affiliated companies in the years ended March 31, 2004 and 2003, respectively.

(c) Consolidated statements of cash flows

In preparing the consolidated statements of cash flows, cash on hand, readily-available deposits and short-term highly liquid investments with maturities of not exceeding three months at the time of purchase are considered to be cash and cash equivalents.

(d) Allowance for doubtful accounts

The allowance for doubtful accounts is provided in an amount sufficient to cover probable losses on collection by estimating individually uncollectible amounts and applying a percentage based on collection experience to the remaining accounts.

(e) Marketable securities and investment securities

The Company and its consolidated subsidiaries examine the intent of holding each security and classify those securities as (a) securities held for trading purposes (hereafter, "trading securities"), (b) debt securities intended to be held to maturity (hereafter, "held-to-maturity debt securities"), (c) equity securities issued by subsidiaries and affiliated companies and (d) all other securities that are not classified in any of the above categories (hereafter, "available-for-sale securities").

Available-for-sale securities with available fair market values are stated at fair market value. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity.

Realized gains and losses on sale of such securities are computed using moving-average cost. Available-for-sale securities with no available fair market values are stated at moving-average cost.

Equity securities issued by subsidiaries and affiliated companies are consolidated or accounted for using the equity method.

The Company and its consolidated subsidiaries had no trading securities or held-to-maturity debt securities in the years ended March 31, 2004 and 2003.

(f) Inventories

Inventories are carried at cost determined by the average method.

(g) Property, plant and equipment and depreciation

Property, plant and equipment are carried at cost. Depreciation is computed primarily using the declining-balance method at rates based on estimated useful lives of depreciable assets. In addition, buildings acquired after March 31, 1998 are depreciated using the straight-line method.

(h) Amortization

Intangible assets are amortized using the straight-line method, and software used by the Company and its consolidated subsidiaries is amortized using the straight-line method over the estimated useful lives (five years).

(i) Goodwill

The Company classified the cost in excess of fair market value of the net assets of companies acquired in purchase transactions as goodwill, and the goodwill is being amortized on a straight-line method over a period of five years. The Company reviews the carrying amount of goodwill with finite lives for re-evaluation whenever events or circumstances indicate that the carrying amounts may not be recoverable. Insignificant amounts of such intangible assets are charged to income when incurred.

(j) Impairment of fixed assets

In the year ended March 31, 2004, the Company did not adopt early the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the implementation guidance for the accounting standard for impairment of fixed assets (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003). The new accounting standard is required to be adopted in periods beginning on or after April 1, 2005, but the standard does not prohibit earlier adoption. The Company will adopt the standard effective April 1, 2005.

The Company has begun its analysis of possible impairment of fixed assets. The Company cannot currently estimate the effect of adoption of the new standard, because the Company has not yet completed its analysis.

(k) Accounting for certain lease transactions

Finance leases which do not transfer ownership to lessees are not capitalized and accounted for in the same manner as operating leases.

(l) Allowance for employees' bonuses

The Company and its consolidated subsidiaries provide allowance for employees' bonuses based on estimated amounts to be paid in the subsequent period.

Bonuses to directors and corporate auditors, which were subject to approval at the shareholders' meeting, are accounted for as an appropriation of retained earnings.

(m) Retirement benefits for employees

The Company and its consolidated subsidiaries provide two types of post-employment benefit plans, unfunded lump-sum payment plans and funded non-contributory pension plans, under which all eligible employees are entitled to benefits based on the level of wages and salaries at the time of retirement or termination, length of service and certain other factors.

The Company and its consolidated subsidiaries provide allowance for employees' severance and retirement benefits based on the estimated amounts of projected benefit obligation and the fair value of the plan assets.

The estimated amount of all retirement benefits to be paid at the future retirement date is allocated equally to each service year using the estimated number of total service years. Actuarial gains and losses are charged to income in the succeeding period.

(n) Retirement benefits for directors and corporate auditors

Retirement benefits for the directors and corporate auditors are provided based on an accrual basis in accordance with the Company's internal rules.

(o) Income taxes

Income taxes comprise corporation, enterprise and inhabitants taxes.

The Company and its consolidated subsidiaries recognize deferred taxes for tax effects of temporary differences between the carrying amounts of assets and liabilities for tax and financial reporting purposes.

(p) Derivative financial instruments

Derivative financial instruments are stated at fair value and changes in their fair values are recognized as gains or losses unless derivative financial instruments are used for hedging purposes.

However, if derivative financial instruments are used as hedges and meet certain hedging criteria, recognition of gains or losses resulting from changes in fair value of derivative financial instruments is deferred until the related losses or gains on the hedged items are recognized.

Also, if interest rate swap contracts are used for hedging purposes and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

(q) Per share data

Effective April 1, 2002, the Company adopted the "Accounting Standards for Earnings per Share" (Accounting Standards Board of Japan, September 25, 2002 – Financial Accounting Standards No. 2) and the "Guidelines for Accounting Standards for Earnings per Share" (Accounting Standards Board of Japan, September 25, 2002 – Guidelines for Financial Accounting Standards No. 4).

In accordance with the new accounting standard, net income per share is computed by dividing income available to common stockholders by the weighted-average number of common stocks outstanding during the year. Income available to common stockholders is computed by deducting bonuses to directors and corporate auditors from net income. *Diluted net income* per share is similar to net income per share except that the weight-average number of common stocks outstanding is increased by the number of additional common stocks that would have been outstanding if the potential common stocks had been issued.

Net income per share for the year ended March 31, *2004 was computed based on the weighted-average* number of common stocks outstanding during the period, retroactively adjusted for the stock split made on February 27, 2004.

Cash dividends per share in the consolidated statements of income represent actual amounts applicable to the year.

(r) Foreign currency transactions

Receivables and payables denominated in foreign currencies are translated into Japanese yen at the year-end exchange rates.

NOTE 3 – INVENTORIES

Inventories at March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Merchandise	¥ 719	¥ 533	$ 6,806
Finished products	2,288	1,211	21,658
Raw materials	14,914	14,290	141,178
Work in process	1,466	281	13,877
Supplies	426	171	4,033
	¥19,813	¥16,486	$187,552

NOTE 4 – SHORT-TERM BANK LOANS, CURRENT PORTION OF LONG-TERM DEBT AND LONG-TERM DEBT

Short-term bank loans outstanding are generally represented by notes, with interest at rates ranging from 0.82% to 2.46% and from 0.84% to 2.69% for the years ended March 31, 2004 and 2003.

Long-term debt consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Bonds:			
0.28% unsecured bonds due in 2006	¥ 200	¥ 200	$ 1,893
0.40% unsecured bonds due in 2007	100	-	947
0.41% unsecured bonds due in 2007	275	-	2,603
0.61% unsecured bonds due in 2008	5,000	-	47,331
Zero coupon convertible bonds due in 2009	40,000	-	378,644
0.41% unsecured bonds due in 2010	10,000	-	94,661
Long-term loans, principally from banks with interest principally at 0.989% to 5.800%:			
Secured	55	252	521
Unsecured	4,674	3,070	44,245
	60,304	3,522	570,845
Less: current portion	(1,794)	(1,152)	(16,983)
	¥58,510	¥ 2,370	$553,862

On March 3, 2004, the Company issued ¥40,000 million ($378,644 thousand) of Zero coupon convertible bonds (convertible bond-type bonds with stock acquisition rights) due 2009. The stock acquisition rights are exercisable on or after March 17, 2004 up to, and including, February 17, 2009 at a conversion price of ¥3,828 ($36.24) per share.

The aggregate annual maturities of long-term debt at March 31, 2004 were as follows:

	Millions of yen	Thousands of U.S. dollars
Years ending March 31,		
2005	¥ 1,794	$ 16,982
2006	2,141	20,267
2007	925	8,756
2008	336	3,181
2009 and thereafter	55,108	521,659

A summary of assets pledged as collateral for short-term loans and long-term debt and accounts payable at March 31, 2004 is as follows:

	Millions of yen	Thousands of U.S. dollars
Time deposits	¥ 20	$ 189
Land	1,139	10,782
Buildings	632	5,983
	¥1,791	$16,954

NOTE 5 – RETIREMENT BENEFITS FOR EMPLOYEES

The liabilities and expenses for severance and retirement benefits are determined based on the amounts obtained by actuarial calculations.

The liabilities for severance and retirement benefits included in the liability section of the consolidated balance sheets as of March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Projected benefit obligation	¥1,448	¥1,173	$13,707
Unrecognized actuarial differences	(35)	(157)	(331)
Less fair value of pension assets	(281)	(237)	(2,660)
Liability for severance and retirement benefits	¥1,132	¥ 779	$10,716

Included in the consolidated statements of income for the years ended March 31, 2004 and 2003, severance and retirement benefit expenses comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Service costs – benefits earned during the year	¥273	¥213	$2,584
Interest cost on projected benefit obligation	24	20	227
Expected return on plan assets	(1)	(1)	(9)
Amortization of actuarial difference	157	14	1,486
Severance and retirement benefit expenses	¥453	¥246	$4,288

The discount rates used by the Company were 2.5% and 3% for the years ended March 31, 2004 and 2003, respectively. The rate of expected return on plan assets was 1% for the years ended March 31, 2004 and 2003.

NOTE 6 – CONTINGENT LIABILITIES

The Company had no contingent liability at March 31, 2004 and 2003, respectively.

NOTE 7 – SHAREHOLDERS' EQUITY

Under the Japanese Commercial Code, the entire amount of the issue price of shares is required to be accounted for as capital, although a company may, by resolution of its board of directors, account for an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital, which is included in Capital surplus.

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other cash appropriations shall be appropriated and set aside as a legal reserve until the total amount of legal reserve and additional paid-in capital equals 25% of common stock. The legal reserve and additional paid-in capital may be used to eliminate or reduce a deficit by resolution of the shareholders' meeting or may be capitalized by resolution of the Board of Directors. On condition that the total amount of legal reserve and additional paid-in capital remains being equal to or exceeding 25% of common stock, they are available for distribution by the resolution of the shareholders' meeting. Legal reserve is included in retained earnings in the accompanying consolidated financial statements.

Year-end dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. In addition, semi-annual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Japanese Commercial Code. The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company in accordance with the Japanese Commercial Code.

The accompanying consolidated financial statements *do not include any provision for the dividends and* directors' and corporate auditors' bonuses below, which were approved at the Company's general shareholders' meeting held on June 25, 2004 as an appropriation of retained earnings in respect of the year ended March 31, 2004.

	Millions of yen	Thousands of U.S. dollars
Cash dividends (¥50.0 per share)	¥4,046	$38,300
Director's and corporate auditors' bonuses	400	3,786

Effective April 1, 2002, the Company adopted the new accounting standard for treasury stock and reversal of statutory reserves (Accounting Standards Board Statement No. 1, "Accounting Standard for Treasury Stock and the Reversal of the Statutory Reserves" issued by Accounting Standards Board of Japan, February 21, 2002). The effect on the consolidated statements of income of adopting the new standard was immaterial.

NOTE 8 – INCOME TAXES

The Company is subject to a number of taxes based on income, which, in the aggregate, indicate statutory rates in Japan of approximately 42.0% for the years ended March 31, 2004 and 2003.

The following table summarizes the significant differences between the statutory tax rate and the Company's effective tax rate for financial statement purposes for the years ended March 31, 2004 and 2003:

	2004	2003
Statutory tax rate	42.0%	42.0%
Permanent differences such as entertainment expense	0.3	0.5
Tax on undistributed earnings of family corporation	6.0	4.1
Per capita inhabitant tax	0.1	0.2
Others	3.7	3.0
Effective tax rate	52.1%	49.8%

Significant components of the Company's deferred tax assets as of March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Deferred tax assets:			
(Current assets)			
Tax loss carry forward of subsidiaries	¥ 5,271	¥ 3,417	$ 49,896
Accrued enterprise tax	2,389	1,089	22,615
Accrued bonus	564	413	5,339
R&D	3,538	2,040	33,491
Loss of revaluation of inventories	1,719	–	16,272
Accounts payable	1,512	–	14,313
Others	454	272	4,297
Sub-total	15,447	7,231	146,223
(Non-current assets)			
Expensed tangible assets not deductible for tax purpose	526	714	4,979
Retirement benefits for employees	412	249	3,900
Retirement benefits for directors and corporate auditors	408	315	3,862
Loss on devaluation of investments	446	218	4,222
Depreciation expense	1,542	490	14,597
Allowance for doubtful accounts	204	–	1,931
Unrealized transactions eliminated in consolidation	–	194	–
Others	274	190	2,594
Sub-total	3,812	2,370	36,085
Total deferred tax assets	19,259	9,601	182,308
Valuation allowance	(5,994)	(3,417)	(56,740)
Net deferred tax assets	13,265	6,184	125,568
Deferred tax liabilities:			
Net unrealized holding gains or losses on securities	(6,921)	(388)	(65,515)
Recorded deferred tax assets	¥ 6,344	¥ 5,796	$ 60,053

The aggregate statutory income tax rate is reduced for the years commencing on or after April 1, 2004 due to the revised local tax law. At March 31, 2003, the Company and consolidated domestic subsidiaries applied the reduced aggregate statutory income tax rate of 40.7% for calculating deferred tax assets and liabilities that are expected to be recovered or settled in the years commencing on or after April 1, 2004.

As a result, deferred taxes assets as of March 31, 2003 decreased by ¥72 million ($682 thousand) and provision for deferred income taxes increased by the same amount compared with what would be reported using the currently applicable tax rate of 42.0%.

NOTE 9 – MARKET VALUE INFORMATION OF SECURITIES

Acquisition costs, balance sheet amounts and valuation gains or losses of available-for-sale securities with available fair values as of March 31, 2004 and 2003 were as follows:

As of March 31, 2004

	Millions of yen		
	Acquisition cost	Balance sheet amount	Valuation gains (losses)
Securities whose market value exceeds the balance sheet amount:			
Stocks	¥955	¥18,597	¥17,642
Securities whose market value is equal to or lower than the balance sheet amount:			
Stocks	¥579	¥459	¥(120)

	Thousands of U.S. dollars		
	Acquisition cost	Balance sheet amount	Valuation gains (losses)
Securities whose market value exceeds the balance sheet amount:			
Stocks	$9,040	$176,041	$167,001
Securities whose market value is equal to or lower than the balance sheet amount:			
Stocks	$5,481	$4,345	$(1,136)

As of March 31, 2003

	Millions of yen		
	Acquisition cost	Balance sheet amount	Valuation gains (losses)
Securities whose market value exceeds the balance sheet amount:			
Stocks	¥938	¥1,983	¥1,045
Securities whose market value is equal to or lower than the balance sheet amount:			
Stocks	¥320	¥220	¥(100)

NOTE 10 – LOAN RECEIVABLE IN SECURITIES

Loan receivable in securities of ¥1,261 million ($11,937 thousand) is included in investment securities as of March 31, 2004.

NOTE 11 – RESEARCH AND DEVELOPMENT EXPENSES

Expenses relating to research and development activities have been charged to income as incurred and amounted to ¥12,375 million ($117,143 thousand) and ¥8,079 million for the years ended March 31, 2004 and 2003, respectively.

NOTE 12 – INFORMATION FOR CERTAIN LEASES

A summary of assumed amounts of acquisition cost, accumulated depreciation and net book value for the years ended March 31, 2004 and 2003 with respect to the finance leases accounted for in the same manner as operating leases is as follows:

	Millions of yen		
	Acquisition cost	Accumulated depreciation	Net book value
March 31, 2004:			
Machinery and equipment	¥991	¥604	¥387
Software	236	127	109
March 31, 2003:			
Machinery and equipment	¥124	¥ 50	¥ 74

	Thousands of U.S. dollars		
	Acquisition cost	Accumulated depreciation	Net book value
March 31, 2004:			
Machinery and equipment	$9,381	$5,718	$3,663
Software	2,234	1,202	1,032

Future lease payments under the finance leases which were accounted for in the same manner as operating leases as of March 31, 2004 and 2003 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Due within one year	¥214	¥28	$2,026
Due after one year	282	45	2,669
	¥496	¥73	$4,695

Lease payments under finance leases which were accounted for in the same manner as operating leases for the years ended March 31, 2004 and 2003 were ¥102 million ($966 thousand) and ¥35 million, respectively.

NOTE 13 — DERIVATIVE TRANSACTIONS

The Company uses interest rate swap contracts for the purpose of mitigating the risk of fluctuations in interest rates. The Company uses derivative financial instruments only for hedging purposes and does not use them for speculative trading purposes.

The interest rate swap contracts are executed with creditworthy financial institutions, and the Company believes the risk of default by counterparties is currently low.

The Company uses only the derivative transactions duly authorized pursuant to its internal responsibility policy. The transactions are managed by the Accounts and Finance Departments of the Company.

Market value information of derivative contracts as of March 31, 2004 and 2003 was not presented, because all derivative transactions of the Company are accounted for using hedge accounting.

NOTE 14 — SEGMENT INFORMATION

A. Industrial segment information

Year ended March 31, 2004

	Millions of yen						
	Pachislot Pachinko	Amusement arcade equipment	Home video game software	Others	Total	Corporate and elimination	Consolidated
Net sales –							
(1) Outside customers	¥226,625	¥ 7,780	¥ 4,864	¥11,958	¥251,227	¥ –	¥251,227
(2) Inter-segment	71	3	322	65	461	(461)	–
Total	226,696	7,783	5,186	12,023	251,688	(461)	251,227
Cost and expenses	142,098	9,434	10,234	12,474	174,240	5,310	179,550
Operating income (loss)	¥ 84,598	¥ (1,651)	¥ (5,048)	¥ (451)	¥ 77,448	¥ (5,771)	¥ 71,677
Assets	¥144,370	¥56,695	¥ 5,869	¥30,937	¥237,871	¥61,402	¥299,273
Depreciation	1,960	626	214	654	3,454	262	3,716
Capital expenditure	2,710	844	609	6,639	10,802	638	11,440

	Thousands of U.S. dollars						
	Pachislot Pachinko	Amusement arcade equipment	Home video game software	Others	Total	Corporate and elimination	Consolidated
Net sales –							
(1) Outside customers	$2,145,257	$ 73,646	$ 46,043	$113,197	$2,378,143	$ –	$2,378,143
(2) Inter-segment	673	29	3,048	614	4,364	(4,364)	–
Total	2,145,930	73,675	49,091	113,811	2,382,507	(4,364)	2,378,143
Cost and expenses	1,345,116	89,304	96,876	118,080	1,649,376	50,265	1,699,641
Operating income (loss)	$ 800,814	$ (15,629)	$(47,785)	$ (4,269)	$ 733,131	$ (54,629)	$ 678,502
Assets	$1,366,622	$536,681	$ 55,557	$292,853	$2,251,713	$581,239	$2,832,952
Depreciation	18,554	5,926	2,026	6,190	32,696	2,480	35,176
Capital expenditure	25,653	7,989	5,765	62,846	102,253	6,039	108,292

Year ended March 31, 2003

	Millions of yen						
	Pachislot Pachinko	Amusement arcade equipment	Home video game software	Others	Total	Corporate and elimination	Consolidated
Net sales —							
(1) Outside customers	¥149,084	¥6,292	¥ 7,679	¥2,719	¥165,774	¥ –	¥165,774
(2) Inter-segment	14	1	704	26	745	(745)	–
Total	149,098	6,293	8,383	2,745	166,519	(745)	165,774
Cost and expenses	88,408	6,784	9,867	3,306	108,365	5,699	114,064
Operating income (loss)	¥ 60,690	¥ (491)	¥(1,484)	¥ (561)	¥ 58,154	¥ (6,444)	¥ 51,710
Assets	¥ 64,842	¥8,826	¥ 3,915	¥3,764	¥ 81,347	¥31,526	¥112,873
Depreciation	1,484	649	157	44	2,334	364	2,698
Capital expenditure	1,458	186	665	120	2,438	575	3,013

(Note) 1. The Company has four segments based on its management control structure and nature of products and market.
2. *Main products and line of business by segment are as follows:*

Business segment	Main products and line of business
Pachislot and pachinko	Manufacture and sell pachislot and pachinko machines. Sell related components. Serve after-sales services. Develop, manufacture, sell and maintain related products. Design pachislot and pachinko stores.
Amusement arcade equipment	Manufacture, sell, rent and maintain game machines used in amusement arcades.
Home video game software	Develop and sell home video game software.
Others	Mainly operation of amusement facilities. Music production. CD package sales. CG technology development and sales. Character license business. Planning and production of music-related software in cellular phone media.

(Note) 3. General corporate expenses of ¥5,771 million ($54,629 thousand) in 2004 and ¥6,444 million in 2003, which mainly consisted of expenses incurred by the parent company's administrative department, were included in Corporate and elimination.
4. Corporate assets of ¥61,402 million ($581,239 thousand) in 2004 and ¥31,526 million in 2003, which mainly consisted of cash and cash equivalents, investment securities and corporate properties, were included in Corporate and elimination.

B. Geographical segment information

Geographical segment information was not presented because the sales and total assets of the Company and its consolidated domestic subsidiaries for the years ended March 31, 2004 and 2003 exceed 90% of consolidated net sales and total assets.

C. Overseas sales

Overseas sales information was not presented because the overseas sales of the Company and its consolidated subsidiaries for the years ended March 31, 2004 and 2003 were less than 10% of consolidated net sales.

NOTE 15 — PER SHARE DATA

Per share data are as follows:

	Yen		U.S. dollars
	2004	2003	2004
Per share data:			
Equity per share	¥1,390.74	¥1,298.90	$13.16
Net income per share	424.68	436.79	4.02
Net income per share (diluted)	417.97	435.42	3.96

The Company conducted a 1.5-for-1 stock split on February 27, 2004. Per share data for the year ended March 31, 2003 would have been as follows if such stock split was executed at the beginning of the year ended March 31, 2003:

	2003
Equity per share	¥865.93
Net income per share	291.19
Net income per share (diluted)	290.28

NOTE 16 — SUBSEQUENT EVENT

The Company and SEGA CORPORATION (the "Corporations") have resolved at the meetings of their respective Board of Directors on May 18, 2004 to establish SEGA SAMMY HOLDINGS INC. as a holding company through the share transfer and for the Corporations to be wholly-owned subsidiaries of the holding company, subject to approvals of the shareholders and relevant regulatory authorities, and, in connection therewith, have entered into Share Transfer (Kyodo Kabushiki-Iten) Agreement (the "Agreement").

The shareholders of the Company approved the share transfer at the general shareholders' meeting held on June 25, 2004. The shareholders of SEGA CORPORATION also approved it at the general shareholders' meeting held on June 29, 2004.

1. Purpose of the share transfer

The Corporations have reached the Agreement for the purpose of maximizing corporate value by combining the management resources and maximizing synergistic benefits in order to further strengthen their position as a globally integrated entertainment company.

2. Outline of the share transfer

(1) The scheduled date of the share transfer and incorporation:

The holding company is to be incorporated on October 1, 2004 through the share transfer.

(2) Types and number of shares to be issued by the holding company:

Common stocks are to be issued upon incorporation of the holding company. The total number of shares of the holding company shall be the total of the sum of the total number of common stocks issued by the Company as of the day preceding the share transfer, and the number obtained by multiplying the total number of common stocks issued by SEGA CORPORATION as of the day preceding the share transfer by 0.28; provided, however, that numbers less than one-hundredth (1/100) of one share of the holding company are to be disregarded.

(3) Allocation of the shares of the holding company to the shareholders of the Corporations:

(a) Shareholders of the Company

One share of the Company is to be exchanged for one share of the holding company.

(b) Shareholders of SEGA CORPORATION

One share of SEGA CORPORATION is to be exchanged for 0.28 shares of the holding company.

The Corporations have the unit system of shares and their one unit consists of 100 shares. The unit system is to be adopted in the holding company and one unit is to be comprised of 100 shares.

(4) Cash consideration upon the share transfer:

The holding company shall not distribute any cash consideration upon the share transfer.

3. Outline of SEGA SAMMY HOLDINGS INC.

Company Name	SEGA SAMMY HOLDINGS INC.
Capital Stock	¥10 billion
Capital Surplus (additional paid-in capital)	The sum of shareholders' equity of the Company and SEGA CORPORATION, net of the capital above.
Headquarters	Minato-ku, Tokyo

4. Outline of SEGA CORPORATION

Company Name	SEGA CORPORATION	
Representative	Hisao Oguchi, President and Representative Director	
Capital Stock	¥127,582 million	
Headquarters	2-12, Haneda 1-chome, Ohta-ku, Tokyo	
Description of Business	(a) Development, manufacturing and sale of amusement equipment (b) Operation of amusement arcades (c) Development, manufacturing and sale of consumer products	
Balance Sheet as of March 31, 2004	Total Assets:	¥151,078 million
	Total Liabilities:	¥61,039 million
	Shareholders' Equity:	¥90,038 million
Net Sales and Net Income for Year Ended March 31, 2004	Net Sales:	¥97,268 million
	Net Income:	¥9,655 million

NOTE 17 — LAWSUITS

Currently, the following lawsuits have been filed against the Company in relation to the pachislot machines manufactured and distributed by the Company, claiming infringement of certain patent rights.

The Company believes that none of the cases being litigated constitute an infringement of any patent rights and is so insisting; however, such litigation process may adversely affect its operating results.

The right in question in case "b." is the same as the one in case "a." Japan Patent Office made a judgment that such patent right was invalid and the document of invalidation judgment was published as of December 25, 2002. Correspondingly, Aruze Corp. ("Aruze") filed a claim with Tokyo High Court as of January 27, 2003, insisting that such judgment shall be revoked, and the case has currently been on trial.

In the case of "c.", Japan Patent Office made a judgment that such patent right was invalid and the document of invalidation judgment was published as of November 17, 2003. Correspondingly, Aruze filed a claim with Tokyo High Court as of December 25, 2003, insisting that such judgment shall be revoked, and the case has currently been on trial.

The Company confirmed the delivery of a decision invalidating the utility model right dated June 5, 2003 in question in case "d." from Japan Patent Office. Correspondingly, Abilit Corporation (former Takasago Electric Industry Co., Ltd.) filed a claim with Tokyo High Court as of July 10, 2003, insisting that such judgment shall be revoked, and the case has currently been on trial.

a. The claim for damages of ¥10,066 million made by Aruze:
On March 19, 2002, Tokyo District Court made the judgment that the Company shall pay Aruze ¥7,416 million. The Company appealed to Tokyo High Court on the same day and the case has been on trial.

b. The claim for damages of ¥1,430 million made by Aruze:
The case was filed at Tokyo District Court on March 26, 2001, and has currently been on trial.

c. The claim for damages of ¥5,145 million made by Aruze:
The case was filed with Tokyo District Court on May 31, 2002, and has currently been on trial.

d. The claim for damages of ¥11,424 million made by Abilit Corporation:
The case was filed with Osaka District Court on July 18, 2002, and has currently been on trial.

Both Tokyo District Court and Tokyo High Court dismissed the claim for damages of ¥1,500 million made by Aruze reported in the previous annual report. Aruze appealed the case to the Supreme Court as of June 17, 2003. Subsequently, the Company won the case on January 20, 2004 following a refusal by the Supreme Court to hear Aruze's appeal.

Independent Auditors' Report

To the Board of Directors of
SAMMY CORPORATION

We have audited the accompanying consolidated balance sheets of SAMMY CORPORATION and consolidated subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the two years in the period ended March 31, 2004, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SAMMY CORPORATION and subsidiaries as of March 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the two years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2004 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1 to the consolidated financial statements.

KPMG AZSA & Co.

(KPMG AZSA & Co.)

Tokyo, Japan
June 25, 2004

Sammy Group Companies

As of March 31, 2004

Pachislot and Pachinko

Company Name	Capitalization	Voting Right (%)	Main Business Activities
RODEO Co., Ltd.	¥100 million	65.0	Development, manufacture, and sale of RODEO-brand pachislot machines
Shuko Electronics Co., Ltd.	¥495 million	87.2	Manufacture and sale of peripheral equipment for pachislot and pachinko halls
Sammy Design Co., Ltd.	¥40 million	—	Planning, design, and construction of pachislot and pachinko halls

NEWS

Company Name	Capitalization	Voting Right (%)	Main Business Activities
Sammy Amusement Service Co., Ltd.	¥450 million	100.0	Operation and support of amusement arcades and rental of amusement arcade equipment
SI ELECTRONICS, LTD.	¥244 million	85.7	Development and sale of system-on-chips for LCDs
Dimps Corporation	¥499 million	51.0	Development and sale of various kinds of digital content
ALEGRIA CORPORATION	¥118 million	59.5	Planning, development, production, sale, and management of Internet and other content
IP4 Inc.	¥100 million	70.0	Management of merchandisable characters
Underground Liberation Force Inc.	¥309 million	100.0	Planning, production, and sale of music CDs
Sammy NetWorks Co., Ltd.	¥206 million	80.2	Planning, production, and distribution of music and game-related content for mobile telephones and the Internet
APANDA Inc.	¥300 million	79.7	Development of commercial facilities, real estate leasing, and related operations
Nissho Inter Life Co., Ltd.	¥5,018 million	50.5	Planning, design, management, and construction of commercial premises and their interior fittings
Japan Multimedia Services Corporation	¥835 million	50.9	Multimedia information and communications network service operations
Sammy Golf Entertainment Inc.	¥480 million	100.0	Operation and management of The North Country Golf Club

Overseas Subsidiaries

Company Name	Capitalization	Voting Right (%)	Main Business Activities
Sammy Holding Co., Inc. (U.S.A.)	US$14,751 thousand	100.0	Planning of financial, legal, personnel, and business strategies for overseas Group companies
Sammy USA Corporation (U.S.A.)	US$3,900 thousand	—	Development, manufacture, and sale of amusement arcade equipment in North and South America
Sammy Europe Limited (U.K.)	£1,391 thousand	—	Sale of home videogame software and amusement arcade equipment
Sammy Studios, Inc. (U.S.A.)	US$6,500 thousand	—	Development, manufacture, and sale of home videogame software
RTzen, Inc. (U.S.A.)	US$5,502 thousand	70.4	Development and sale of graphics software for use in game software development

Sammy's Milestones

1975 November
- *Sammy Industry Co., Ltd., established in Itabashi-ku, Tokyo* (capital ¥1 million) and begins development of game machines

1978 March
- Develops and launches *Liberty Bell* arrange-ball machine
- Joins pachinko association, *Nippon Yugiki Kogyo Kumiai*

1980 July
- Develops and launches *TV Jankyu*, the first *jankyu* (a combination between mahjong and pachinko) game machine in the industry that utilizes a monitor

1981 May
- Joins pachislot association, *Nippon Dendoshiki Yugiki Kogyo Kyodo Kumiai*

1982 March
- Develops and launches the *Empire* pachislot machine

1991 September
- Relocates Head Office to Toshima-ku, Tokyo

1993 November
- Develops and launches pachislot simulation game for *Super Famicom—Jissen Pachislot Hisshoho!*

1995 February
- Develops and launches *CR Gold Rush 2* pachinko machine

1996 March
- Establishes subsidiary Sammy USA Corporation (now a consolidated subsidiary), in Illinois, United States, to market home videogame software in the U.S.

1997 April
- Establishes wholly owned subsidiary *MAXBET Co., Ltd. (now Sammy* Rental Service Co., Ltd., a consolidated subsidiary), in Toshima-ku, Tokyo, to upgrade quality of home videogame software development
- Changes corporate name to *Sammy Corporation*

1998 July
- Establishes wholly owned subsidiary Sammy Amusement Service Co., Ltd. (now a consolidated subsidiary), in Toshima-ku, Tokyo, to bolster amusement arcade equipment rental operations

1999 October
- Establishes Underground Liberation Force Inc. (now a consolidated subsidiary), which is involved in music production, CD sales, and distribution of music via the Internet

1999 December
- Registers shares for over-the-counter market with the Japan Securities Dealers Association

2000 July
- Acquires all shares of Barcrest Co., Ltd. (now RODEO Co., Ltd., a consolidated subsidiary), to reinforce pachislot business
- Acquires stake in Dimps Corporation (now a consolidated subsidiary), a developer of wide-ranging digital content


Sammy's first pachislot machine, *Empire* (launched 1982)


The hit pachislot machine *Aladdin* (launched 1989)


CR Gold Rush 2, our debut CR digital pachislot machine (launched 1995)


GE GE GE NO KITARO, the industry's first pachislot machine incorporating an LCD (launched 1999)
©MIZUKI PRO·SOTTOARAGE


JYUOH, our AT-function pachislot machine (launched 2001)

2001 March
- Lists on First Section of the Tokyo Stock Exchange
- Establishes Sammy Europe Limited (now a consolidated subsidiary) in London, United Kingdom, as a wholly owned subsidiary of Sammy USA Corporation as part of overseas amusement business strategy

2001 April
- Establishes Sammy Entertainment Inc. (now consolidated subsidiary *Sammy Studios, Inc.) in California, United States, as a wholly owned* subsidiary of Sammy USA Corporation to bolster overseas sales of home videogame software
- *Opens Kawagoe Factory in Saitama to strengthen production of* pachislot and pachinko machines

2001 August
- Acquires stake in *SI ELECTRONICS, LTD.* (now a consolidated subsidiary), to bolster amusement, pachislot, and pachinko businesses

2001 October
- Acquires stake in Shuko Electronics Co., Ltd. (now a consolidated subsidiary), with the aim of entering the pachislot and pachinko peripheral equipment market

2002 January
- Establishes RTzen, Inc. (now a consolidated subsidiary), in California, United States, to reinforce NEWS business
- Establishes level 1 (over-the-counter) American Depositary Receipt (ADR) program to attract new investors and expand investor base

2002 April
- Establishes Sammy Holding Co., Inc., in California, United States, as a holding company for Sammy USA Corporation, Sammy Europe Limited, and Sammy Studios, Inc., to centralize overseas business

2002 December
- Acquires stake in IP4 Inc. (now a consolidated subsidiary) to consolidate and bolster merchandising operations
- Acquires stake in U's Mobile Co., Ltd. (now Sammy NetWorks Co., Ltd., a consolidated subsidiary), to enhance operations for network-based content

2003 July
- Acquires stake in APANDA Inc. (now a consolidated subsidiary) with the aim of reinforcing NEWS business

2003 October
- Acquires stake in The North Country Golf Club (now consolidated subsidiary Sammy Golf Entertainment Inc.) to expand operations in sports entertainment field

2003 November
- Acquires stake in Nissho Inter Life Co., Ltd. (now a consolidated subsidiary), through a tender offer to enhance interior finishing operations for various commercial facilities

2003 December
- Acquires stake in Japan Multimedia Services Corporation (now a consolidated subsidiary) to enter the online games market
- Acquires stake in SEGA CORPORATION (now an equity-method affiliate) to enable NEWS business to expand and reach profitability more quickly

Corporate Data

As of March 31, 2004

Company Name
SAMMY CORPORATION

Head Office
2-23-2 Higashi Ikebukuro,
Toshima-ku, Tokyo 170-8436, Japan
TEL: +81-3-5950-3790

Established
November 1, 1975

Capital
¥15,375 million

Number of Employees
975 (Non-consolidated)
1,927 (Consolidated)

Independent Auditor
KPMG AZSA & Co.

Principal Business
- *Development, manufacture, and sale of pachislot machines, pachinko machines, and peripheral equipment*
- Manufacture and sale of electronic amusement arcade equipment and development and sale of home videogame software
- Sale, lease, import, and export of game machines

Network
Head Office: Toshima-ku, Tokyo
Kawagoe Factory: Kawagoe, Saitama
Sapporo Distribution Center: Sapporo, Hokkaido
Tsurugashima Distribution Center: Tsurugashima, Saitama
Kansai Distribution Center: Osaka
Kyushu Distribution Center: Kasuya-gun, Fukuoka

Branches
Sapporo, Sendai, Tokyo, Nagoya, Osaka, Hiroshima, Fukuoka

Sales Offices
Pachislot and Pachinko Businesses
Obihiro, Aomori, Morioka, Koriyama, Tokyo, Niigata, Nagano, Takasaki, Tsukuba, Saitama, Chiba, Yokohama, Shizuoka, Kanazawa, Osaka, Kyoto, Kobe, Okayama, Takamatsu, Oita, Miyazaki
NEWS Business
Osaka

Members of Board of Directors and Auditors / Executive Officers

As of July 1, 2004

CHAIRMAN AND CHIEF EXECUTIVE OFFICER
Hajime Satomi*

VICE CHAIRMAN
Toru Katamoto*

PRESIDENT AND CHIEF OPERATING OFFICER
Kenkichi Yoshida* (Managing Production Division / Division Manager, R&D Control Office)

SENIOR MANAGING DIRECTOR
Keishi Nakayama (Managing President Office)

MANAGING DIRECTOR
Kiyofumi Sakino* (Managing Administration Division Office / Division Manager, SEGA SAMMY Business Combination Planning Office)

MANAGING DIRECTOR
Yoshiharu Suzuki* (Managing Amusement Sales & Marketing Division / Division Manager, AM / NEWS Business Division)

DIRECTOR
Hideo Yoshizawa* (Division Manager, Administration Division)

DIRECTOR
Katsuya Kondo* (Managing SP Business Control Office / Division Manager, SP Sales Division)

STANDING CORPORATE AUDITOR
Toshio Hirakawa

CORPORATE AUDITOR
Etsuo Sakai

CORPORATE AUDITOR
Akio Kioi

EXECUTIVE OFFICER
Yoshitaka Kawamura (Division Manager, SP Business Control Office)

EXECUTIVE OFFICER
Masakazu Yoshino (Seconded to Shuko Electronics Co., Ltd.)

EXECUTIVE OFFICER
Takashi Komiya (Seconded to RODEO Co., Ltd.)

EXECUTIVE OFFICER
Norio Uchida (Division Manager, PS R&D Division)

EXECUTIVE OFFICER
Kouichi Fukazawa (Division Manager, President Office)

EXECUTIVE OFFICER
Kunihiko Watanabe (Division Manager, Production Division)

* Chairman and Chief Executive Officer, Hajime Satomi; Vice Chairman, Toru Katamoto; President and Chief Operating Officer, Kenkichi Yoshida; Managing Directors, Kiyofumi Sakino and Yoshiharu Suzuki; Directors, Hideo Yoshizawa and Katsuya Kondo are also Executive Officers.

Stock Information

As of March 31, 2004

Common Stock

Authorized:
200,000,000 shares

Issued:
87,500,718 shares

Stock Listing

Tokyo

Stock Code

6426

Number of Shareholders

23,909

Transfer Agent of Common Shares

UFJ Trust Bank Limited
4-3, Marunouchi 1-chome,
Chiyoda-ku, Tokyo 100-0005, Japan

American Depositary Receipts

Symbol: SMMYY

CUSIP: 79587M106

Exchange: OTC

Ratio (ADR:ORD): 2:1

Depositary:
The Bank of New York (Sponsored)
101 Barclay Street, New York, NY 10286, U.S.A.
U.S. toll free: (888)269-2377 (888-BNY-ADRS)
Tel: 1-212-815-2042

Level of Program: Level 1

URL: http://www.adrbny.com

Principal Shareholders

	Name of Shareholder	Shares Held	(%)
1	Hajime Satomi	24,165,585	27.6%
2	SS PLANNING CORPORATION	9,498,200	10.9%
3	FSC Co., Ltd.	7,086,420	8.1%
4	Sammy Corporation	6,572,989	7.5%
5	The Master Trust Bank of Japan, Ltd. (Trustee)	4,274,000	4.9%
6	Bank of New York for Goldman Sachs International (Equity)	2,099,900	2.4%
7	Japan Trustee Services Bank, Ltd. (Trustee)	1,884,100	2.2%
8	Naoya Harano	1,361,880	1.6%
9	TAKAYAMA BUSSAN Co., Ltd.	571,500	0.7%
10	State Street Bank & Trust Co.	520,000	0.6%

Breakdown of Shareholders


2002
13.1%
2.2%
29.3%
7.6%
47.8%
2003
13.8%
1.6%
24.0%
4.7%
49.5%
6.4%
2004
11.4%
1.5%
21.0%
10.4%
48.2%
7.5%
Securities Companies
Other Companies
Foreign Institutions and Individuals
Sammy
Financial Institutions
Japanese Individuals and Others




Sammy

http://ir.sammy.co.jp

Printed on recycled paper
Printed in Japan

SEGA CORPORATION
Annual Report 2004


the
excitement
company



play it again
www.sega.co.jp

SEGA

SEGA CORPORATION


© SEGA

the excitem

Contents

Cautionary Statements

This annual report contains forecasts of business results, statements regarding business plans and other forward-looking statements. These statements are based on management's assumptions regarding the economic environment and the Company's operating environment as of the date of publication and involve various risks and uncertainties. Actual business results may differ materially from forecasts herein.


© SEGA, 2003, 2004

ent company, SEGA®

SEGA CORPORATION was established in 1951 and incorporated in 1960. Three pillars support SEGA's all-round entertainment business – Amusement Machine Sales, Amusement Center Operations, and Consumer Business – which operates in markets the world over. Our core competence lies in our ability to develop a diverse range of products in those three business segments. Consequently, SEGA has debuted an array of first-ever products. By offering a steady flow of such leading-edge goods, the Company has consistently led markets. Thanks to those extensive software assets, SEGA has become one of only a handful of blue-chip game manufacturers recognized by game players worldwide.



consolidated financial highlights

SEGA CORPORATION and Consolidated Subsidiaries
For the years ended March 31, 2002, 2003 and 2004

	Millions of yen			Thousands of U.S. dollars (Note)	% Change
	2002	2003	2004	2004	2003 vs 2004
For the year:					
Net Sales:					
Amusement Machine Sales	¥ 52,664	¥ 61,344	¥ 60,366	$ 571,161	-1.6%
Amusement Center Operations	68,534	69,331	69,860	660,990	0.8
Consumer Business	85,136	66,549	61,032	577,462	-8.3
Total	¥206,334	¥197,224	¥191,258	$1,809,613	-3.0
Costs of Sales	¥144,717	¥144,162	¥138,687	$1,312,205	-3.8
Gross Profit	61,617	53,062	52,571	497,408	-0.9
Selling, General and Administrative Expenses	47,416	43,765	38,091	360,404	-13.0
Operating Income	14,201	9,297	14,480	137,004	55.7
Net Income (Loss)	(17,829)	3,054	8,761	82,893	186.9
Return on equity	—	3.6%	9.5%	9.5%	163.9
At year-end:					
Total Assets	243,910	222,067	189,056	1,788,779	-14.9
Total Shareholders' Equity	83,570	86,886	97,963	926,890	12.7
	Yen			U.S. dollars (Note)	% Change
Per share:					
Net Income (Loss) - basic	¥(119.2)	¥19.7	¥56.0	$0.53	184.3%
Cash Dividends	—	—	—	—	

Note: U.S. dollar amounts are translated from Japanese yen, for convenience only, at the rate of ¥105.69 to U.S.$1, the exchange rate prevailing at March 31, 2004.



Net Sales
Billions of yen
350
300
250
200
150
100
50
0
00 01 02 03 04
Operating Income (loss)
Billions of yen
20
10
0
-10
-20
-30
-40
-50
-60
00 01 02 03 04
Net Income (loss) & ROE
Billions of yen
%
10
0
-10
-20
-30
-40
-50
-60
00 01 02 03 04
— ROE (right scale)

a message from the management






Hajime Satomi
Chairman

Hisao Oguchi
President

Since its establishment, SEGA has marketed a series of innovative hit products in amusement related markets based on its continuous development of new technologies. The SEGA brand has been built on outstanding product development capabilities and a willingness to take on challenges in new fields. Furthermore, SEGA's Consumer Business has established a powerful brand image worldwide by offering highly popular home-use game software titles, such as the flagship *Sonic Series* products. Despite today's volatile business conditions, we will increase profitability by strengthening the hallmarks of the SEGA brand – product development capabilities, bold innovation in new fields, and global brand power.

FISCAL 2004 PERFORMANCE

In the fiscal year ended March 31, 2004, the Japanese economy showed promising signs of an upturn, with recoveries in corporate earnings and share prices. However, consumer spending remained flat due to minimal improvements in employment and personal income.

Against that backdrop, the Amusement Machine Sales segment posted brisk mainstay product sales, including *UFO Catcher 7* and *Star Horse*, due to demand generated by aggressive amusement center openings in the amusement industry. Meanwhile, the performance of Amusement Center Operations fell short of expectations. Although a new business, *The King of Beetle Mushiking*, substantially outperformed sales projections, existing businesses were adversely affected by the absence of launches of industry-leading, large-scale products during the year under review and by a series of large-format amusement center openings by competitors. The Consumer Business segment also posted results below targets. While certain titles significantly exceeded sales forecasts worldwide, sales of sports and other titles in North America were sluggish.

As a result of such factors, SEGA recorded consolidated net sales of ¥ 191.3 billion, operating income of ¥ 14.5 billion, and net income of ¥ 8.8 billion. Despite a decrease in net sales, we were able to post substantial increases in earnings.

MANAGEMENT INTEGRATION

In October 2004, a share-for-share exchange between SEGA and Sammy Corporation will result in the establishment of a holding company, SEGA SAMMY HOLDINGS INC., which will become the parent company of both companies. In May 2004, meetings of the boards of directors of both companies decided to establish the holding company under which the companies' managements will be integrated and concluded a stock-for-stock exchange agreement. Following management integration on October 1, 2004, both companies will work to maximize the corporate value of the new company and establish a strong position as a global, comprehensive entertainment company by seeking optimal synergies and enhanced efficiency in the companies' operations in Japan and overseas.

CORPORATE GOVERNANCE

SEGA regards corporate governance as one of the most important management issues. Accordingly, SEGA will upgrade management systems and implement required measures to enhance governance functions and to realize its fundamental management policy of continuously heightening corporate value through profitable growth.

Specifically, in June 1998 SEGA introduced a corporate officer system in order to separate its management and implementation functions, to expedite decision making, and to clarify responsibility for operational implementation. SEGA's board of directors comprises six members that decide important management and compliance issues and continuously supervise operational implementation.

Further, SEGA utilizes an auditor system that enables the strict monitoring of management activities. Auditors attend meetings of the board of directors and the management implementation committee and conduct timely and appropriate auditing of the Company. Two statutory auditors conduct audits to ensure the maintenance of appropriate operational activities. Moreover, two outside auditors audit SEGA from an objective standpoint.

In the fiscal year under review, 28 meetings of the board of directors were convened to decide important compliance and management issues and to supervise operational implementation. Also, the management implementation committee met 32 times and the board of auditors met 17 times during the year.

Aiming to heighten the transparency of its management, SEGA will redouble efforts to disclose adequate and timely information to its shareholders and other investors.

TOWARD ENHANCED CORPORATE VALUE

SEGA aspires to be a corporate group that earns the strong endorsement and trust of customers. Our goal is to become the interactive entertainment and amusement industries' leading company by taking on the challenge of extending the conventional limits of game software based on our key "connection" concept. Also, we intend to enhance profitability and reinforce our financial position. To those ends, in Amusement Machine Sales, SEGA will work to revitalize Japan's amusement related markets and win substantial market shares worldwide; in Amusement Center Operations, the Company will create and grow new markets; and in Consumer Business, SEGA will establish a highly profitable structure. We are convinced that, founded on profitable growth, those initiatives will continue to heighten corporate value and generate returns for our shareholders. Following the management integration of SEGA and Sammy under a holding company on October 1, 2004, the companies will maximize corporate value by leveraging their respective strengths. To enable the new company to take a significant leap forward as a global, comprehensive entertainment company, both companies will reduce costs and improve profitability by pursuing synergies through the optimal allocation of management resources and by enhancing management efficiency.

In closing, we would like to ask our shareholders for their continued support as we advance toward a turning point in our history.

July 2004

Hajime Satomi, Chairman and CEO

Hisao Oguchi, President and COO




SEGA SAMMY
HOLDINGS



new holding company

Following resolutions at meetings of the boards of directors of both companies on May 18, 2004, SEGA CORPORATION (SEGA) and Sammy Corporation (Sammy) concluded an agreement to establish SEGA SAMMY HOLDINGS INC. (SEGA SAMMY or the Holding Company) through a share-for-share exchange. That agreement was premised on the approval of each company's ordinary general meeting of shareholders and of relevant governmental agencies. The management of both companies will be integrated under SEGA SAMMY, which will become the parent company of SEGA and Sammy.

Subsequent to the conclusion of the abovementioned agreement, Sammy and SEGA received approval for the integration from their ordinary general meetings of shareholders held on June 25, 2004, and June 29, 2004, respectively. Permission from relevant governmental agencies has also been received.

aims

- Strengthen position as a global, comprehensive entertainment company
- Benefit from the complementarity of the operations of SEGA and Sammy
- Step up the pace of global operational expansion by enhancing efficiency and realizing synergies between SEGA and Sammy
- Reinforce the SEGA SAMMY Group's financial position and management platform to achieve growth strategies

integration benefits

EXPANSION OF EARNINGS THROUGH EFFICIENT MANAGEMENT, COMPLEMENTARY DOVETAILING OF BUSINESS AREAS

SEGA's Amusement Machine Sales and Amusement Center Operations and Sammy's pachislot and pachinko businesses account for an increasingly large portion of each company's operations. Given that there are very few business areas in which the two companies compete with each other or in which they have common business partners, we believe that it will be possible to achieve a mutually complementary operational structure by integrating the managements of the companies. In the medium term, the SEGA SAMMY Group will work to reduce costs and increase profits through the construction of a lean, well-balanced, and efficient management structure. The Holding Company will achieve those goals by optimally leveraging the new Group's management resources and by reorganizing and consolidating both companies, including their subsidiaries in Japan and overseas. Those restructuring efforts will focus on operations with small-scale earnings that overlap with SEGA's operations, such as Sammy's amusement arcade operations.

OPERATIONAL SYNERGY

The SEGA SAMMY Group will pursue synergy benefits among Group operations by strategically deploying both companies' management resources. We expect that fully exploiting such synergy benefits will grow sales and enhance profit margins.

ENHANCED MANAGEMENT EFFICIENCY UNDER THE HOLDING COMPANY

The Holding Company will maximize the efficiency of overall Group management by centralizing planning, operational, and administrative functions and by swiftly and flexibly formulating plans for cash flow allocation and capital expenditures.

ESTABLISHMENT OF A STABLE MANAGEMENT STRUCTURE

We believe that the pursuit of enhanced management efficiency and optimal synergies among the companies' business areas following the integration will mitigate both companies' current reliance on relatively narrow business areas and lead to the rapid establishment of a management structure with long-term stability.

overview

- On October 1, 2004, SEGA and Sammy will jointly establish the Holding Company and become its wholly owned subsidiaries through a share-for-share exchange.
- The integration of the companies' businesses under the Holding Company and the formation of new entities based on business segments are expected to be completed by March 2007.

operational reorganization plan

Phase 1: from October 2004


SEGA
SAMMY
SAMMY
SEGA

Establishment of a Strong Management Structure

Phase 2: by March 2007 (tentative)


SEGA
SAMMY
Pachislot and Pachinko Related Business
Amusement and Consumer Related Business
Media Contents and Network Related Business
Other Business

Optimal Utilization of Management Resources

holding company

Company name

SEGA SAMMY HOLDINGS INC.

Headquarters location

Minato-ku, Tokyo

Representative

Hajime Satomi,

Chairman, President and Representative Director



© SEGA

Paid-in capital ¥10 billion

Fiscal year-end March 31

Number of shares constituting one full unit of stock 100 shares

Auditing firm KMPG Azsa & Co.

Functions

- Undertake planning, operations, and management to optimize the Group as a whole.
- Coordinate overall Group management and manage and oversee operational implementation after clarifying each company's areas of authority and responsibility.
- Formulate and execute management strategies focused on fully leveraging management resources, promoting profitable growth, and realizing integration benefits at an early stage.


SEGA SAMMY
HOLDINGS

logo

The new company's logo is a design based on the letter "S," the initial letter of both companies' names. The strong synergy benefits generated by the integration of the two companies are represented by a combination of blue and green, which are the companies' corporate colors. Further, the logo expresses the dynamism, strength, and novelty of the SEGA SAMMY Group.

In the logo, a curved line that suggests the horizon linking the words SEGA and SAMMY symbolizes the companies' collaboration. The horizon represents the SEGA SAMMY Group's determination to develop globally.

review of operations

SEGA CORPORATION and its consolidated subsidiaries continued to perform steadily as leaders in the interactive entertainment and amusement industries.

net sales
¥191,258 million

	Amusement Center Operations	Consumer Business	Amusement Machine Sales
	¥69,860 million	¥61,032 million	¥60,366 million
	36.5%	31.9%	31.6%

FY2004 Net Sales by Business Segment

- Amusement Machine Sales
- Consumer Business
- Amusement Center Operations

Amusement Machine Sales surpassed initial projections due to demand resulting from stepped-up amusement center openings by amusement center operators, the segment's mainstay customers. Meanwhile, Amusement Center Operations failed to meet targets because the Company did not market any industry-leading, large-scale products and because of gradual change in the composition of existing amusement centers stemming from the closure of small centers and the opening of large-format centers. Also, Consumer Business fell short of sales forecasts. Worldwide sales of certain titles substantially exceeded projections but were unable to offset weak sales of other titles, including sports titles in North America.

As a result, SEGA recorded a 3.0% year-on-year decrease in consolidated net sales, to ¥191.3 billion. Furthermore, net sales from domestic operations edged up 0.3%, to ¥164.0 billion, while overseas sales were down 19.3%, to ¥27.3 billion. However, operating income climbed 55.7%, to ¥14.5 billion.

In other income (expenses), SEGA accounted for other income associated with gain on sales of investments in securities of ¥0.6 billion, gain on redemption of convertible bond of ¥0.5 billion, and gain on sales of property and equipment of ¥1.0 billion.

Meanwhile, the Company recorded other expenses that included loss on valuation of investments in securities of ¥1.5 billion, amortization of goodwill of ¥1.2 billion, and loss on disposal of inventories of ¥0.8 billion. As a result, total other expenses, net, were ¥4.1 billion. Income before income taxes and minority interest in earnings of consolidated subsidiaries amounted to ¥10.3 billion, and net income jumped 186.9% year on year, to ¥8.8 billion.

amusement machine sales

31.6%

¥60,366 million

Net sales decreased 1.6% from the previous fiscal year, to ¥60.4 billion, while operating income amounted to ¥12.0 billion.

Domestic sales substantially exceeded our initial targets due to the aggressive opening of medium-to-large amusement centers, which generated heavy demand for the Company's popular mainstay products, such as *UFO Catcher 7* and *Star Horse*.

Further, new products posted higher earnings than expected thanks to brisk sales of products that showcase SEGA's technology development capabilities, including *OutRun2* and *Star Horse Progress*. Also, sales of prize products were favorable due to strong demand resulting from higher sales of such popular mainstay products as *UFO Catcher 7* that accompanied stepped-up amusement center openings.

In overseas sales, SEGA sought to expand its markets by popularizing new playing concepts based on multiplayer games. However, SEGA was still in the process of implementing those initiatives during the year under review. As a consequence, results were lower than we initially hoped.



Amusement Machine Sales
Billions of yen


100
75
50
25
0
20
15
10
5
0
-5
00
01
02
03
04
Net Sales
Operating Income · Loss (right scale)

segment performance

36.5%

¥69,860 million

amusement center operations



Net sales edged up 0.8%, to ¥ 69.9 billion, and operating income amounted to ¥ 6.1 billion. The performance of existing amusement centers did not meet initial targets due to the absence of launches of industry-leading, large-scale products and the adverse effect of aggressive openings of large-format amusement centers by competitors.

Our flagship amusement center, *Tokyo Joypolis*, continued to report favorable results thanks to the successive hosting of a wide variety of events and sales promotions.

Further, *The King of Beetle Mushiking*, a new business venture that combines equipment leasing and card sales, triggered a major boom among children and substantially outperformed our initial sales projections. The success of that new operation has established a new business model for equipment in standalone locations.

Aiming to strengthen the profitability of Amusement Center Operations, SEGA opened 16, mainly medium-to-large, amusement centers in the fiscal year under review. Meanwhile, we closed 40 amusement centers, giving a total of 473 amusement centers at fiscal year-end.

Amusement Center Operations
Billions of yen


100
75
50
25
0
20
15
10
5
0
00
01
02
03
04
Net Sales
Operating Income (right scale)

consumer business

31.9%

¥61,032 million


© SEGA, 2004

Net sales decreased 8.3%, to ¥61.0 billion, and an operating loss of ¥2.8 billion was recorded.

In the fiscal year under review, the Consumer Business segment sold 8,560 thousand units of 71 SKUs of home-use game software, compared with a sales target of 9,380 thousand units of 78 SKUs. In Japan, we sold 2,770 thousand units of 27 SKUs, compared with sales plans of 3,230 thousand units of 30 SKUs. In North America, SEGA sold 4,210 thousand units of 22 SKUs, compared with sales plans of 4,230 thousand units of 24 SKUs. In Europe, we sold 1,580 thousand units of 22 SKUs, compared with sales plans of 1,920 thousand units of 24 SKUs.

Furthermore, marketing of *Blood Will Tell* and *Headhunter Redemption*, which had been slated for the fourth quarter of the fiscal year under review, was postponed to the current fiscal year to upgrade the quality of those titles.

In Japan, various sports training simulation games contributed to solid earnings, including *Let's Make a Professional J. League Soccer Club! 3* (PS2); *Let's Make a Professional Baseball Team! 2003* (PS2); *Let's Train a Derby Horse!* (PS2, GC); the driving game *Initial D Special Stage* (PS2); and the puzzle game *Puyo Pop Fever* (PS2, NGC, DC).

In the North American market, overall sales did not meet the Company's initial projections. Sales of newly released entertainment titles, such as *Sonic Heroes* (PS2, NGC, XB), *Sonic Adventure DX* (NGC), *Sonic Adventure 2: Battle* (NGC), and *Virtua Fighter 4 Evolution* (PS2), and repeat orders for existing titles were higher than expected. However, this strong performance did not fully compensate for sales of sports titles, which were substantially lower than initial forecasts.

In Europe, sales exceeded projections thanks to robust orders for new entertainment titles, including *Sonic Heroes* (PS2, NGC, XB), *Virtua Fighter 4 Evolution* (PS2), and *Sonic Adventure DX* (NGC), and repeat orders for existing titles.

Furthermore, in the year under review SEGA sold 1,420 thousand units of *Sonic Heroes* worldwide, with Japan accounting for 150 thousand units; the United States, 850 thousand units; and Europe, 420 thousand units.

Consumer Business
Billions of yen


200
100
0
80
40
0
−40
−80
00
01
02
03
04
Net Sales
Operating Income · Loss (right scale)

Based on a structural reform plan launched in April 2001, SEGA has pursued financial reform initiatives that aim to realize positive net cash management and improve the Company's financial position.

Compared with SEGA's financial position at the end of March 2001, at the end of March 2004 interest-bearing debt had decreased from ¥ 120.1 billion to ¥ 53.6 billion and cash and cash equivalents had increased from ¥ 37.6 billion to ¥ 71.9 billion. As a result, net cash (the year-end difference between cash and cash equivalents and interest-bearing debt) improved significantly to ¥ 18.3 billion, compared with a net cash deficit of ¥ 82.5 billion three years ago. Further, over that three-year period total assets decreased from ¥ 284.5 billion to ¥ 189.1 billion as a result of increasing the liquidity of assets and streamlining assets through sales of idle real estate, investments in securities not directly related to SEGA's business, and other measures. The shareholders' equity ratio improved from 32.2% at the end of March 2001 to 51.8%.

Our financial reform efforts have produced significant results. We plan to continue advancing cash flow management and Group management based on nine key management indicators and the simultaneous pursuit of profitability, shareholder value, efficiency, and safety.



results of financial reform

NINE MANAGEMENT INDICATORS	2001	2002	2003	2004
Return on equity	- 60.0%	- 20.3%	3.6%	9.5%
Shareholders' equity ratio	32.2%	34.3%	39.1%	51.8%
Current ratio	62.4%	125.9%	324.2%	219.1%
Fixed ratio	204.6%	156.7%	96.6%	84.5%
Operating income to total assets ratio	- 15.8%	5.4%	4.0%	7.0%
Operating income margin	- 21.4%	6.9%	4.7%	7.6%
Gross profit ratio	10.2%	29.9%	26.9%	27.5%
SG&A expenses to net sales ratio	31.6%	23.0%	22.2%	19.9%
Free cash flow margin	- 27.2%	0.4%	24.5%	6.5%

Return on equity = Net income / yearly average of total shareholders' equity
Shareholders' equity ratio = Total shareholders' equity / total assets
Current ratio = Current assets / current liabilities
Fixed ratio = Fixed assets / total shareholders' equity
Operating income to total assets ratio = Operating income / yearly average of total assets
Operating income margin = Operating income / net sales
Gross profit ratio = Gross profit / net sales
SG&A expenses to net sales ratio = Selling, general and administrative expenses / net sales
Free cash flow margin = (Net cash provided by operating activities + Net cash provided by (used in) investing activities) / net sales

total interest-bearing debt to equity ratio* (Line graph)

%

150

120

90

60

30

0

THEME • Positive net cash and improvement of financial position

TARGETS • Streamline balance sheets (significant improvements in fixed ratio, current ratio, shareholders' equity ratio)
• Reduce interest-bearing debt
• Review interest-bearing debt
• Advance redemption of convertible bonds through purchases of convertible bonds

© SEGA

streamlined balance sheets

Millions of yen
As of March 31, 2001



Current Assets
¥96,853
Investments and Advances
¥88,374
Property and Equipment
¥66,998
Others
¥32,241



Current Liabilities
¥155,107
Long-Term Liabilities
¥36,878
Others ¥794



Shareholders' Equity
¥91,687

Total assets ¥284,466

Total liabilities, minority interest in consolidated subsidiaries and shareholders' equity ¥284,466



Millions of yen
As of March 31, 2004



Current Assets
¥106,156
Investments and Advances
¥21,667
Property and Equipment
¥40,596
Others ¥20,637

Current Liabilities ¥48,455

Long-Term Liabilities ¥42,101

Others ¥537

Shareholders' Equity ¥97,963

Total assets ¥189,056

Total liabilities, minority interest in consolidated subsidiaries and shareholders' equity ¥189,056

As of March 31,	2001	2002	2003	2004
	Millions of yen			
Short-term bank loans	¥ 38,306	¥ 29,208	¥ 1,510	¥ 725
Current portion of bond	-	-	2,450	2,950
Current portion of convertible bond	-	5,000	-	10,080
Current portion of long-term debt	52,232	1,741	4,939	4,988
Long-term debt	29,581	63,364	86,362	34,881
Total interest-bearing debt	¥ 120,119	¥ 99,313	¥ 95,261	¥ 53,624
Total interest-bearing debt to equity ratio*	131.0%	118.8%	109.6%	54.7%
Cash and cash equivalents	37,633	52,751	101,362	71,923
Net cash (Cash and cash equivalents - Interest-bearing debt)	(82,486)	(46,562)	6,101	18,299

2001 2002 2003 2004

financial section

five-year financial summary

SEGA CORPORATION and Consolidated Subsidiaries
For the years ended March 31

Millions of yen except per share data

	2000	2001	2002	2003	2004
For the year:					
Net sales	¥ 339,055	¥ 242,913	¥ 206,334	¥ 197,224	¥ 191,258
Costs of sales	290,492	218,235	144,717	144,162	138,687
% of net sales	85.7%	89.8%	70.1%	73.1%	72.5%
Selling, general and administrative expenses	88,917	76,697	47,416	43,765	38,091
% of net sales	26.2%	31.6%	23.0%	22.2%	19.9%
Operating income (loss)	(40,354)	(52,019)	14,201	9,297	14,480
% of net sales	- 11.9%	- 21.4%	6.9%	4.7%	7.6%
Net income (loss)	(42,880)	(51,730)	(17,829)	3,054	8,761
% of net sales	-	-	-	1.5%	4.6%
Return on equity	-	-	-	3.6%	9.5%
Return on assets	-	-	-	1.3%	4.3%
Per share data (yen):					
Net income (loss) - basic	¥ (390.60)	¥ (341.60)	¥ (119.20)	¥ 19.70	¥ 56.00
Cash dividends	-	-	-	-	-
Research and development expenses	¥ 30,631	¥ 22,568	¥ 23,208	¥ 27,665	¥ 26,689
Capital expenditures	27,510	21,505	15,616	12,989	14,149
Depreciation and amortization	23,569	24,163	18,589	15,575	13,331
At year-end:					
Cash and cash equivalents	¥ 98,325	¥ 37,633	¥ 52,751	¥ 101,362	¥ 71,923
Total assets	375,341	284,466	243,910	222,067	189,056
Total shareholders' equity	80,725	91,687	83,570	86,886	97,963
Shareholders' equity ratio	21.5%	32.2%	34.3%	39.1%	51.8%

management's discussion and analysis

OVERVIEW

In the fiscal year ended March 31, 2004, there were positive signs of an upturn in the Japanese economy. However, consumer spending remained flat due to minimal improvements in employment and personal income levels. A leader in the interactive entertainment and amusement industries, SEGA CORPORATION and its consolidated subsidiaries continued to steadily advance their operations.



Net Sales
Billions of yen
350
300
250
200
150
100
50
0
00
01
02
03
04

NET SALES

In the fiscal year under review, consolidated net sales decreased 3.0%, to ¥191.3 billion (US$1,809.6 million). Net sales from domestic operations edged up 0.3%, to ¥164.0 billion (US$1,551.6 million), while overseas sales decreased 19.3%, to ¥27.3 billion (US$258.0 million). Amusement Machine Sales outperformed our initial projections due to heavy demand stemming from aggressive opening of amusement centers. Meanwhile, Amusement Center Operations fell short of sales targets because the Company did not market any large, industry-leading products during the year and continued to change the composition of its amusement centers by closing small facilities and opening large facilities. Consumer Business also posted results below planned levels. Although worldwide sales of certain titles significantly exceeded our initial forecasts, this did not fully offset a downturn in sales of other titles, including sports titles in North America.



Net Sales by Region
Consolidated Total
¥191,258 million
Japan 85.7% ¥163,993 million
North America 8.9% ¥16,980 million
Europe 5.4% ¥10,285 million
Costs of Sales
Billions of yen
%
300
250
200
150
100
50
0
100
80
60
40
20
0
00
01
02
03
04
% of Net Sales (right scale)

COSTS, EXPENSES, AND EARNINGS

A 3.8% decrease in costs of sales, to ¥138.7 billion (US$1,312.2 million), led to a 0.6-percentage-point improvement in the costs of sales ratio, to 72.5%. The enhancement of this ratio was made possible by SEGA's cost structure, which is able to respond flexibly to fluctuations in net sales. Meanwhile, gross profit edged down 0.9%, to ¥52.6 billion

(US$497.4 million). Selling, general and administrative (SG&A) expenses fell 13.0% to ¥38.1 billion (US$360.4 million), which was mainly attributable to decreases in R&D expenses of ¥1.0 billion and advertising expenses of ¥2.2 billion. As a result, the SG&A expenses ratio declined from 22.2% in the previous fiscal year to 19.9%.

Operating income climbed 55.7%, to ¥14.5 billion (US$137.0 million), while the operating income margin rose from 4.7% to 7.6% in the fiscal year under review.

Other income included gain on sales of investments in securities of ¥0.6 billion (US$5.4 million), gain on redemption of convertible bond of ¥0.5 billion (US$4.8 million), and gain on sales of property and equipment of ¥1.0 billion (US$9.6 million).

Other expenses included loss on valuation of investments in securities of ¥1.5 billion (US$14.4 million), amortization of goodwill of ¥1.2 billion (US$11.1 million), and loss on disposal of inventories of ¥0.8 billion (US$7.2 million).

As a consequence, the Company accounted for total other expenses, net, of ¥4.1 billion (US$39.2 million).

Due to the abovementioned factors, net income jumped 186.9%, to ¥8.8 billion (US$82.9 million), and net income per share increased from ¥19.7 to ¥56.0 ($0.53). Net income as a percentage of net sales rose from 1.5% to 4.6%, while ROA (calculated based on the average value of total assets during the fiscal year under review) improved from 1.3% to 4.3%. And, ROE was up from 3.6% to 9.5%.

FINANCIAL CONDITION

Financial Position

Total assets at fiscal year-end decreased ¥33.0 billion (US$312.3 million), to ¥189.1 billion (US$1,788.8 million). Current assets were down 22.7%, to ¥106.2 billion (US$1,004.4 million), due to a 29.0% reduction in cash and time deposits, mainly caused by the repayment and purchase of convertible bonds of ¥36.9 billion. Deferred charges and intangible assets decreased ¥0.7 billion, to ¥4.6 billion (US$44.0 million), which was mainly due to the amortization of goodwill of JPM International Ltd., a U.K.-based subsidiary.

Current liabilities increased 14.3%, to ¥48.5 billion (US$458.5 million), as a result of recording ¥10.1 billion (US$95.4 million) as current portion of convertible bond, which was associated with convertible bonds due June 2004. Long-term liabilities decreased ¥49.6 billion compared with the previous fiscal year-end. This decline was mainly attributable to the redemption by purchase of convertible bonds of ¥34.9 billion (US$330.4 million) and to the transfer of convertible bonds due June 2004 to the current portion of convertible bond because they were due within one year.

As a result, working capital decreased 39.3% from the previous fiscal year-end, to ¥57.7 billion (US$545.9 million), and the current ratio declined from 324% to 219%.

Return on Equity & Return on Assets
%



10
0
-10
-20
-30
-40
-50
-60
00
01
02
03
04
Return on Equity
Return on Assets

Net Cash Provided by (Used in) Operating Activities
Billions of yen



40
20
0
-20
-40
-60
-80
00
01
02
03
04

Capital Expenditures & Depreciation and Amortization
Billions of yen



30
24
18
12
6
0
00
01
02
03
04
Capital Expenditures
Depreciation and Amortization

The outstanding balance of interest-bearing debt decreased from ¥95.3 billion at the previous fiscal year-end to ¥53.6 billion (US$507.4 million). That reduction resulted from such factors as the retirement of ¥34.9 billion (US$330.4 million) of convertible bonds due June 2004 (amount issued: ¥50 billion) during the fiscal year under review. The abovementioned convertible bonds matured on June 18, 2004.

Total shareholders' equity increased ¥11.1 billion (US$104.8 million), to ¥98.0 billion (US$926.9 million). Consequently, the shareholders' equity ratio improved from 39.1% to 51.8%.

Cash Flows

Although income before income taxes and minority interest in earnings of consolidated subsidiaries rose ¥3.9 billion, to ¥10.3 billion, net cash provided by operating activities decreased ¥12.6 billion (US$119.7 million) from the previous fiscal year, to ¥21.6 billion (US$204.2 million), which was primarily because of a decline in depreciation and amortization and loss on settlement of donated assets from Mr. Okawa.

Net cash used in investing activities amounted to ¥9.1 billion (US$86.1 million) - compared with net cash provided by investing activities of ¥14.0 billion in the previous fiscal year - which was mainly attributable to payments for purchases of property and equipment. As a result, free cash flow - net cash used in investing activities subtracted from net cash provided by operating activities - totaled ¥12.5 billion (US$118.2 million).

Net cash used in financing activities was ¥41.4 billion (US$391.7 million), compared with net cash provided by financing activities of ¥1.0 billion in the previous fiscal year. That cash outflow was attributable to repayment of long-term debt and payment on redemption of convertible bonds.

Cash and cash equivalents at end of year decreased ¥29.4 billion, to ¥71.9 billion (US$680.5 million).

Moreover, thanks to financial reform plans implemented over a three-year period since April 2001, interest-bearing debt decreased to ¥53.6 billion (US$507.4 million). Consequently, net cash (the year-end difference between cash and cash equivalents and interest-bearing debt) improved dramatically to ¥18.3 billion (US$173.1 million), compared with a net cash deficit of ¥82.5 billion when financial reform plans were launched three years ago.

BASIC POLICY ON PROFIT SHARING

SEGA regards returning profits to its shareholders as a priority management issue. The Company's basic policy is to return profits to shareholders by securing adequate internal reserves for investments needed to enhance SEGA's growth and competitiveness and thereby continuously heighten corporate value. Also, SEGA is committed to returning benefits to shareholders that reflect its performance.

Regrettably, the Company did not pay dividends in the fiscal year under review.

Debt-to-Equity Ratio



%
150
120
90
60
30
0
00
01
02
03
04



Shareholders' Equity
& Shareholders' Equity Ratio
Billions of yen
%



100
80
60
40
20
0
60
45
30
15
0
00
01
02
03
04
Shareholders' Equity
Shareholders' Equity Ratio (right scale)

Total Assets
Billions of yen



400
320
240
160
80
0
00
01
02
03
04

consolidated balance sheets

SEGA CORPORATION and Consolidated Subsidiaries
March 31, 2003 and 2004

Assets	Millions of yen 2003	Millions of yen 2004	Thousands of U.S. dollars (Note 1.1) 2004
Current Assets:			
Cash and time deposits (Note 3)	¥101,367	¥ 71,928	$ 680,556
Notes and accounts receivable	17,515	19,436	183,896
Inventories (Note 4)	8,839	8,866	83,887
Prepaid expenses	2,456	1,386	13,114
Other current assets (Note 18)	8,603	5,962	56,410
Less allowance for doubtful accounts	(1,379)	(1,422)	(13,454)
Total current assets	137,401	106,156	1,004,409
Investments and Advances:			
Investments in securities (Notes 5 and 18)	12,431	13,359	126,398
Long-term loans receivable (Note 18)	2,547	2,746	25,982
Other investments and advances (Notes 9 and 18)	13,122	14,743	139,493
	28,100	30,848	291,873
Less allowance for doubtful accounts (Note 18)	(8,407)	(9,181)	(86,867)
Total investments and advances	19,693	21,667	205,006
Property and Equipment:			
Amusement machines and facilities	30,747	34,256	324,118
Buildings and structures (Note 18)	36,469	35,128	332,368
Other	14,578	13,567	128,366
	81,794	82,951	784,852
Less accumulated depreciation	(49,688)	(51,692)	(489,091)
	32,106	31,259	295,761
Land (Notes 6 and 18)	9,290	9,337	88,343
Total property and equipment	41,396	40,596	384,104
Fixed Leasehold Deposits (Note 7)	17,012	15,989	151,282
Deferred Charges and Intangible Assets	5,256	4,648	43,978
Excess Investment Costs over Net Assets of Consolidated Subsidiaries	1,309	—	—
Total assets	¥222,067	¥189,056	$1,788,779

The accompanying notes are an integral part of these statements.

Liabilities and Shareholders' Equity	Millions of yen 2003	2004	Thousands of U.S. dollars (Note 1.1) 2004
Current Liabilities:			
Short-term bank loans (Note 18)	¥ 1,510	¥ 725	$ 6,860
Current portion of bond (Note 8)	2,450	2,950	27,912
Current portion of convertible bond (Note 8)	—	10,080	95,373
Current portion of long-term debt (Note 8)	4,939	4,988	47,195
Notes and accounts payable:			
Trade	14,763	14,373	135,992
Other	2,923	1,474	13,946
	17,686	15,847	149,938
Accrued expenses	9,982	10,051	95,099
Income taxes payable	1,194	1,187	11,231
Other current liabilities (Note 18)	4,618	2,627	24,856
Total current liabilities	42,379	48,455	458,464
Long-Term Liabilities:			
Long-term debt (Note 8)	86,362	34,881	330,031
Accrued employees' retirement benefits (Note 19)	3,680	4,541	42,965
Accrued retirement benefits for directors and corporate auditors	122	174	1,646
Deferred income taxes (Note 9)	330	1,349	12,764
Other	1,256	1,156	10,938
Total long-term liabilities	91,750	42,101	398,344
Minority Interest in Consolidated Subsidiaries	1,052	537	5,081
Contingent Liabilities (Note 16)	—	—	—
Shareholders' Equity (Note 20):			
Common stock, no par value as of March 31, 2003 and 2004:			
Authorized — 600 million shares at March 31, 2003 and 2004 respectively			
Issued — 174,945,690 shares at March 31, 2003 and 2004, respectively	127,583	127,583	1,207,144
Additional paid-in capital	2,172	2,172	20,551
Retained earnings	6,816	15,459	146,267
Unrealized gain (loss) on other securities (Note 5)	(551)	1,489	14,088
Adjustment on revaluation of land (Note 6)	(6,265)	(6,265)	(59,277)
Translation adjustment (Note 2.2)	(9,228)	(8,826)	(83,508)
Treasury stock, at cost (Note 18)	(33,641)	(33,649)	(318,375)
Total shareholders' equity	86,886	97,963	926,890
Total liabilities, minority interest in consolidated subsidiaries and shareholders' equity	¥222,067	¥189,056	$1,788,779

consolidated statements of operations

SEGA CORPORATION and Consolidated Subsidiaries
For the years ended March 31, 2002, 2003 and 2004

	Millions of yen			Thousands of U.S. dollars (Note 1.1)
	2002	2003	2004	2004
Net Sales	¥206,334	¥197,224	¥191,258	$1,809,613
Costs of Sales (Note 10)	144,717	144,162	138,687	1,312,205
Gross profit	61,617	53,062	52,571	497,408
Selling, General and Administrative Expenses (Note 10)	47,416	43,765	38,091	360,404
Operating income	14,201	9,297	14,480	137,004
Other Income (Expenses):				
Interest and dividend income	678	268	111	1,050
Interest expense	(1,713)	(738)	(622)	(5,885)
Gain on sales of property and equipment (Note 12)	—	1,249	1,010	9,556
Loss on sales or disposal of property and equipment	(502)	(680)	(412)	(3,898)
Loss on valuation of investments in securities (Note 11)	(6,236)	(960)	(1,527)	(14,448)
Gain on donated assets from Mr. Okawa (Note 18)	1,667	—	—	—
Gain on sales of investments in securities	1,136	3,078	571	5,403
Net loss on foreign exchange	(5)	(114)	(887)	(8,392)
Value-added tax exempted	733	—	—	—
Amortization of bond and note issue expenses	(482)	(595)	(603)	(5,705)
Equity in gains (losses) of non-consolidated subsidiaries and affiliates	(828)	440	142	1,344
Provision for doubtful accounts	—	(1,161)	(11)	(104)
Impairment charge on goodwill	(4,378)	—	—	—
Amortization of goodwill (Note 13)	—	—	(1,174)	(11,108)
Loss on disposal of inventories (Note 14)	—	—	(760)	(7,191)
Gain on redemption of convertible bond	—	—	509	4,816
Loss on settlement of donated assets from Mr. Okawa (Note 18)	(16,725)	(2,717)	(197)	(1,864)
Other, net	(1,840)	(919)	(288)	(2,726)
Total other expenses, net	(28,495)	(2,849)	(4,138)	(39,152)
Income (loss) before income taxes and minority interest in earnings of consolidated subsidiaries	(14,294)	6,448	10,342	97,852
Income Taxes (Note 9):				
Current	4,325	1,945	2,169	20,522
Deferred	(951)	1,395	(220)	(2,081)
	3,374	3,340	1,949	18,441
	(17,668)	3,108	8,393	79,411
Minority Interest in Earnings of Consolidated Subsidiaries	(161)	(54)	368	3,482
Net income (loss)	¥(17,829)	¥ 3,054	¥ 8,761	$ 82,893

	Yen			U.S. dollars (Note 1.1)
	2002	2003	2004	2004
Per Share (Note 2.16):				
Net income (loss)—basic	¥ (119.2)	¥ 19.7	¥ 56.0	$ 0.53
—diluted	—	18.7	50.7	0.48
Cash dividends	—	—	—	—
Weighted average number of shares (thousands)	149,633	154,784	155,039	155,039

The accompanying notes are an integral part of these statements.

consolidated statements of shareholders' equity

SEGA CORPORATION and Consolidated Subsidiaries
For the years ended March 31, 2002, 2003 and 2004

	Number of shares of common stock	Millions of yen							
		Common stock	Additional paid-in capital	(Accumulated deficit) retained earnings	Adjustment on revaluation of land	Unrealized gain (loss) on other securities	Treasury stock	Translation adjustment	Total
Balance at March 31, 2001	162,398,464	¥117,919	¥ 117,440	¥(100,185)	¥ —	¥ 23	¥(33,647)	¥(9,863)	¥ 91,687
Net loss for the year ended March 31, 2002	—	—	—	(17,829)	—	—	—	—	(17,829)
Bonuses to directors and corporate auditors	—	—	—	(24)	—	—	—	—	(24)
Conversion of convertible bonds	9,681,513	7,320	7,309	—	—	—	—	—	14,629
Exercise of stock options	182,500	167	168	—	—	—	—	—	335
Unrealized holding gain arising during the period	—	—	—	—	—	2,563	—	—	2,563
Adjustment on revaluation of land during the period	—	—	—	—	(9,281)	—	—	—	(9,281)
Decrease of treasury stock	—	—	—	—	—	—	62	—	62
Increase in translation adjustment	—	—	—	—	—	—	—	1,428	1,428
Balance at March 31, 2002	172,262,477	125,406	124,917	(118,038)	(9,281)	2,586	(33,585)	(8,435)	83,570
Net income for the year ended March 31, 2003	—	—	—	3,054	—	—	—	—	3,054
Bonuses to directors and corporate auditors	—	—	—	(101)	—	—	—	—	(101)
Conversion of convertible bonds	2,059,613	1,553	1,549	—	—	—	—	—	3,102
Exercise of stock options	623,600	624	623	—	—	—	—	—	1,247
Transfer from additional paid-in capital to retained earnings	—	—	(124,917)	124,917	—	—	—	—	—
Unrealized holding loss arising during the period	—	—	—	—	—	(3,137)	—	—	(3,137)
Adjustment on revaluation of land during the period	—	—	—	(3,016)	3,016	—	—	—	—
Purchase of treasury stock	—	—	—	—	—	—	(56)	—	(56)
Increase in translation adjustment	—	—	—	—	—	—	—	(793)	(793)
Balance at March 31, 2003	174,945,690	127,583	2,172	6,816	(6,265)	(551)	(33,641)	(9,228)	86,886
Net income for the year ended March 31, 2004	—	—	—	8,761	—	—	—	—	8,761
Bonuses to directors and corporate auditors	—	—	—	(118)	—	—	—	—	(118)
Increase in reversal of adjustment on revaluation of land	—	—	—	0	(0)	—	—	—	—
Unrealized holding gain arising during the period	—	—	—	—	—	2,040	—	—	2,040
Purchase of treasury stock	—	—	—	—	—	—	(8)	—	(8)
Decrease in translation adjustment	—	—	—	—	—	—	—	402	402
Balance at March 31, 2004	174,945,690	¥127,583	¥ 2,172	¥ 15,459	¥(6,265)	¥1,489	¥(33,649)	¥(8,826)	¥97,963

	Number of shares of common stock	Thousands of U.S. dollars (Note 1.1)							
		Common stock	Additional paid-in capital	(Accumulated deficit) retained earnings	Adjustment on revaluation of land	Unrealized gain (loss) on other securities	Treasury stock	Translation adjustment	Total
Balance at March 31, 2003	174,945,690	$1,207,144	$20,551	$64,490	$(59,277)	$(5,213)	$(318,299)	$(87,312)	$822,084
Net income for the year ended March 31, 2004	—	—	—	82,893	—	—	—	—	82,893
Bonuses to directors and corporate auditors	—	—	—	(1,116)	—	—	—	—	(1,116)
Increase in reversal of adjustment on revaluation of land	—	—	—	0	(0)	—	—	—	—
Unrealized holding gain arising during the period	—	—	—	—	—	19,301	—	—	19,301
Purchase of treasury stock	—	—	—	—	—	—	(76)	—	(76)
Decrease in translation adjustment	—	—	—	—	—	—	—	3,804	3,804
Balance at March 31, 2004	174,945,690	$1,207,144	$20,551	$146,267	$(59,277)	$14,088	$(318,375)	$(83,508)	$926,890

The accompanying notes are an integral part of these statements.

consolidated statements of cash flows

SEGA CORPORATION and Consolidated Subsidiaries
For the years ended March 31, 2002, 2003 and 2004

	Millions of yen			Thousands of U.S. dollars (Note 1.1)
	2002	2003	2004	2004
Cash Flows from Operating Activities:				
Income (loss) before income taxes and minority interest in earnings of consolidated subsidiaries	¥(14,294)	¥ 6,448	¥ 10,342	$ 97,852
Adjustment for:				
Depreciation and amortization	18,590	14,983	12,729	120,437
Transfer of amusement machines and facilities from investing activities	(8,005)	(4,086)	(3,931)	(37,194)
Increase in provision for doubtful accounts	(558)	445	656	6,207
Increase in accrued employees' retirement benefits	301	265	871	8,241
Interest and dividend income	(678)	(268)	(126)	(1,192)
Interest expense	1,713	738	622	5,885
Equity in (gains) losses of non-consolidated subsidiaries and affiliates	828	(440)	(142)	(1,343)
Amortization of excess investment costs over net assets of consolidated subsidiaries	374	236	1,526	14,438
Impairment charge on goodwill	4,378	—	—	—
Loss on sales or disposal of property and equipment	691	398	412	3,898
Gain on sales of property and equipment	—	(1,248)	(1,010)	(9,556)
Gain on sales of investments in securities	(2,181)	(3,078)	(571)	(5,403)
Loss on valuation of investments in securities	6,235	960	1,527	14,448
Gain on donated assets from Mr. Okawa (Note 18)	(1,667)	—	—	—
Loss on settlement of donated assets from Mr. Okawa (Note 18)	16,725	2,717	197	1,864
(Decrease) increase in notes and accounts receivable	(9,360)	12,538	(1,716)	(16,236)
Decrease (increase) in inventories	8,913	977	(409)	(3,870)
Increase (decrease) in notes and accounts payable	(7,259)	(2,146)	305	2,886
Increase (decrease) in accrued expenses	—	(7,745)	350	3,312
Gain on redemption of convertible bond	—	—	(509)	(4,816)
Others	3,482	(856)	1,819	17,211
Subtotal	18,228	20,838	22,942	217,069
Interest and dividends received	811	330	165	1,561
Interest paid	(2,078)	(728)	(633)	(5,989)
Payments for additional benefits for retirees	(711)	—	—	—
Proceeds from donated assets from Mr. Okawa (Note 18)	1,205	—	—	—
Proceeds from (payments on) settlement of donated assets from Mr. Okawa (Note 18)	(6,960)	18,889	1,518	14,363
Income taxes paid	(1,145)	(5,097)	(2,408)	(22,784)
Net cash provided by operating activities	9,350	34,232	21,584	204,220
Cash Flows from Investing Activities:				
Proceeds from cancellation of time deposits	—	10,060	—	—
Decrease in amount of times deposits	(10,006)	(50)	—	—
Payments for purchases of property and equipment	(3,673)	(7,016)	(9,230)	(87,331)
Payments on acquisition of intangible assets	(2,242)	(1,308)	(1,007)	(9,528)
Proceeds from sales of property and equipment	2,232	5,509	1,834	17,353
Payments for purchases of investments in securities	(1,069)	(180)	(2,085)	(19,728)
Proceeds from sales of investments in securities	3,947	6,946	1,221	11,553
Payments for advances	(255)	(173)	(42)	(398)
Proceeds from collections advances	534	509	125	1,183
Payments for fixed leasehold deposits	(1,388)	(2,960)	(1,334)	(12,622)
Proceeds from collections of fixed leasehold deposits	3,158	2,578	1,711	16,189
Other	284	85	(288)	(2,725)
Net cash (used in) provided by investing activities	(8,478)	14,000	(9,095)	(86,054)
Cash Flows from Financing Activities:				
Decrease in short-term bank loans, net	(15,825)	(27,339)	(709)	(6,708)
Issuance of long-term debt	5,080	31,565	300	2,838
Repayment of long-term debt	(261)	(12,817)	(4,969)	(47,015)
Proceeds from issuance of debentures	—	17,631	886	8,383
Payments on redemption debentures	(25,000)	(5,000)	(2,465)	(23,323)
Proceeds from issuance of convertible bonds	48,585	—	—	—
Payment on redemption of convertible bonds	(20)	(4,621)	(34,411)	(325,584)
Proceeds from issuance of shares to minority shareholders	—	446	4	38
Dividends paid	(28)	(8)	(22)	(208)
Proceeds from issuance of share under exercise of stock options	—	1,246	—	—
Other	958	(56)	(13)	(123)
Net cash (used in) provided by financing activities	13,489	1,047	(41,399)	(391,702)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	757	(668)	(529)	(5,005)
Net (Decrease) Increase in Cash and Cash Equivalents	15,118	48,611	(29,439)	(278,541)
Cash and Cash Equivalents at Beginning of Year	37,633	52,751	101,362	959,050
Cash and Cash Equivalents at End of Year (Note 3)	¥ 52,751	¥101,362	¥ 71,923	$680,509

The accompanying notes are an integral part of these statements.

1. BASIS OF PRESENTING THE CONSOLIDATED FINANCIAL STATEMENTS

1.1 Basis of Presentation

The accompanying consolidated financial statements of SEGA CORPORATION (the "Company") and its subsidiaries (collectively, "SEGA") are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan. The consolidated statements of shareholders' equity for the years ended March 31, 2002, 2003 and 2004 have been prepared to provide additional information.

The accompanying consolidated financial statements incorporate certain reclassifications and rearrangements in order to present these statements in a form which is more familiar to the readers of these statements outside Japan. In addition, the notes to consolidated financial statements include information which is not required under generally accepted accounting information.

The U.S. dollar amounts stated in the consolidated financial statements are included solely for the convenience of readers outside Japan. The rate of ¥105.69=U.S.$1, the average rate of exchange as at March 31, 2004, has been used for the purpose of such translations. Those translations should not be construed as representations that the Japanese yen amounts have been or could be converted into U.S dollars at that rate or any other rate.

1.2 Significant Shareholder

CSK Corporation that was a significant shareholder, which owned 39,148 thousand shares of common stock of the Company at March 31, 2003, transferred the whole shares to Sammy Corporation that has become the significant shareholder, owning 39,248 shares, representing 22.4% of shares outstanding at March 31, 2004.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Scope and Principles of Consolidation

The Company had 52 subsidiaries and 8 affiliates at March 31, 2004 (56 subsidiaries and 8 affiliates at March 31, 2003).

The consolidated financial statements include the accounts of the Company and 42 of its subsidiaries at March 31, 2004 (47 at March 31, 2003), which are mostly listed below.

	Country of incorporation	Equity ownership percentage at March 31, 2004	Fiscal year-end
SEGA Holdings U.S.A., Inc.	U.S.A.	100.0	March 31
SEGA Amusements U.S.A., Inc.	U.S.A.	(100.0)	March 31
SEGA Enterprises, Inc. (U.S.A.)	U.S.A.	(100.0)	March 31
SEGA of America, Inc.	U.S.A.	(100.0)	March 31
Visual Concepts Entertainment, Inc.	U.S.A.	(100.0)	March 31
SEGA.Com, Inc.	U.S.A.	100.0	March 31
SEGA Europe Ltd.	U.K.	100.0	February 29
SEGA Amusements Europe Ltd.	U.K.	(100.0)	February 29
JPM International Ltd.	U.K.	(100.0)	February 29
ACE Coin Equipment Ltd.	U.K.	(100.0)	February 29
Crystal Leisure Ltd.	U.K.	(100.0)	February 29
SEGA Gesellschaft fur Videospiele mbH	Germany	(100.0)	February 29
SEGA Consumer Products S.A.	Spain	(100.0)	February 29
SEGA France. S.A.	France	(100.0)	February 29
SEGA R&D Holdings, Inc.	Japan	100.0	June 30
SEGA AM2 Co., Ltd.	Japan	(100.0)	March 31
SEGA Amusement Ltd.	Japan	100.0	March 31
SEGA TOYS, Ltd.	Japan	68.6	March 31
SEGA Music Networks Co., Ltd.	Japan	100.0	March 31
SEGA Logistics Service Ltd.	Japan	100.0	March 31
Hitmaker Co., Ltd.	Japan	(100.0)	March 31
Smilebit Corporation	Japan	(100.0)	March 31
Sonicteam Ltd.	Japan	(100.0)	March 31
Amusement Vision Ltd.	Japan	(100.0)	March 31
United Game Artists Ltd.	Japan	(100.0)	March 31
SEGA WOW, Inc.	Japan	(100.0)	March 31
Wavemaster Inc.	Japan	85.3	March 31
Other 15 subsidiaries	Japan		March 31

* Parentheses indicate indirect ownership by the company.

Major affiliated companies which are recognized to be substantially controlled by the Company under the effective control approach are consolidated regardless of the percentage of ownership. All significant inter-company transactions and accounts and unrealized inter-company profits are eliminated on consolidation.

Investments in affiliates in which the Company has significant influence are stated using the equity method. Consolidated net income includes SEGA's equity in current earnings after elimination of unrealized inter-company profits.

2.2 Translation of Foreign Currency Transactions and Accounts

All monetary assets and liabilities denominated in foreign currencies, whether long-term or short-term, are translated at the foreign exchange rates prevailing at the respective balance sheet dates. Foreign currency transactions are generally translated using the average exchange rate during the year.

The translation of revenue and expenses in the financial statements of foreign subsidiaries and affiliates into Japanese yen is performed by using the average exchange rate during the year. Assets and liabilities are translated using the foreign exchange rates prevailing at the balance sheet dates, and shareholders' equity at beginning of the year is translated into Japanese yen at the historical rates. Foreign currency financial statement translation differences are presented as "Translation Adjustment" in shareholders' equity.

In addition, hedge accounting was applied to foreign currency monetary assets/liabilities on foreign exchange forward contracts.

Translation adjustment amounting to debit ¥9,228 million and debit ¥8,826 million ($83,508 thousand) as of March 31, 2003 and 2004, respectively, were classified as a component of shareholders' equity as opposed to a component of assets or liabilities.

2.3 Cash and Cash Equivalents

Cash and cash equivalents in the consolidated statements of cash flows are composed of cash on hand and time deposits able to be withdrawn on demand and highly liquid investments which are principally the investments with an original maturity of three months or less and which represent a minor risk of fluctuations in value.

2.4 Financial Instruments

Securities held by SEGA are classified into three categories: 1) trading securities; 2) held-to-maturity debt securities; and 3) other securities.

Trading securities held for the purpose of generating profits from changes in market value are recognized at their fair value in the consolidated balance sheets. Unrealized gains and losses are included in current income. Held-to-maturity debt securities are expected to be held to maturity and are recognized at historical or amortized cost in the consolidated balance sheets. Other securities classified as other than trading securities and held-to-maturity debt securities are recognized at fair value in the consolidated balance sheets. Unrealized gains and losses for these other securities are reported as a separate component of shareholders' equity, net of tax. Other than temporary declines in the value of other securities and unlisted securities are reflected in current income. Held-to-maturity dept securities and other securities are classified as "Investments in Securities" except for trading securities which are included in Current Assets.

Derivatives:

Derivatives are stated at faire value, with changes in fair value included in net profit or loss for the period in which they arise, except for derivatives that are designed as "hedging instruments".

Hedge accounting:

Gains or loss arising from changes in fair value of the derivatives designed as "hedging instruments" are deferred as an asset or liability and included in net profit or loss in the same period during which the gains and losses on the hedged items or transactions are recognized.

Derivatives designated as hedging instruments by the company are interest rate swap contracts and forward exchange contracts. The related hedge items are investments in securities, loans and monetary receivables and payables denominated in foreign currencies.

The company use derivatives to reduce the company's exposure to the risk of fluctuation in interest rates, foreign exchange rates.

2.5 Inventories

Inventories held by the Company and its domestic consolidated subsidiaries are stated at cost, as determined using the moving-average method. Inventories held by the foreign consolidated subsidiaries are mainly valued at the lower of cost, as determined by the first-in, first-out method, or market value.

2.6 Allowance for doubtful accounts

The allowance for doubtful accounts is estimated by the average percentage of actual bad debts in the past to the balance of receivables. In addition, an amount deemed necessary to cover non-collectable is provided on individual account basis.

2.7 Property and Equipment

Property and equipment, including significant renewals and improvements, are carried at cost less depreciation. Maintenance and repairs including minor renewals and improvements are charged to income as incurred. Depreciation is computed primarily on the declining-balance method at rates based on the estimated useful lives of the assets. When retired or disposed of, the difference between the net book value and sales proceeds is charged or credited to income.

2.8 Deferred Charges

Debt issuance costs are amortized over three years, including the year of expenditure.

2.9 Intangible Assets

Amortization of intangible assets was computed using the straight-line method. Amortization of software for self-use was computed using the straight-line method over the estimated useful life of five years.

2.10 Accounting Standard for Impairment of Fixed Assets

On August 9, 2002, the Business Accounting Council in Japan issued "Accounting Standard for Impairment of Fixed Assets". The standard requires that fixed assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss shall be recognized in the income statement by reducing the carrying amount of impaired assets or a group of assets to the recoverable amount to be measured as the higher of net selling price and value in use.

The standard shall be effective for fiscal years beginning April 1, 2005. However, an earlier adoption is permitted for fiscal years beginning April 1, 2004 and for fiscal years ending between March 31, 2004 and March 30, 2005.

However, the Company does not apply the standard for the year ended March 31, 2004, thus the amounts of impairment losses are unknown because of no computation made.

2.11 Amortization of Goodwill

The Company amortizes goodwill over 5 years using the straight-line method and SEGA Europe Ltd. is amortizing the goodwill brought by acquiring stocks of JPM International Ltd. and three other subsidiaries over 15 years. Immaterial amounts of goodwill are all amortized in a single year.

2.12 Income Taxes

Income taxes of the Company and its domestic consolidated subsidiaries consist of corporate income taxes, local inhabitants' taxes and enterprise taxes. Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and those as reported in the consolidated financial statements.

The Company filed a consolidated income tax return since the year ended March 31, 2003, where as each of the domestic consolidated subsidiaries filed a separate income tax return prior to the period.

As a result of filing the consolidated income tax return, net income for the year ended March 31, 2003 has increased by ¥2,782 million ($23,145 thousand), as compared with the amounts which would have been reported of the separate income tax return had been filed consistently.

2.13 Finance Leases

Leases that transfer substantially all the risks and rewards of ownership of the assets are accounted for as capital leases, except that leases do not transfer ownership of the assets at the end of the lease term are accounted for as operating leases, in accordance with accounting principles and practices generally accepted in Japan. All finance leases in overseas subsidiaries are accounted for as finance leases and similarly accounted for as sales transactions.

2.14 Accrued Employees' Retirement Benefits

To provide for the employees' retirement benefits, the Company and domestic consolidated subsidiaries provided the deemed retirement obligations based on the estimated present value of projected benefit obligations in excess of the fair value of the plan assets at the end of this period. Unrecognized actuarial gains and losses are amortized on a straight-line basis over a certain period of 10 years within the average remaining service periods of employees, starting from the respective fiscal year immediately subsequent to the year of occurrence.

2.15 Development Costs for Software to Be Sold

Development costs for software to be sold are charged to cost of sales as incurred.

2.16 Net Income per Share

Net income and loss per share are computed based on the weighted average number of shares of common stock outstanding during each fiscal period. Diluted net income per share was not disclosed for the year ended March 31, 2002, due to net loss for the year.

On September 25, 2002, the Accounting Standards Board of Japan issued new accounting standards concerning accounting for net income per share, effective for fiscal years beginning on or after April 1, 2002. SEGA has adopted these new accounting standards from the fiscal year commencing on April 1, 2002. Under the new accounting standards, "bonuses to directors and corporate auditors", which are determined through appropriation of retained earnings by resolution of a general shareholders' meeting subsequent to the fiscal year-end and not reflected in the statement of income of the current year, should be reflected in the calculation of net income per share, as if "bonuses to directors and corporate auditors" was charged to income in the current fiscal year.

2.17 Appropriation of Retained Earnings

The appropriation of retained earnings reflected in the accompanying consolidated financial statements has been recorded after approval by the shareholders as required under the Commercial Code of Japan.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of March 31, 2002, 2003 and 2004, consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2002	2003	2004	2004
Cash and time deposits	¥ 62,757	¥101,367	¥71,928	$680,556
Time deposits with original maturity over 3 months	(10,006)	(5)	(5)	(47)
Total cash and cash equivalents	¥ 52,751	¥101,362	¥71,923	$680,509
Important Non-Cash Transactions				
Convertible bonds:				
Increase of common stock by conversion of convertible bonds	¥ 7,320	¥ 1,553	¥ —	$ —
Increase of additional paid-in capital by conversion of convertible bonds	7,309	1,549	—	—
Decrease of convertible bonds by conversion	¥14,629	¥ 3,102	¥ —	$ —

The company and consolidated subsidiary sold shares of NEXTECH CORPORATION, and SEGA Gaming Technology, Inc. in the year ended March 31, 2004.

The main assets or liabilities of those companies are as follows:

NEXTECH CORPORATION

	Millions of yen
Current assets	¥485
Non-current assets	114
Total assets	¥599
Current liabilities	¥1,320
Non-current liabilities	8
Total liabilities	¥1,329
Unrealized gain on other securities	0

SEGA Gaming Technology, Inc.

	Millions of yen
Current assets	¥456
Non-current assets	8
Total assets	¥464
Current liabilities	¥1,471
Non-current liabilities	4,570
Total liabilities	¥6,041

4. INVENTORIES

Inventories as of March 31, 2003 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Merchandise	¥2,090	¥2,375	$22,471
Products	2,971	3,559	33,674
Materials	2,107	472	4,466
Work in progress	1,374	2,105	19,917
Supplies	297	355	3,359
Total	¥8,839	¥8,866	$83,887

5. INVESTMENTS IN SECURITIES

The cost, net unrealized gains or losses and fair value for marketable securities classified as investments in securities are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Stock:			
Cost	¥1,978	¥1,085	$10,266
Carrying amount (fair value)	1,659	1,776	16,804
Unrealized gain (loss)–net	(319)	691	6,538
Bonds and Debentures:			
Cost	¥ —	¥2,001	$18,933
Carrying amount (fair value)	—	2,012	19,037
Unrealized gain–net	—	11	104

The carrying amounts of non-marketable securities held at March 31, 2003 and 2004 were ¥4,289 million and ¥3,382 million ($31,999 thousand) for stock, respectively. There were no non-marketable bonds held on March 31, 2003 and 2004, respectively.

The proceeds from sales of investments in securities were ¥12,447 million and ¥2,026 million ($19,169 thousand) and gross gains of ¥3,639 million and ¥872 million ($8,251 thousand) and gross losses of ¥1,312 million and ¥66 million ($624 thousand) were realized on the sales for the years ended March 31, 2003 and 2004, respectively.

6. REVALUATION OF LAND USED FOR BUSINESS OPERATION IN ACCORDANCE WITH THE LAND REVALUATION LAW

In accordance with the 34th Act issued on March 31, 1998 and the 19th Act issued on March 31, 2001, the Company revalued land for their business relating to the Land Revaluation Law. They recorded the entire differences between carrying amount and revalued amount as Adjustment on Revaluation of Land as a separate component of shareholders' equity. Revaluation of land was performed by making a reasonable adjustment on the standard basis of land in accordance with Article 2-3 of the Enforcement Ordinance of 119th Cabinet Order issued on March 31, 1998 relating to the Land Revaluation Law, and by the real estate appraiser in accordance with the Article 2-5 of the said Enforcement Ordinance.

Date of Revaluation: March 31, 2002

Fair value as of March 31, 2004 was less than revalued book value by ¥639 million ($6,046 thousand).

7. FIXED LEASEHOLD DEPOSITS

SEGA conducts amusement center operations on property leased from lessors on a long-term cancellable basis. Japanese lessors require large amounts of leasehold deposits relative to the amount of annual lease rental payments. Such leasehold deposits do not bear interest and are generally returnable only when the lease is terminated. Such leasehold deposits are shown in the consolidated balance sheets as "Fixed Leasehold Deposits", in the amounts of ¥17,012 million and ¥15,989 million ($151,282 thousand) on March 31, 2003 and 2004, respectively.

8. LONG-TERM DEBT

Long-term debt at March 31, 2003 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
0.37% unsecured notes, due 2005	¥ 3,000	¥ 2,000	$ 18,923
0.73% unsecured notes, due 2008	3,000	3,000	28,385
0.44% unsecured notes, due 2008	3,000	3,000	28,385
0.45% unsecured notes, due 2008	5,000	4,000	37,847
1.06% unsecured notes, due 2008	4,000	3,550	33,589
1.24% unsecured notes, due 2008	—	450	4,258
0.79% unsecured notes, due 2008	—	135	1,277
0.75% unsecured notes, due 2008	—	100	946
1.47% unsecured notes, due 2010	—	140	1,325
1.30% unsecured notes, due 2009	—	70	662
0.40% convertible bonds due 2006	6,806	6,806	64,396
Zero-coupon convertible bonds due 2004	45,000	10,080	95,373
Unsecured loans, from banks due 2005 to 2010 with average interest of 2.0% per annum in 2003 and due 2005 to 2010 with average interest of 2.2% per annum in 2004	23,945	19,568	185,145
	93,751	52,899	500,511
Less portion due within one year	7,389	18,018	170,480
Total	¥86,362	¥34,881	$330,031

The aggregate annual maturities of long-term debt after March 31, 2004, are as follows:

	Millions of yen		Thousands of U.S. dollars
Years ending March 31,	2003	2004	2004
2004	¥ 7,389	¥ —	$ —
2005	52,828	18,018	170,480
2006	14,625	14,784	139,881
2007	6,794	6,952	65,777
2008	12,109	12,271	116,104
2009 thereafter	6	874	8,269
Total	¥93,751	¥52,899	$500,511

The zero-coupon convertible bonds due 2004 were issued on June 18, 2001 for a principal amount of ¥50,000 million. The bonds are convertible into shares of common stock of the Company at the current conversion price of ¥2,398 per share effective July 7, 2001. The 0.40% convertible bonds due 2006 were issued on February 17, 1999 for a principal amount of ¥30,000 million. The bonds are convertible into shares of common stock of the Company at the current conversion price of ¥1,506.10 per share effective June 19, 2001.

9. INCOME TAXES

SEGA is subject to a number of different income taxes which, in the aggregate, indicate a statutory tax rate in Japan of approximately 42 percent for the year ended March 31, 2002 and 44 percent for the years ended March 31, 2003 and 2004, respectively. The significant components of deferred tax assets and liabilities at March 31, 2003 and 2004, were as follows:

Years ending March 31,	Millions of yen 2002	2003	2004	Thousands of U.S. dollars 2004
Deferred tax assets:				
Loss carryforwards	¥ 51,873	¥ 59,250	¥ 52,802	$ 499,593
Excess over the limit of allowance for doubtful accounts	20,964	17,670	5,154	48,765
Devaluation of investments in securities	49,354	33,614	38,219	361,614
Devaluation of inventories	1,944	1,340	1,026	9,708
Other	10,912	16,058	11,625	109,992
Gross deferred tax assets	135,047	127,932	108,826	1,029,672
Less valuation allowance	(133,382)	(127,140)	(107,811)	(1,020,068)
Total deferred tax assets	1,665	792	1,015	9,604
Deferred tax liabilities:				
Unrealized gain on other securities	2,042	—	1,019	9,642
Other	102	330	330	3,122
Gross deferred tax liabilities	2,144	330	1,349	12,764
Net deferred tax (liabilities) assets	¥ (479)	¥ 462	¥ (334)	$ (3,160)

A reconciliation of the difference between the statutory tax rate and the effective tax rate for the year ended March 31, 2002, 2003, 2004.

	2002	2003	2004
Statutory tax rate	42.1%	43.8%	43.8%
Valuation allowance	(55.0)	23.5	(27.6)
Amortization of goodwill	(1.1)	(1.6)	—
Equity in earnings of affiliated companies	(2.4)	2.9	0.6
Elimination of unrealized gain	(3.6)	(17.9)	1.4
Other	(3.6)	1.1	0.6
Effective income tax rate	(23.6)%	51.8%	18.8%

10. RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses included in manufacturing costs and selling, general and administrative expenses were ¥27,665 million and ¥26,689 million ($252,522 thousand) for the years ended March 31, 2003 and 2004, respectively.

11. LOSS ON VALUATION OF INVESTMENTS IN SECURITIES

The valuation loss included ¥2,720 million on ASCII corporation and ¥1,208 million on CSK ELECTRONICS CORPORATION for the year ended March 31, 2002, and ¥706 million SEGA Amusements Taiwan Ltd. and ¥728 million Silverrado Resort, Inc. for the year ended March 31, 2004, respectively.

12. GAIN ON SALE OF PROPERTY AND EQUIPMENT

The gain derived from transferring real estate for the year ended March 31, 2003 and from sale of assets relative to network games in U.S.A for the year ended March 31, 2004, respectively.

13. AMORTIZATION OF GOODWILL

The amortization is due to amortization relative to JPM International Ltd. in a single year.

14. LOSS ON DISPOSAL OF INVENTORIES

The loss derived from one-time disposal of inventories owned by SEGA TOYS, Ltd.

15. FINANCE LEASES

15.1 Lessee

Lease rental expense on finance lease contracts without ownership transfer during the years ended March 31, 2003 and 2004, were summarized as follows:

Acquisition cost, accumulated depreciation and book value of leased properties as of March 31, 2003 and 2004, were summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Buildings:			
Acquisition cost	¥ 958	¥ —	$ —
Accumulated depreciation	(810)	—	—
Book value	¥ 148	¥ —	$ —
Other:			
Acquisition cost	¥ 3,040	¥2,209	$20,901
Accumulated depreciation	(2,231)	(846)	(8,005)
Book value	¥ 809	¥1,363	$12,896

The amounts of outstanding future lease payments for finance leases without ownership transfer at March 31, 2003 and 2004, including the interest were summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Future lease payments:			
Within one year	¥ 630	¥ 492	$ 4,655
More than one year	380	883	8,355
	¥1,010	¥1,375	$13,010

Lease payments and the calculated amounts relevant to depreciation and interest expense for leased properties for the years ended March 31, 2003 and 2004, were summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Lease payments	¥1,420	¥801	$7,579
Depreciation	1,313	741	7,011
Interest expense	51	28	265

The amounts of outstanding future lease payments for non-cancellable operating leases at March 31, 2003 and 2004 were summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Future lease payments:			
Within one year	¥1,200	¥1,249	$11,818
More than one year	4,470	4,623	43,741
	¥5,670	¥5,872	$55,559

15.2 Lessor

Lease rental income on finance lease contracts without ownership transfer during the years ended March 31, 2003 and 2004, were summarized as follows:

Acquisition cost, accumulated depreciation and book value of leased properties as of March 31, 2003 and 2004, were summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Other:			
Acquisition cost	¥108	¥ —	$ —
Accumulated depreciation	(96)	—	—
Book value	¥ 12	¥ —	$ —

The amounts of outstanding future lease receipts for finance leases without ownership transfer at March 31, 2003 and 2004, including the interest were summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Future lease receipts:			
Within one year	¥ 8	¥ —	$ —
More than one year	5	—	—
	¥13	¥ —	$ —

Lease receipts and the calculated amount relevant to depreciation and interest income for the leased properties for the years ended March 31, 2003 and 2004, were summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Lease receipts	¥31	¥6	$57
Depreciation	30	7	66
Interest expense	—	0	0

The amounts of outstanding future lease receipts for non-cancellable operating leases at March 31, 2003 and 2004, were summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Future lease receipts:			
Within one year	¥182	¥ 49	$ 464
More than one year	157	68	643
	¥339	¥117	$1,107

16. COMMITMENTS AND CONTINGENCIES

SEGA was contingently liable for obligations of others as of March 31, 2003 and 2004, as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Guarantee or Commitments for:			
SEGA Game Works L.L.C.	¥341	¥316	$2,990
	¥341	¥316	$2,990

17. SEGMENT INFORMATION

17.1 Business Segment Information

SEGA operates principally in the following business segments:

Amusement machine sales, amusement center operations and consumer business. Details of each segment of business are as follows:

>> Amusement machine sales: Manufacturing and selling arcade video games, medal games, prize games, vending machines, change machines and IC boards

>> Amusement center operations: Operating amusement centers

>> Consumer business (consumer product sales in prior years): Manufacturing and selling home video games, toys and educational equipment, etc.

Sales of SEGA for the years ended March 31, 2002, 2003 and 2004, classified by business segment were summarized as follows:

Year ended March 31, 2002	Millions of yen				
	Amusement machine sales	Amusement center operations	Consumer business	Eliminations/ Corporations	Total
Net sales to:					
Outside customers	¥52,664	¥68,534	¥85,136	¥ —	¥206,334
Intersegment sales/transfers	19,516	469	13	(19,998)	—
Total	72,180	69,003	85,149	(19,998)	206,334
Cost of sales and operating expenses	70,223	60,889	79,571	(18,550)	192,133
Operating income (loss)	¥ 1,957	¥ 8,114	¥ 5,578	¥ (1,448)	¥ 14,201
Assets	¥35,141	¥58,635	¥54,641	¥ 95,493	¥243,910
Depreciation and amortization	1,602	12,370	3,853	764	18,589
Capital expenditures	1,871	10,900	2,169	676	15,616

Year ended March 31, 2003	Millions of yen				
	Amusement machine sales	Amusement center operations	Consumer business	Eliminations/ Corporations	Total
Net sales to:					
Outside customers	¥61,344	¥69,331	¥66,549	¥ —	¥197,224
Intersegment sales/transfers	14,408	53	124	(14,585)	—
Total	75,752	69,384	66,673	(14,585)	197,224
Cost of sales and operating expenses	64,859	61,335	75,243	(13,510)	187,927
Operating income (loss)	¥10,893	¥ 8,049	¥ (8,570)	¥ (1,075)	¥ 9,297
Assets	¥32,788	¥58,621	¥33,292	¥ 97,366	¥222,067
Depreciation and amortization	1,095	10,512	3,045	923	15,575
Capital expenditures	1,165	9,737	1,561	526	12,989

Year ended March 31, 2004	Millions of yen				
	Amusement machine sales	Amusement center operations	Consumer business	Eliminations/ Corporations	Total
Net sales to:					
Outside customers	¥60,366	¥69,860	¥61,032	¥ —	¥191,258
Intersegment sales/transfers	14,272	231	89	(14,592)	—
Total	74,638	70,091	61,121	(14,592)	191,258
Cost of sales and operating expenses	62,618	63,955	63,946	(13,741)	176,778
Operating income (loss)	¥12,020	¥ 6,136	¥ (2,825)	¥ (851)	¥ 14,480
Assets	¥25,227	¥54,195	¥34,475	¥ 75,159	¥189,056
Depreciation and amortization	850	9,183	2,371	927	13,331
Capital expenditures	738	10,981	2,010	420	14,149

Year ended March 31, 2004	Amusement machine sales	Amusement center operations	Consumer business	Eliminations/ Corporations	Total
	Thousands of U.S. dollars				
Net sales to:					
Outside customers	$571,161	$660,990	$577,462	$ —	$1,809,613
Intersegment sales/transfers	135,036	2,186	842	(138,064)	—
Total	706,197	663,176	578,304	(138,064)	1,809,613
Cost of sales and operating expenses	592,469	605,119	605,033	(130,012)	1,672,609
Operating income (loss)	$113,728	$ 58,057	$ (26,729)	$ (8,052)	$ 137,004
Assets	$238,689	$512,773	$326,190	$ 711,127	$1,788,779
Depreciation and amortization	8,042	86,886	22,434	8,771	126,133
Capital expenditures	6,983	103,898	19,018	3,974	133,873

17.2 Geographical Segment Information

Sales of SEGA for the years ended March 31, 2002, 2003 and 2004, classified by geographical segment were summarized as follows:

Year ended March 31, 2002	Japan	North America	Europe	Total	Eliminations/ Corporations	Consolidated total
	Millions of yen					
Net sales to:						
Outside customers	¥160,090	¥34,302	¥11,942	¥206,334	¥ —	¥206,334
Intersegment sales/transfers	14,368	6,175	17	20,560	(20,560)	—
Total	174,458	40,477	11,959	226,894	(20,560)	206,334
Cost of sales and operating expenses	152,336	41,065	13,468	206,869	(14,736)	192,133
Operating income (loss)	¥ 22,122	¥ (588)	¥ (1,509)	¥ 20,025	¥ (5,824)	¥ 14,201
Assets	¥173,295	¥25,290	¥ 9,829	¥208,414	¥ 35,496	¥243,910

Year ended March 31, 2003	Japan	North America	Europe	Total	Eliminations/ Corporations	Consolidated total
	Millions of yen					
Net sales to:						
Outside customers	¥163,425	¥26,448	¥7,351	¥197,224	¥ —	¥197,224
Intersegment sales/transfers	14,239	7,689	4	21,932	(21,932)	—
Total	177,664	34,137	7,355	219,156	(21,932)	197,224
Cost of sales and operating expenses	161,342	41,108	7,785	210,235	(22,308)	187,927
Operating income (loss)	¥ 16,322	¥ (6,971)	¥ (430)	¥ 8,921	¥ 376	¥ 9,297
Assets	¥144,381	¥13,949	¥6,976	¥165,306	¥ 56,761	¥222,067

Year ended March 31, 2004	Japan	North America	Europe	Total	Eliminations/ Corporations	Consolidated total
	Millions of yen					
Net sales to:						
Outside customers	¥163,993	¥16,980	¥10,285	¥191,258	¥ —	¥191,258
Intersegment sales/transfers	7,377	3,118	4	10,499	(10,499)	—
Total	171,370	20,098	10,289	201,757	(10,499)	191,258
Cost of sales and operating expenses	156,466	20,690	10,663	187,819	(11,041)	176,778
Operating income (loss)	¥ 14,904	¥ (592)	¥ (374)	¥ 13,938	¥ 542	¥ 14,480
Assets	¥109,332	¥ 8,221	¥ 6,612	¥124,165	¥ 64,891	¥189,056

Year ended March 31, 2004	Japan	North America	Europe	Total	Eliminations/ Corporations	Consolidated total
	Thousands of U.S. dollars					
Net sales to:						
Outside customers	$1,551,641	$160,659	$ 97,313	$1,809,613	$ —	$1,809,613
Intersegment sales/transfers	69,799	29,501	38	99,338	(99,338)	—
Total	1,621,440	190,160	97,351	1,908,951	(99,338)	1,809,613
Cost of sales and operating expenses	1,480,424	195,761	100,890	1,777,075	(104,466)	1,672,609
Operating income (loss)	$ 141,016	$ (5,601)	$ (3,539)	$ 131,876	$ 5,128	$ 137,004
Assets	$1,034,460	$ 77,784	$ 62,560	$1,174,804	$ 613,975	$1,788,779

17.3 Overseas Sales Information

Overseas sales of the Company for the years ended March 31, 2002, 2003 and 2004, were summarized as follows:

Year ended March 31, 2002	North America	Europe	Other	Total
	Millions of yen			
Overseas sales	¥44,973	¥16,142	¥3,993	¥ 65,108
Consolidated net sales	—	—	—	206,334
Ratio of overseas sales to consolidated sales	21.8%	7.8%	1.9%	31.5%

Year ended March 31, 2003	North America	Europe	Other	Total
	Millions of yen			
Overseas sales	¥35,223	¥9,489	¥3,689	¥ 48,401
Consolidated net sales	—	—	—	197,224
Ratio of overseas sales to consolidated sales	17.8%	4.8%	1.9%	24.5%

Year ended March 31, 2004	North America	Europe	Other	Total
	Millions of yen			
Overseas sales	¥21,906	¥10,752	¥3,277	¥ 35,935
Consolidated net sales	—	—	—	191,258
Ratio of overseas sales to consolidated sales	11.5%	5.6%	1.7%	18.8%

Year ended March 31, 2004	North America	Europe	Other	Total
	Thousands of U.S. dollars			
Overseas sales	$207,267	$101,731	$31,006	$ 340,004
Consolidated net sales	—	—	—	1,809,613
Ratio of overseas sales to consolidated sales	11.5%	5.6%	1.7%	18.8%

18. ASSETS DONATION FROM MR. OKAWA

In January 2001, Mr. Isao Okawa, then chairman and president of the Company who passed away on March 16, 2001, proposed to contribute his own assets netting ¥77,913 million to the Company to support the development of the business. At the Meeting of Board of Directors held on January 31, 2001, the Company accepted Mr. Okawa's proposal, thereby realizing a gain on donated assets for the year then ended.

18.1 Summary of Donated Assets from Mr. Okawa (For the year ended March 31, 2001)

	Millions of yen
Treasury stock (19,865,718 shares)	¥ 33,573
Investments in securities	57,525
Long-term loans receivable, net	1,200
Other investments	7,132
Other current assets	9,134
Total donated assets	108,564
Less: Short-term bank loans	21,815
Other current liabilities	8,836
Net donated assets	¥ 77,913

Marketable securities are valued at the market prices prevailing as at January 31, 2001 and non-marketable securities are evaluated at the fair values as at January 31, 2001 by an independent appraiser. The balance of loans receivable has been reduced for uncollected ones.

18.2 Summary of Donated Assets to be Settled

The following donated assets from Mr. Okawa are planned to be settled in the following year.

	Millions of yen			Thousands of U.S. dollars
	2002	2003	2004	2004
Building	¥ 104	¥ 98	¥ 86	$ 814
Land	279	118	65	615
Investments in securities	31,554	3,699	3,155	29,851
Long-term loans receivable	1,900	1,900	1,900	17,977
Allowance for doubtful accounts	(700)	(700)	(1,120)	(10,597)
Other investments	5,814	3,301	4,435	41,963
Other current liabilities	(5,000)	—	—	—
Total	¥33,951	¥8,416	¥8,521	$80,623

18.3 Summary of Losses on Settlement of Donated Assets

Gains and losses on settlement of assets from Mr. Okawa are summarized as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2003	2004	2004
Gains on sales of investments in securities	¥ 2,376	¥ 576	¥ 301	$ 2,848
Losses on sales of investments in securities	(3,097)	(869)	(186)	(1,760)
Losses on valuation of investments in securities	(14,425)	(1,088)	(119)	(1,126)
Losses in investments association	(1,425)	(2,253)	254	2,403
Gains on settlement of other current liabilities	—	869	—	—
Provision of allowance for doubtful accounts	—	—	(420)	(3,974)
Other gains (losses)	(154)	48	(27)	(255)
Total	¥(16,725)	¥(2,717)	¥(197)	$ (1,864)

18.4 Summary of Proceeds from and Payments on Settlement of Donated Assets

Proceeds from and payment on the donated assets from Mr. Okawa are as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2003	2004	2004
Payment on notes payable	¥ (3,836)	¥ —	¥ —	$ —
Proceeds from sales on investments in securities	9,703	18,690	858	8,118
Proceeds from collection of short-term loans receivables	8,013	—	—	—
Payments for notes payable	(20,815)	—	—	—
Dividends from investments association	—	—	633	5,989
Other	(25)	199	27	256
Total	¥ (6,960)	¥18,889	¥1,518	$14,363

19. EMPLOYEE BENEFIT PLAN

Upon terminating employment, employees of the Company and subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments. The Company has adopted an adjusted pension plan to all of the pension and severance plan since November 1, 1993. The following is a summary of financial information on the pension and severance plan applicable to the years ended March 31, 2003 and 2004.

19.1 Summary of Benefit Obligation

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Projected benefit obligation	¥(10,992)	¥(12,419)	$(117,504)
Plan assets	4,252	5,616	53,137
Unrecognized benefit obligation	(6,740)	(6,803)	(64,367)
Unrecognized actuarial differences	3,787	2,898	27,420
Unrecognized prior service cost	(727)	(636)	(6,018)
Accrued employees' retirement benefits	¥ (3,680)	¥ (4,541)	$ (42,965)

19.2 Summary of Pension Expense

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Service cost	¥ 801	¥1,059	$10,020
Interest cost	202	215	2,034
Expected return on plan assets	(103)	0	0
Recognized actuarial differences	146	393	3,718
Amortization of prior service cost	(90)	(91)	(860)
Net periodic pension expense	¥ 956	¥1,576	$14,912

19.3 Summary of Assumptions on Benefit Obligation

	2003	2004
Periodic distribution method of expected pension benefit	Straight-line method	Straight-line method
Discount rate	2.0%	2.0%
Expected rate of return on plan assets	2.5%	0.0%
Amortization period of prior service differences (within average remaining service years when incurred)	10 years	10 years
Amortization period of actual loss (within average remaining service years when incurred, but amortization is to commence from the following year)	10 years	10 years

20. STOCK OPTION PLAN

Under the Plans, which were approved at the General Meeting of Shareholders held on June 27, 2002 and June 27, 2003, directors and employees are entitled to be granted options for 1,113,600 shares at an exercise price of ¥2,465 at March 31, 2003 and 722,000 shares at an exercise price of ¥2,465 and 4,134,500 shares at an exercise price of ¥1,025 at March 31, 2004.

21. DERIVATIVES

In the normal course of business, the company enters into various derivative financial instruments in order to manage the exposure resulting from fluctuations in foreign currency exchange rates and interest rates.

Derivative financial instruments were as follows:

As of March 31, 2003

At March 31, 2003, there were no derivative financial instruments, except those instruments to which hedge accounting is applied.

As of March 31, 2004

Currency relatives:

Description	Millions of yen		
	Contract amount	Estimated fair value	Unrealized gain/(loss)
Foreign exchange contracts			
Buys contracts:			
US $	¥841	¥736	¥(104)
Total	¥841	¥736	¥(104)

Notes: 1. The estimated fair value is provided by financial institutions with which we made the contracts of currency swaps.
2. Any derivative transaction to which hedge accounting is applied are excluded from the above table.

Interest relatives:

Description	Millions of yen		
	Contract amount	Estimated fair value	Unrealized gain/(loss)
Interest swap contracts	¥6,000	¥5,977	¥(22)
Total	¥6,000	¥5,977	¥(22)

Notes: 1. The Contract amount represents the nominal amount of the interest rate swap contracts.
2. Any derivative transaction to which hedge accounting is applied are excluded from the above table.

22. SUBSEQUENT EVENTS

22.1 Establishment of a Joint Holding Company through a Share-for-Share Exchange

The 46th General Meeting of Shareholders of the Company held on June 29, 2004 approved establishment of a Joint Holding Company through a share-for-share exchange in cooperation with Sammy Corporation.

The 29th General Meeting of Shareholders of Sammy Corporation held on June 25, 2004 also approved the establishment.

The establishment is subject to approvals of relevant regulatory authorities.

The purpose and outline of the establishment are as follows.

(1) The purpose of the establishment

The Company and Sammy Corporation have reached an agreement on a business combination for the purpose of maximizing corporate value by combining the management resources and maximizing synergistic benefits in order to further strengthen their position as a globally integrated entertainment Company.

The Company and Sammy have minimal overlap and competition with each other's businesses and are expected to achieve complementary results. The business combination aims to harmonize both companies' technical development capabilities with Sammy's high growth potential and profitability, and the Company's globally renown brand name, while concurrently pursuing synergistic benefits and business efficiencies in order to accelerate both companies' business development in the Japanese market, thereby enabling both companies to fortify their combined presence as an integrated entertainment company.

For that purpose, the Company establishes SEGA SAMMY HOLDINGS INC., a Joint Holding Company, through a share-for-share exchange specified in the Article 364 of the Commercial Code of Japan in cooperation with Sammy Corporation.

(2) Outline of the Holding Company

① Name

SEGA SAMMY HOLDINGS INC.

② Location of incorporation

Minato-ku, Tokyo

③ Stock and numbers to be issued at the exchange

The stock to be issued is common stock and the total numbers are the sum of the numbers calculated by multiplying the total numbers of issued common stocks at the date before the date of the exchange by the Company by 0.28 and the total numbers of issued common stocks at the date before the date of the exchange by Sammy Corporation.

④ Exchange ratio
The Holding Company share will be allotted in the following ratio to shareholders listed on each companies' shareholders' lists at the date before the date of the exchange.

One Holding Company share will be allotted in exchange for each Sammy share, and 0.28 Holding Company shares will be allotted in exchange for each SEGA share.

⑤ Paid-in capital and additional paid-in capital
Paid-in capital: ¥10 billion
Additional paid-in capital: Amount calculated by deducting the paid-in capital from the sum of the parties' net assets existing at the date of the exchange.

⑥ Cash consideration upon the transaction
The Holding Company will not pay any cash consideration upon the occurrence of the transaction.

⑦ Schedule of the exchange
October 1, 2004
The Company and Sammy may change the above schedule upon discussion should any significant issues arise as the business combination planning process proceeds.

⑧ Directors and corporate auditors of SEGA SAMMY HOLDINGS INC.
Directors (7 persons): Hajime Satomi, Hisao Oguchi, Keishi Nakayama, Kiyofumi Sakino, Hideki Okamura, Kenkichi Yoshida and Yasuo Tazoe
Note that Hajime Satomi is scheduled to inaugurate as Chairman, President and Representative Director.
Corporate auditors (4 persons): Kazutada Ieda, Akio Kioi, Ryoichi Arai and Yoshio Hirakawa
Note that all corporate auditors are the outside statutory auditors as defined in paragraph 1 of Article 18 of the Audit Special Exceptions Law of Japan (Law No. 22 of 1974).

⑨ Outline of Sammy Corporation (at March 31, 2004)

Company Name	SAMMY CORPORATION	
Location of Headquarters	23-2, Higashi Ikebukuro 2-chome, Toshima-ku, Tokyo	
Date of Incorporation	November 1, 1975	
Paid-in Capital	¥15,374 million	
Description of Business	Development, manufacturing and sales of pachislot and pachinko machines and peripherals, amusement arcade equipment and home video game software	
Representative	Hajime Satomi, President and Representative Director	
Number of Employees	1,006	
Net Sales and Net income (Million yen)	Net Sales: ¥227,174 Net income: ¥34,866	For the year ended March 31, 2004
Assets, Liabilities and Shareholders' Equity (Million yen)	Assets: ¥276,277 Liabilities: ¥159,750 Equity: ¥116,526	At March 31, 2004

22.2 The Redemption of the Company's 5th Unsecured Convertible Bonds
At the meeting of Board of Directors at June 29, 2004, the Company decided the redemption of the Company's 5th unsecured convertible bonds (convertible-bond type bonds with warrants, hereinafter referred to as "convertible bonds") within the upper limit of ¥5 billion. Associated with the convertible bonds announced on May 20, 2004, aiming at the incorporation of a 100% holding parent company with Sammy Corporation through transferring shares of both companies, the Company is now planning to hold the creditors' meeting to add an article of early redemption (creditors' meeting date (to be determined), the early redemption price ¥117 per stated value ¥100 (scheduled)). Accordingly, the Company made the decision to keep the effectiveness of the early redemption of bonds outstanding. Furthermore, the above-mentioned addition of the article and execution of the early redemption requires 1) the judicial decision to approve the resolution provided in Article 319 of the Commercial Code of Japan, 2) the resolution of approval to add an article regarding the early redemption in the creditors' meeting and 3) the effect of the judicial approval of the resolution 2) in accordance with Article 327 of the Commercial Code of Japan.

ChuoAoyama PricewaterhouseCoopers

PRICEWATERHOUSECOOPERS

Kasumigaseki Bldg. 32nd Floor
3-2-5, Kasumigaseki, Chiyoda-ku,
Tokyo 100-6088, Japan

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
SEGA CORPORATION

We have audited the accompanying consolidated balance sheets of SEGA CORPORATION and its subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years ended March 31, 2004, all expressed in Japanese Yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are freeof material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SEGA CORPORATION and its subsidiaries as of March 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2004 in conformity with accounting principles generally accepted in Japan.

As described in Note 22, SEGA CORPORATION decided the incorporation of a 100% holding parent company through a share-for-share exchange and the redemption of SEGA CORPORATION's 5th unsecured convertible bonds (convertible-bond type bonds with warrants).

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.

ChuoAoyama PricewaterhouseCoopers

ChuoAoyama PricewaterhouseCoopers
Tokyo, Japan
June 29, 2004

non-consolidated statements of operations

SEGA CORPORATION
For the years ended March 31, 2002, 2003 and 2004

	Millions of yen			Thousands of U.S. dollars
	2002	2003	2004	2004
Net Sales	¥106,550	¥100,042	¥97,269	$920,323
Costs of Sales	82,029	77,933	71,852	679,837
Gross profit	24,521	22,109	25,417	240,486
Selling, General and Administrative Expensive	20,158	20,016	19,293	182,543
Operating income	4,363	2,093	6,124	57,943
Other Income (Expenses):				
Interest and dividend income	1,477	1,103	1,886	17,845
Interest expense	(1,204)	(303)	(193)	(1,826)
Gain on sales of property and equipment	—	1,249	1	9
Loss on sales or disposal of property and equipment	(2,462)	(359)	(78)	(738)
Loss on valuation of investments in securities	(5,998)	(938)	(745)	(7,049)
Loss on valuation of investments in subsidiaries and affiliates	(5,636)	(2)	(900)	(8,515)
Gain on donated assets from Mr. Okawa	1,667	—	—	—
Net gain on sales of investments in securities	1,447	2,733	517	4,892
Net gain (loss) on sales of investments in securities of subsidiaries and affiliates	376	(91)	0	0
Net loss on foreign exchange	(175)	(614)	(693)	(6,557)
Income from administration charge to affiliates	1,872	1,802	1,042	9,859
Expenses on administration charge to affiliates	(1,301)	(1,109)	(611)	(5,781)
Reversal of provision for doubtful accounts	4,694	—	680	6,434
Provision for doubtful accounts	—	(2,338)	—	—
Reserve for valuation loss of investments in subsidiaries	—	(4,292)	(212)	(2,006)
Amortization of bond and note issue expenses	(482)	(595)	(595)	(5,630)
Gain on redemption of convertible bonds	—	379	509	4,816
Net gain (loss) on settlement of donated assets from Mr. Okawa	(16,974)	(3,096)	34	322
Other, net	(2,040)	(1,581)	(110)	(1,041)
Total other income (expense), net	(24,739)	(8,052)	532	5,034
Income (loss) before income taxes	(20,376)	(5,959)	6,656	62,977
Income Taxes	391	(3,423)	(3,000)	(28,385)
Net income (loss)	¥(20,767)	¥ (2,536)	¥ 9,656	$ 91,362

	Yen			U.S. dollars
	2002	2003	2004	2004
Per Share:				
Net income (loss) — basic	¥ (138.7)	¥ (16.4)	¥ 62.3	$ 0.59
Cash dividends	—	—	—	—
Weighted average number of shares (thousands)	149,765	154,784	155,039	155,039

non-consolidated balance sheets

SEGA CORPORATION
March 31, 2003 and 2004

Assets	Millions of yen 2003	Millions of yen 2004	Thousands of U.S. dollars 2004
Current Assets:			
Cash and time deposits	¥ 79,386	¥ 53,800	$ 509,036
Notes and accounts receivable	14,804	13,646	129,113
Inventories	4,372	5,246	49,636
Prepaid expenses	2,539	692	6,547
Other current assets	12,458	10,646	100,729
Less allowance for doubtful accounts	(550)	(520)	(4,920)
Total current assets	113,009	83,510	790,141
Investments and Advances:			
Investments in securities	23,427	30,322	286,896
Long-term loans receivable	47,599	17,383	164,472
Other investments and advances	11,401	13,015	123,142
Less allowance for doubtful accounts	(35,832)	(12,790)	(121,014)
Reserve for valuation loss of investments in subsidiaries	(7,637)	(7,962)	(75,333)
Total investments and advances	38,958	39,968	378,163
Property and Equipment:			
Amusement machines and facilities	3,046	3,396	32,132
Building and structures	26,411	24,368	230,561
Other	7,590	7,959	75,305
	37,047	35,723	337,998
Less accumulated depreciation	(23,029)	(22,341)	(211,382)
	14,018	13,382	126,616
Land	8,924	8,969	84,861
Total property and equipment	22,942	22,351	211,477
Fixed Leasehold Deposits	1,536	2,000	18,923
Deferred Charges and Intangible Assets	4,189	3,249	30,741
Total assets	¥180,634	¥151,078	$1,429,445

Liabilities and Shareholders' Equity	Millions of yen 2003	Millions of yen 2004	Thousands of U.S. dollars 2004
Current Liabilities:			
Short-term bank loans	¥ 841	¥ 740	$ 7,002
Current portion of bond	2,450	2,900	27,439
Current portion of convertible bond	—	10,080	95,373
Current portion of long-term debt	600	600	5,677
Notes and accounts payable:			
Trade	8,977	9,830	93,008
Subsidiaries and affiliates	423	423	4,002
Other	672	1,348	12,754
	10,072	11,601	109,764
Accrued expenses	12,342	7,476	70,735
Income taxes payable	54	54	511
Other current liabilities	1,259	473	4,476
Total current liabilities	27,618	33,924	320,977
Long-Term Liabilities:			
Long-term debt	71,256	22,756	215,309
Accrued employees' retirement benefits	2,290	2,511	23,758
Accrued retirement benefits for directors and corporate auditors	60	85	804
Deferred tax liabilities	—	1,019	9,641
Other long-term liabilities	778	744	7,040
Total long-term liabilities	74,384	27,115	256,552
Shareholders' Equity:			
Common stock, no par value as of March 31, 2003 and 2004:			
Authorized — 600 million shares at March 31, 2002 and 2003, respectively			
Issued — 174,945,690 shares			
at March 31, 2003 and 2004, respectively	127,583	127,583	1,207,144
Additional paid-in capital	2,172	2,172	20,551
Accumulated deficit	(10,942)	(1,286)	(12,168)
Unrealized gain (loss) on other securities	(275)	1,485	14,051
Adjustment on revaluation of land	(6,265)	(6,266)	(59,287)
Treasury stock, at cost	(33,641)	(33,649)	(318,375)
Total shareholders' equity	78,632	90,039	851,916
Total liabilities and shareholders' equity	¥180,634	¥151,078	$1,429,445

board of directors and auditors

As of June 28, 2004



Chairman and CEO
Hajime Satomi



President and COO
Hisao Oguchi



Managing Director
Yoshiharu Suzuki



Managing Director
Hideki Okamura



Managing Director
Yasuo Tazoe



Director
Akira Sugano

Statutory Auditor	Kazutada Ieda
Statutory Auditor	Iwao Nishi
Auditor	Ryoichi Arai
Auditor	Mineo Enomoto

corporate data

As of March 31, 2004

Head Office
2-12 Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan
Tel: 81-3-5736-7111
http://www.sega.co.jp

Date of Incorporation
June 3, 1960

Number of Employees
3,507 (consolidated basis)
814 (non-consolidated basis)

Paid-in Capital
¥127,583 million

Number of Shareholders
98,515

Number of Shares Authorized
600,000,000 shares

Number of Shares Issued
174,945,690 shares

Stock Listing
Tokyo Stock Exchange (First Section)

Transfer Agent
The Sumitomo Trust and Banking Co., Ltd.

Independent Accountant
ChuoAoyama PricewaterhouseCoopers
Tokyo, Japan

Ordinary General Meeting of Shareholders
June

American Depositary Receipts
Ratio (ADR:ORD): 4:1
Symbol: SEGNY
CUSIP: 815793104
Depositary: JPMorgan Chase Bank
270 Park Avenue,
New York, NY
10017-2070, U.S.A.
Tel: 1-212-270-6000

principal overseas subsidiaries

SEGA of America, Inc.
650 Townsend Street, Suite 650,
San Francisco, CA 94103-4908, U.S.A.
Tel: 1-415-701-6000

SEGA Enterprises, Inc. (U.S.A.)
650 Townsend Street, Suite 575,
San Francisco, CA 94103-4908, U.S.A.
Tel: 1-415-701-6500

Visual Concepts Entertainment, Inc.
One Thorndale Drive, San Rafael, CA 94903, U.S.A.
Tel: 1-415-479-3634

SEGA Europe Ltd.
27 Great West Road, Brentford,
Middlesex, TW8 9BW, United Kingdom
Tel: 44-020-8995-3399

SEGA AMUSEMENTS EUROPE LTD.
Suite 3a, Oaks House 12-22, West Street, Epsom,
Surrey, KT18 7RG, United Kingdom
Tel: 44-1372-731-820

(Brief English Description)
Listing Application
and Securities Report for Listing Application
for SEGA SAMMY HOLDINGS INC. ("Company")
submitted by SEGA CORPORATION ("SEGA")
and Sammy Corporation ("Sammy")

As required under the regulations of the Tokyo Stock Exchange ("TSE"), SEGA and Sammy, on behalf of the Company, submitted a Listing Application and a Securities Report for Listing Application (collectively, the "Application"), together with certain other documents to the TSE on August 20, 2004.

In addition to basic information regarding the Company, the Application contains information regarding (i) the purpose and details of the share-for-share exchange transaction ("Transaction") under Japanese law in connection with which the Company will be established, (ii) brief balance sheet projection as of the effective date of the Transaction (i.e., October 1, 2004), (iii) principal consolidated and non-consolidated financial information with respect to each of SEGA and Sammy for the most recent 5 full fiscal years, (iv) historical background and organizational structure of the Company, (v) affiliates and employees of the Company, (vi) certain risk factors relating to the business of the Company, (v) principal facilities and equipment of the Company, (vi) capitalization and shareholders of the Company, (vi) average price of common shares for each of SEGA and Sammy over the most recent 5 full fiscal years and (vii) officers of the Company, among other things.

In particular, as described in the Application, SEGA and Sammy reached an agreement with respect to the Transaction for the purpose of maximizing corporate value by combining the management resources and maximizing synergistic benefits in order to further strengthen their position as a globally integrated entertainment companies. SEGA and Sammy have minimal overlap and competition with each others businesses and are expected to achieve complementary results. The Transaction aims to harmonize both companies' technical development capabilities with Sammy's high growth potential and profitability, and SEGA's globally renown brand name, while concurrently pursuing synergistic benefits and business efficiencies in order to accelerate both companies' international business development, thereby enabling both companies to fortify their combined presence as an integrated entertainment company.

The total authorized number of Company common shares will be 400 million, of which 136,485,511 shares, being the total of (i) all SEGA common shares outstanding as of the date immediately preceding the effective date of the Transaction multiplied by the share exchange ratio (being 0.28) and (ii) all Sammy common shares outstanding as of the date immediately preceding the effective date of the Transaction, will be issued and outstanding as of the effective date of the Transaction.

The projected asset of the Company as of October 1, 2004, calculated based on the balance sheet information of SEGA and Sammy as of March 31, 2004, is

206,564,000,000 yen, consisting solely of common shares of SEGA and Sammy. No liability is projected to exist, and the projected shareholders' equity of the Company as of October 1, 2004 is 206,564,000,000 yen, consisting of 10,000,000,000 yen paid-in capital and 196,564,000,000 yen capital reserve. The Company is expected to have approximately 50 employees as of October 1, 2004.

The directors and statutory auditors of the Company will be as follows:

Title	Name
Chairman, President and Representative Director	Hajime Satomi
Vice Chairman and Director	Hisao Oguchi
Senior Managing Director	Keishi Nakayama
Managing Director	Kiyofumi Sakino
Director	Kenkichi Yoshida
Director	Hideki Okamura
Director	Yasuo Tazoe
Standing Statutory Auditor	Kazutada Ieda
Statutory Auditor	Akio Kioi
Statutory Auditor	Ryoichi Arai
Statutory Auditor	Toshio Hirakawa

(Brief English Description)
Listing Application
and Securities Report for Listing Application
for SEGA SAMMY HOLDINGS INC. ("Company")
submitted by SEGA CORPORATION ("SEGA")
and Sammy Corporation ("Sammy")

As required under the regulations of the Tokyo Stock Exchange ("TSE"), SEGA and Sammy, on behalf of the Company, submitted a Listing Application and a Securities Report for Listing Application (collectively, the "Application"), together with certain other documents to the TSE on August 20, 2004.

In addition to basic information regarding the Company, the Application contains information regarding (i) the purpose and details of the share-for-share exchange transaction ("Transaction") under Japanese law in connection with which the Company will be established, (ii) brief balance sheet projection as of the effective date of the Transaction (i.e., October 1, 2004), (iii) principal consolidated and non-consolidated financial information with respect to each of SEGA and Sammy for the most recent 5 full fiscal years, (iv) historical background and organizational structure of the Company, (v) affiliates and employees of the Company, (vi) certain risk factors relating to the business of the Company, (v) principal facilities and equipment of the Company, (vi) capitalization and shareholders of the Company, (vi) average price of common shares for each of SEGA and Sammy over the most recent 5 full fiscal years and (vii) officers of the Company, among other things.

In particular, as described in the Application, SEGA and Sammy reached an agreement with respect to the Transaction for the purpose of maximizing corporate value by combining the management resources and maximizing synergistic benefits in order to further strengthen their position as a globally integrated entertainment companies. SEGA and Sammy have minimal overlap and competition with each others businesses and are expected to achieve complementary results. The Transaction aims to harmonize both companies' technical development capabilities with Sammy's high growth potential and profitability, and SEGA's globally renown brand name, while concurrently pursuing synergistic benefits and business efficiencies in order to accelerate both companies' international business development, thereby enabling both companies to fortify their combined presence as an integrated entertainment company.

The total authorized number of Company common shares will be 400 million, of which 136,485,511 shares, being the total of (i) all SEGA common shares outstanding as of the date immediately preceding the effective date of the Transaction multiplied by the share exchange ratio (being 0.28) and (ii) all Sammy common shares outstanding as of the date immediately preceding the effective date of the Transaction, will be issued and outstanding as of the effective date of the Transaction.

The projected asset of the Company as of October 1, 2004, calculated based on the balance sheet information of SEGA and Sammy as of March 31, 2004, is

206,564,000,000 yen, consisting solely of common shares of SEGA and Sammy. No liability is projected to exist, and the projected shareholders' equity of the Company as of October 1, 2004 is 206,564,000,000 yen, consisting of 10,000,000,000 yen paid-in capital and 196,564,000,000 yen capital reserve. The Company is expected to have approximately 50 employees as of October 1, 2004.

The directors and statutory auditors of the Company will be as follows:

Title	Name
Chairman, President and Representative Director	Hajime Satomi
Vice Chairman and Director	Hisao Oguchi
Senior Managing Director	Keishi Nakayama
Managing Director	Kiyofumi Sakino
Director	Kenkichi Yoshida
Director	Hideki Okamura
Director	Yasuo Tazoe
Standing Statutory Auditor	Kazutada Ieda
Statutory Auditor	Akio Kioi
Statutory Auditor	Ryoichi Arai
Statutory Auditor	Toshio Hirakawa